

9/16

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Airlines System

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 00122 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 6/17/08

Japan Airlines Corporation and Consolidated Subsidiaries
Consolidated Financial Information

For the year ended March 31, 2008

Contents

1. Business Performance and Financial Condition

(1) Analysis of business performance

Overview of the period

The outlook for the world economy is currently the focus of mounting uncertainty, and concerns of a slowdown have arisen as a result of developments such as the unrest in financial markets sparked by the subprime mortgage loan problem and soaring crude-oil prices. In spite of this, the global economy, particularly in East Asia and Europe, performed steadily overall during the year.

The Japanese economy, meanwhile, sustained a modest recovery overall, in spite of signs of weakness in some indicators such as housing starts. These were offset by factors such as robust exports buoyed by economic expansion overseas, and growth in capital investment.

Amid these circumstances the JAL Group has been implementing its FY2007-2010 Medium-Term Revival Plan (hereinafter referred to as the "Medium-Term Revival Plan") formulated in February 2007, which is aimed at rebuilding the foundation of Group business and maintaining a stable level of profit in anticipation of the large-scale expansion of Narita International Airport and Tokyo International Airport (Haneda), scheduled for 2010. In line with the plan it is reducing costs across the board, including personnel expenses, and making painstaking efforts to enhance profitability, while always giving utmost priority to ensuring aviation safety. These efforts have been bearing fruit steadily.

With regard to cost, fuel prices (Singapore Kerosene) have remained at all-time highs and even exceeded US$130/barrel temporarily. Nevertheless, steady progress has been made with the implementation of the Medium-Term Revival Plan, including the restructuring of routes and the renewal of the fleet through the introduction of fuel-efficient small and medium-sized aircraft.

In addition, the rise in fuel costs has been curbed substantially by means of exhaustive internal efforts, including reducing the volume of fuel consumption by such means as increasing the frequency of engine cleaning, and by effective fuel-hedging programs. Steps were also taken to reduce personnel costs by continuing a 10% cut in basic wages and by implementing measures that included imposing substantial curbs on employee bonuses, applying a special early-retirement scheme for groundside managerial staff and cabin crew, and reforming retirement benefit schemes.

In April we formally joined the oneworld global alliance of the world's leading quality airlines, and as one of our measures to increase revenues we are deploying a 'premium strategy' under the umbrella of the theme "Business & Happiness", mainly targeting business and top-tier passengers. We also established "Corporate Sales Center" that combines domestic and international sales, enhancing convenience for business passengers and strengthening the sales support structure. In parallel with this, we took vigorous steps to cater to tourism demand, including by identifying customer needs accurately and by inaugurating charter flights in and out of Haneda Airport.

We have also been rebuilding non-air transport related business and selling assets, concentrating management resources on the air transportation business with the aim of enhancing the profitability of the Group as a whole.

In addition, to improve our financial position and enhance corporate value, we increased our capital by ¥153.5 billion through the issuance of preferred stock by means of a third party allocation.

To ensure the maintenance of safe aviation we have been conducting study and analysis through the Line Operations Safety Audit (LOSA), a program to monitor daily flight operations, and our flight data analysis program. If any incidents occur that are believed to have resulted from human error, we are making every effort to identify the causes.

We are continuing to use the Safety Promotion Center, which was established in April 2006 as a place to learn from past experience the importance of safety. More than 40,000 people, both staff and the general public, have already visited the center, indicating its ever-increasing importance.

On a consolidated basis, the Group's operating revenues declined by 3.1% from the previous year, to ¥2,230.4 billion. This was because the robust performance of the air transportation business was offset by such factors such as last year's partial sale of shares in our former consolidated subsidiary JALUX Inc., which became an affiliate accounted for by the equity method. Operating expenses declined by 6.1% to ¥2,140.4 billion, as soaring aviation-fuel prices were countered by the fact that JALUX became an equity-method affiliate and by vigorous measures to cut costs. Operating income totaled ¥90 billion, and ordinary income came to ¥69.8 billion. Net income totaled ¥16.9 billion as a result of the posting of extraordinary losses in the form of lump-sum retirement payments under the early retirement scheme, reserves set aside for antitrust law investigations conducted by the U.S. and European Union authorities, and impairment losses.

Earnings by segment

1. Air Transportation Business

International passenger operations

In route operations, active steps were taken to revise the numbers of routes and flights with the aim of concentrating resources on high profit and fast-growing routes. Specifically, we increased flights on the New York and Paris routes (summer season), on which there is strong business demand, and also on the Narita-Delhi route, which is showing remarkable growth. We inaugurated a Haneda-Shanghai (Hongqiao) route, and also increased flights on other China routes as well as Vietnam and Russia (summer season) routes. In addition, the Narita arrival and departure timetables were revised to strengthen connection services between East Asia and Europe/North America, thereby enhancing customer convenience. In December we switched the airport we use in Moscow to Domodedovo International Airport, which has modern facilities and an excellent domestic and international hub in Russia.

With regard to the fleet, to counter record-high aviation fuel prices we progressed with downsizing to small and medium-sized aircraft. Of particular note was the boosting of operating efficiency by the introduction in May 2007 of Boeing 737-800s on international routes out of Osaka and Fukuoka. We also bolstered our cost-competitiveness still further by increasing the number of routes operated by JALways, a lower overheads Group airline subsidiary, to the Narita-Ho Chi Minh City route.

In April we formally joined the oneworld global alliance, and through cooperation with other member airlines have been offering an enhanced network and high-quality services.

With regard to service strategy, as part of our Premium strategies we refurbished and reopened our First Class Lounge and Sakura Lounge at Narita Airport in July, and remodeled the First Class and Executive Class check-in counters in December. Customer convenience was further improved by the inauguration of Support Counters, check-in counters dedicated to servicing the needs of priority guests, based on the principle of Universal Design.

On board our flights the JAL Premium Economy service, which provides extra space and comfort compared to our existing economy class, was first introduced on the Tokyo-London route in December 2007 and since then has been extended onto the Frankfurt and Paris routes. This new comfortable private space fitted with the innovatively-design JAL Sky Shell Seat, has received a warm reception from customers.

In the sphere of marketing, we have been vigorously catering to the needs of our corporate clients based in Japan by further enhancing the "JAL Corporate Flight Merit" program, which provides privileges to companies for their overseas business trips. The number of companies enrolled in the program has now doubled to around 1,200.

As a means of stimulating tourist demand, we conducted an autumn Europe promotional campaign, and also expanded the number of routes on which discounted JAL Goku fares can be purchased. Also, in addition to the destinations we normally operate charter flights, such as Hawaii and Palau, we inaugurated charter flights to new destinations such as China, Cambodia, and Croatia, operating a larger number of flights than in the previous year.

Passenger capacity on international routes during the year declined by 4.4% as measured by available seat-kilometers, owing to route restructuring and aircraft downsizing. With regard to demand, it was down year-on-year on routes to Europe, as tourist demand faltered under the strength of the Euro, and also on routes to the mainland U.S., Hawaii, and Oceania, in which supply capacity was reduced. However, it showed year-on-year growth on routes such as those to Southeast Asia, Korea, and China. As a result, overall demand fell by only 3.5% in terms of revenue passenger kilometers, and the passenger load factor rose by 0.7 of a point, to 71.8%.

Revenues from international passenger operations increased by 4.1% year-on-year, to ¥754.3 billion, which is attributable to the brisk growth in business demand and the shift of resources to high profit routes, and to the revision of fares and fuel surcharges, which boosted passenger yield by 7.8%.

Domestic passenger operations

In domestic passenger operations, we carried out our biggest review of our domestic network since 2002, which included the suspension of 9 under-performing routes. Other steps were taken to enhance profitability in the face of soaring fuel costs included expanding the role of our lower-overheads Group airlines, JAL Express and J-AIR.

Measures such as the introduction of the Boeing 737-800 and decommissioning of MD87s formed part of our renewal of the fleet by shifting to primarily small and medium-size, more fuel-efficient aircraft. These efforts were designed both to enhance passenger comfort and improve profitability.

With regard to product strategy, in December we introduced a first class service on domestic routes for the first time ever. JAL First Class, designed on the concept of "Respecting the passenger's private space and time, with the highest level of service," was inaugurated on the Haneda-Itami (Osaka) route in December 2007. It offers both spacious, comfortable seating and delicious in-flight meals in which only the finest ingredients are used, prepared by high-end restaurants. The service will be extended to the Haneda-Fukuoka in April 2008 and to Haneda-Sapporo routes in June 2008.

In addition, to ensure that customers find service on domestic routes simple, agreeable, and convenient to use, as part of our "time wastage avoidance strategy", we enhanced our JAL Touch & Go service making it possible for passengers to quickly and smoothly board their flight by using two-dimensional barcode technology. This service has been expanded to make it also available to customers other than JAL Mileage Bank (JMB) members.

A number of marketing measures were implemented to counteract the persistent steep rise in fuel costs, including fare increases and increases in the availability periods of "Tokubin (specific flights) discount" fares on some flights. Also, as part of a campaign to increase the number of JAL Mileage Bank members to 20 million, during the summer vacation period we established a new fare system with a provision of additional mileage points in order to stimulate demand.

In addition, as a common mileage partnership strategy with that used for international routes, to increase customer numbers we began issuing partnership cards under a business tie-up with ÆON Co., Ltd.

Capacity on domestic routes fell by 3.4% year-on-year during the year in terms of available seat-kilometers, reflecting route restructuring and aircraft downsizing. Demand, meanwhile, was down by 4.3% in terms of revenue passenger kilometers, impacted by the reduction in supply capacity. In consequence, the passenger load factor fell by 0.6 of a point, to 63.4%. Passenger yield increased by 4.8% year-on-year, owing to an improvement in passenger composition and fare increases, and revenues were up by 0.3%, to ¥677.4 billion.

Cargo and mail

On international routes there was a year-on-year decline in cargo exports to North America, to which the provision of cargo flights had been reduced, but to China we were successful in obtaining business for exports of semiconductor-manufacturing equipment and other merchandise requiring special handling. To Europe, factors such as the effective use of cargo capacity on passenger flights and improvements in load factors enabled us to achieve a robust performance all year, for example for exports of manufacturing parts to Eastern Europe.

On the import side, cargo originating in China was up year-on-year, but the reverse was true of cargo from the Americas, Europe, and Southeast Asia, the reasons for which included a reduction of supply capacity and the strength of the Euro. Given this slowing of demand for the shipments of cargoes to Japan, we took steps to enhance profitability. These included improving our transportation service by such means as introducing cargo flights with early-morning arrival times, so as to ensure a stable volume of cargo, and through a sales policy of actively meeting demand for cargo shipments to and from other parts of Asia, thereby moving a step forward from our traditional focus on cargoes to and from Japan.

In the sphere of the fleet and route management we used newly introduced Boeing 767 freighters to start on Tianjin and Qingdao routes in July and from the second half of the financial year, we have been giving priority to inaugurating flights to promising growth markets such as Jakarta and Ho Chi Minh City.

The total capacity for international air cargo transportation declined by 4.8% year-on-year in terms of available cargo ton-kilometers, in part because record-high aviation fuel prices prompted us to decommission five conventional Boeing 747 freighters.

On the demand side the total volume of air cargo transportation declined by 3.1% year-on-year in terms of revenue cargo ton-kilometers, in part because of the reduction of capacity. International cargo revenue fell by 1.2% from the previous year, to ¥188.2 billion as a rise in average yield was limited to only 1.9%. This was because factors such as phased revisions of the fuel surcharge were counterbalanced by factors such as the stiffening of competition and the yen's sharp appreciation from the end of 2007.

In international mail services, the volume of business originating in Japan, and also primarily in the U.S., remained robust throughout the year.

In domestic cargo operations, demand was below its level in the previous year. The major factors behind this were that capacity was reduced by the reduction of passenger flights and by aircraft downsizing, particularly on trunk routes, and in spite of vigorous use of daytime flights there was a fall in demand for perishable cargo.

The total volume of domestic air cargo transportation during the year fell by 1.1% year-on-year in terms of revenue cargo ton-kilometers, and cargo revenue fell by 3.7%, to ¥27.8 billion.

As in the case of domestic cargo, domestic mail was subject to a decline in capacity as a result of the reduction in the number of passenger flights, and demand for home delivery also fell from the second half, causing business to register a year-on-year decline.

Fuel prices (Singapore Kerosene) during the year remained at high levels, increasing to unprecedented levels. Given these circumstances, JAL conducted flexible hedging and took other active steps to reduce costs, including route restructuring and fleet renewal oriented towards fuel-efficient aircraft. It also implemented a variety of measures to increase revenues, doing everything possible to absorb the negative impact of increases in the price of fuel.

As a result of the developments outlined above, total operating revenues in the segment increased by ¥25.1 billion to ¥1,826.7 billion, and operating income rose by ¥76 billion to ¥78.6 billion (both after intra-segment eliminations and before intersegment eliminations).

JAL Group Fleet

Changes in the total number of aircraft operated by our consolidated subsidiaries during the year and the total number of owned and leased aircraft at the end of the year are shown below.

	Purchase	Lease	Sale/ Disposal	Lease termination	Other (Repair)	At March 31, 2008	
						Owned	Leased
Boeing 747-400					-2	36	1
Boeing 747-400F					+2	5	2
Boeing 747LR			-4	-1		9	0
Boeing 747F			-5			3	1
Boeing 777	+3			-1		15	25
Airbus A300-600R						18	4
Boeing 767		+3				19	24
Boeing 767F		+3				0	3
Douglas MD-90						16	0
Douglas MD-81						12	6
Douglas MD-87			-6			2	0
Boeing 737-400						9	14
Boeing 737-800	+2	+6				2	8
Bombardier CRJ200						0	9
Bombardier DHC-8-400		+2				3	8
SAAB 340B						10	4
Bombardier DHC-8-100						4	0
Bombardier DHC-8-300						1	0
B-N Group BN-2B			-1			2	0
Total	+5	+14	-16	-2		166	109

2. Airline-Related Business

TFK Corporation, an in-flight catering company, was impacted by the recent steep rises in prices of foodstuffs, but nevertheless achieved growth in both revenue and profit, owing in particular to obtaining new contracts with an overseas airline company and also for new JAL lounges. The sales of PACIFIC FUEL TRADING CORPORATION (hereinafter referred to as "PFTC"), a JAL affiliate engaging in the procurement and sales of aviation fuel overseas, fell as a result of a decline in sales volume and of the adverse impact of the strong yen on the translation of its revenues. Nevertheless, factors such as the sharp rises in fuel prices enabled it to register profit growth.

The revenues of the airline-related business segment declined by ¥19.9 billion year-on-year, to ¥348.8 billion, and operating income was down by ¥4.1 billion, at ¥4.2 billion.

Note: The principal reason for the decline in revenues and profit was the change of AGP Corporation from being a consolidated subsidiary to the status of an affiliate accounted for by the equity method.

3. Travel Services Business

At JALPAK, tour business to Asian countries and Europe was strong, but destinations such as Micronesia and China saw a year-on-year decline in passenger traffic, resulting in an overall drop in the number of customers. In spite of this, an improved yield per customer enabled revenue growth to be achieved, and since operating expenses were thoroughly overhauled, operating income also improved. The number of passengers carried by JAL Tours fell below the year-earlier level, as although the sale of packages for Okinawa, central Japan, and the Kanto region for passengers traveling from Tokyo was brisk, passenger numbers on tours to areas such as Hokkaido and Kyushu were down year-on-year. An increase in unit tour prices enabled the company to boost revenues, but profit declined as a result of substantially increased procurement costs.

Revenues in this travel services business segment were down by ¥6 billion year-on-year, at ¥373.7 billion, and operating income came to ¥900 million (compared with a ¥800 million loss for the previous period).

4. Credit Card and Leasing Services Business

The Group's credit card company, JALCard, succeeded in increasing the number of cardholders, which reached approximately 2.02 million (up 15% year-on-year). Transaction volume also rose substantially. This resulted from a tie-up with Odakyu Electric Railway, the introduction of a family program, and vigorous measures to recruit new cardholders. In non-card divisions, however, a review of contracts had a negative impact on revenues, leading to an overall decline in revenues.

As a result, revenues in this segment totaled ¥65.8 million, showing little change from the previous year, and operating income fell by ¥2 billion to ¥3.8 billion.

5. Other Businesses

Hotel operator JAL Hotels embarked upon a number of new management commissions it had won, including for Hotel Nikko Northland Obihiro, Hotel JAL Fujairah Resort & Spa, and Hotel Nikko Tianjin. However, factors such as the termination of business by Hotel Nikko Winds Narita and the expiry of the contract for the Sun Marina Hotel caused revenues to decline overall, and profit also declined.

Revenues in this segment declined by ¥114.5 billion year-on-year, to ¥101.4 billion, and operating income was down by ¥4.6 billion, at ¥2.6 billion.

Note: The principal reason for the decline in revenues and profit was the change of JALUX Inc. from a consolidated subsidiary to an affiliate accounted for by the equity method.

Outlook for FY2008

Looking ahead to business performance in FY2008 ending March 2009, with regard to international passenger operations we will continue to reduce supply capacity, for example by downsizing aircraft on U.S. routes, but demand is forecast to remain robust. Reasons for this include increases in flight frequency on routes with heavy business demand, such as to New York, Paris, and Moscow, and the full-scale positive effect of our Premium strategies. In addition, we predict a stable rise in passenger yield, in particular because of the improvement in route structure and the implementation of the Premium strategies. With regard to domestic passenger operations, aggregate demand is expected to be sluggish and we will face increasingly fierce competition from new airline companies, and the Shinkansen bullet train. Also in the case of international routes, supply capacity will also be reduced by progressive aircraft downsizing. Nevertheless, the benefits generated from the new "Corporate Sales Center" and the expansion of premium products are among the factors that we believe will lead to steady demand and yields.

Operating revenues in air transportation business will be buoyed by an ongoing strong performance. However, we forecast that operating revenues on a consolidated basis will decline by ¥46.4 billion from the previous year, to ¥2,184 billion. This is principally because PFTC, a company engaging in the procurement and sale of aviation fuel, has ceased to be a consolidated subsidiary. Additionally, operating expenses will remain at around their year-earlier level, at ¥2,134 billion. This is in spite of record-high fuel prices and the resultant substantial rise in fuel expenses, due partly to the cessation of PFTC as a consolidated subsidiary, as well as the reduction in personnel expenses and reform of the cost structure. In consequence, operating income on a consolidated basis is forecast to fall by ¥40 billion year-on-year, to ¥50 billion.

Ordinary income is projected to show a year-on-year decline of ¥39.8 billion to ¥30 billion, and net income to fall by ¥3.9 billion to ¥13 billion.

Current financial targets on a consolidated basis for the fiscal year ending March 2009

(Unit: billions of yen)

	Year ended Mar. 31, 2008	Year ending Mar. 31, 2009 (Forecast)	Difference
Operating Revenue	2,230.4	2,184.0	-46.4
Operating Income	90.0	50.0	-40.0
Ordinary Income	69.8	30.0	-39.8
Net Income	16.9	13.0	-3.9

1. Assumptions underlying the financial targets

The computation of the forecast is based on the assumption of an exchange rate of ¥110 against the U.S. dollar and an aviation fuel price (Singapore Kerosene) at a market price of US$110 per barrel. For the fiscal year ending March 31, 2009, we have entered into hedging transactions covering approximately 64% of our expected fuel requirements.

The above target figures are subject to certain uncertainties and risks, including those mentioned below. In the event of the materialization of any of these risks (e.g. further increase in fuel prices), we will make every effort to achieve the forecast results.

2. Status of implementation of medium-term business plan

Please refer to "(3) Medium- and Long-Term Management Strategies" in the "2. Management Policies" section.

3. Achievement of targeted management indicators

The management indicators we have designated are a return on equity (ROE) at around the 10% level and a figure of below 5 for the number of years to repay interest-bearing debt from business cash flow*, as prescribed by the Medium-Term Revival Plan. The final targets were not met in the reporting period, but progress was made in the repayment of interest-bearing debt and there was an increase in cash flow from operating activities as a result of profit growth. In consequence, steady progress was made towards achieving the targets for both ROE and the number of years to repay interest-bearing debt.

*business cash flow= Interest-bearing debt/ (Operating Income + Net Interest Expense-(Tax + Dividend) Repayment Lease Principle + Depreciation, etc.)

(2) Analysis of Financial Position

1. Assets, liabilities, and net assets

With regard to assets at the year-end on a consolidated basis, current assets rose by ¥103 billion, primarily as a result of a ¥156 billion increase in cash and time deposits stemming from factors such as a capital increase through the issuance of preferred stock by means of a third party allocation. Noncurrent assets declined by ¥72.7 billion year-on-year, primarily owing to a decline of ¥79.2 billion in property and equipment as a result of the sale of aircraft, buildings, and structures. As a result, total assets increased by ¥31.5 billion, to ¥2,122.7 billion.

On the liabilities side, among current liabilities the redemption of corporate bonds caused the total of corporate bonds redeemable with one year to fall by ¥42 billion year-on-year, but transfers from noncurrent liabilities caused the current portion of long-term debt to increase by ¥19.7 billion. Owing to these and other factors, current liabilities remaining showed little change from the previous year. Noncurrent liabilities fell by ¥109 billion as a result of transfers of corporate bonds and long-term borrowings to current liabilities, and of a reduction in accrued pension and severance costs. The net result was that total liabilities fell by ¥107.6 billion, to ¥1,651.7 billion.

Owners' equity rose by ¥139.1 billion to ¥471 billion due mainly to the fact that shareholders' equity rose by ¥170 billion through the issuance of preferred stock by means of a third party allocation and that net unrealized gain on hedging instruments, net taxes, decreased because of appreciation of the yen towards the end of the reporting term.

2. Cash flows

Cash flow from operating activities

Net cash provided by operating activities totaled ¥157.3 billion, up by ¥29.5 billion from the previous year. The principal factors behind this were income before income taxes and minority interests totaling ¥29.8 billion, and non-cash items such as depreciation, and adjustments of claims and obligations relating to operating activities.

Cash flow from investing activities

Net cash used in investing activities was ¥26.2 billion, up by ¥29.9 billion year-on-year. Principal inflows were proceeds from the sale of aircraft and other equipment in the amount of ¥115.7 billion (up ¥61 billion year-on-year), which more than offset a ¥27 billion decline in proceeds from the sale and redemption of investment securities.

Cash flow from financing activities

Net cash provided by financing activities came to ¥36.8 billion, compared with an outflow of ¥53 billion for the previous period. The principal components of this included inflows of ¥151.8 billion from the capital increase through the issuance of preferred stock by means of a third party allocation in March 2008, and inflows of long-term borrowings of ¥82.7 billion, up by ¥60.6 billion, and outflows for the redemption of bonds totaling ¥70.0 billion, down by ¥39.7 billion.

Reference: Cash flow indicators

	FY2003	FY2004	FY2005	FY2006	FY2007
Equity ratio (%)	7.5	9.0	6.9	14.9	21.4
Equity ratio at market value (%)	33.2	28.7	28.2	32.0	33.3
Interest-bearing debt repayment period (years)	17.2	9.0	12.2	8.0	5.8
Interest coverage ratio	2.7	5.7	4.5	6.7	8.2

Notes

- Equity ratio at market value: Gross equity market capitalization/Total assets
- Interest-bearing debt repayment period: Interest-bearing debt/cash flow from operating activities
- Interest coverage ratio: Cash flow from operating activities/Interest payments

(1) All indicators are calculated on the basis of consolidated financial data.

(2) Gross equity market capitalization is calculated by multiplying the closing price of our shares at the end of the period by the number of ordinary shares issued and outstanding at the end of the period.

(3) Cash flow from operating activities refers to cash flow from operating activities for the period as stated in the consolidated statement of cash flows.

(4) Interest-bearing debt refers to that portion of our liabilities stated in the consolidated balance sheets, which includes borrowings, bonds and other liabilities upon which we pay interest (including installment payments).

Interest payments mean interest paid as stated in the consolidated statement of cash flows.

(3) Basic policy on distribution of profits, and dividends for the reporting and current terms

The Medium-Term Revival Plan got off to a good start in the reporting term, its first year. Nevertheless, JAL has only taken its first step towards reforming its corporate fabric into one that will generate stable profits, and numerous external factors to be addressed are expected to arise, for example further increases in current fuel prices to more all-time highs. Accordingly, in February 2008 we formulated a new plan, the FY2008-2010 Medium-Term Revival Plan (hereinafter referred to as the "New Medium-Term Revival Plan"), to position the Group for the anticipated increasingly harsh changes in the business environment. In view of this, we regret very deeply that we do not expect to be able to pay a dividend on common stock for the reporting and current terms.

To enable us to resume dividend payments as soon as possible, we will endeavor to further improve profitability and to build a company with the inherent capacity to pay dividends continuously, irrespective of the business environment.

(4) Business risks

1. Medium-Term business plan

On February 29, 2008 the JAL Group announced its New Medium-Term Revival Plan to cover the three years to FY2010. The Group attaches the greatest importance to this plan, and to ensure that its goals are attained it is important to make assured progress in accomplishing the factors on which it is premised, which include the strict maintenance of aviation safety, raising personnel productivity, the reduction of personnel and other expenses, the renewal of the fleet and downsizing of aircraft, the implementation of Premium strategies, and the effective use of Group airlines. Factors such as changes in the Group's business environment within Japan and overseas may affect the attainment of those goals.

2. Indebtedness and financing

The JAL Group is currently carrying large amounts of debt, lease obligations, and retirement benefit obligations. It is also essential for it to be able to procure funds without difficulty for the purposes of capital investment, including for aircraft, and the redemption of obligations. In case of fund-raising and the arrangement of leases we have conducted in the past becoming difficult as a result of factors such as reforms to the tax or accounting systems, changes in financial markets or elsewhere in the external environment, the lowering of the Group's credit ratings, or the deterioration of its creditworthiness as a result of poor business performance, this may affect the Group's business and operational results.

3. Possible impact of changes in our market and geopolitical events abroad

Both our international and domestic operations depend to a large extent on the portion of our customer base made up of Japanese citizens; but our business and results of operations may be affected by such factors as increased competition, changes in the economic situation in Japan or the rest of the world, a decline in demand for air transportation in the Japanese customer base, seasonality, natural disasters, outbreaks of contagious diseases such as SARS and avian influenza, terrorist attacks, conflicts, wars or other similar events. In addition, in the event of terrorist attacks or acts of war, insurance premiums may be increased and insurance coverage restricted.

4. Possible effects of fluctuations in fuel prices and foreign exchange rates

The JAL Group uses hedging and other means to mitigate the risk of fluctuations in aviation fuel prices. However, the continuation of high fuel prices or significant disruptions in the supply of fuel may adversely affect our business and operational results. In addition, we add a fuel surcharge to fares on international routes that varies according to fluctuations in fuel prices, but if a major rise in fuel prices causes fares subject to the surcharge to increase substantially, that may depress demand for airline services and affect our business and results of operations.

In addition, owing to the international nature of our business, a large part of our revenues and expenses are denominated in certain foreign currencies. In view of this, fluctuations in exchange rates may affect our business and results of operations.

5. Operations and aircraft

In the event of an accident involving an aircraft operated by the JAL Group or an aircraft on a codeshare flight operated by another company, customer confidence in the Group and its standing in society would decline, and the resultant decline in demand and other factors may have an impact on its business performance. In addition, in the event that a technical circular directive in regard to airworthiness is issued in relation to problems relating to aircraft safety, or production delays by an aircraft manufacturer or aircraft-parts manufacturer necessitates the modification of plans for an aircraft's introduction, the business performance of the JAL Group may be affected.

6. Possible impact of laws and regulations

The JAL Group's operations are in a variety of respects subject to international, national and local laws and regulations. It is possible that the Group's business will be restrained by these regulations, necessitating substantial increases in expenditure. In February 2006 and thereafter, competition agencies in the United States, European Union, Switzerland, Canada, Australia and other jurisdictions began investigations into possible infringements of their respective competition laws by international cargo airlines, including Japan Airlines International Co., Ltd ("JALI"). With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$ 110 million. In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have damaged their interests. No specific amounts of damages or compensation have been claimed in these ongoing proceedings. Class action lawsuits have also been filed in Canada and Australia. The Group's business performance may be affected significantly depending upon the outcomes of the aforementioned lawsuits and investigations. In addition there is a risk that the Group will be involved in other litigation of various kinds relating to its business activities, and it is possible that this will adversely affect the Group's business and results of operations.

7. Reliance on technology systems and handling of customer information

The JAL Group's operations rely to some extent on certain technology systems that entail operational risks, including its information systems. Any difficulties in those technology systems resulting from factors such as computer viruses could disrupt Group business operations. In addition, any incident in which personal information concerning Group customers that is in its possession is leaked or improperly accessed could decrease public confidence in the Group and may affect its business.

2. Management Policies

(1) Fundamental Policy

Based on the following corporate philosophy, the JAL Group, as a comprehensive air transportation company group, strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world. The Group also aims to rank among the world's leading air transportation company groups, while striving to maximize its enterprise value for the benefit of all of its stakeholders.

Corporate philosophy

As a comprehensive air transportation company group, the JAL Group strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world.

(1) We will pursue safety and quality relentlessly.

(2) We will think and act from the standpoint of the customer.

(3) We will strive to maximize our enterprise value.

(4) We will endeavor to fulfill our responsibility as a corporate citizen.

(5) We will place value on diligence and the willingness to take on challenges.

(2) Targeted Principal Management Indicators

With the objective of maximizing corporate value, the JAL Group will endeavor to increase asset efficiency and enhance profitability so as to ensure the soundness of its financial position. Our key management indicators are return on equity (ROE) and the number of years to repay interest-bearing debt from business cash flow, for which the targets during the period of the New Medium-Term Revival Plan are to raise the former to about 10% level and to bring the latter down below 5 years.

(3) Medium- and Long-Term Management Strategies

In February 2007 the JAL Group announced its FY2007-2010 Medium-Term Revival Plan. Its objective was that of rebuilding the foundation of the Group's business so as to seize the business opportunities presented by the expansion of Narita International Airport and Tokyo International Airport (Haneda) and the increase in their takeoff and landing slots, scheduled for 2010, and ensure that they were used to fuel sustained corporate growth.

The plan got off to a good start in FY2007, its first year, which saw steady progress made in implementing measures that included the introduction of more fuel-efficient aircraft and aircraft downsizing, the Premium strategies, the raising of personnel productivity, and the reduction of personnel expenses by over ¥50 billion on a consolidated basis. Net income totaled ¥16.9 billion, exceeding the initial plan, and the financial position was strengthened by a capital increase through the issuance of preferred stock by means of a third party allocation.

However, the business environment surrounding the JAL Group continues to give little cause for optimism, characterized by persistent steep rises in the cost of fuel which have continued into the current fiscal year, and mounting fears of a global economic slowdown sparked by developments such as the subprime mortgage loan crisis. In order to build a corporate fabric that enables the Group to generate stable profit even in such a harsh environment, in February 2008 we announced our New Medium-Term Revival Plan, which deepens and broadens the previous Medium-Term Revival Plan, and also incorporates new strategies. With this plan we will endeavor to strengthen our resistance to risk and the practical ability to achieve our goals, thereby establishing a path towards stable growth from 2010 onward.

The following is an outline of the core measures in the New Medium-Term Revival Plan that relate to business operations.

1. Premium strategies
- To enhance the competitive of products and services by continuing and expanding Premium strategies

2. Raising of business profitability
- To renew the fleet by switching to more fuel-efficient aircraft and downsizing aircraft, and to concentrate management resources on high profit routes
- To ensure efficient operations by using lower overheads Group subsidiary airlines

3. Personnel productivity improvement
- To achieve productivity improvement targets one year ahead of schedule

4. Revision of air transportation related business
- To enhance the management of business related to air transportation business

5. Human resource strategy
- To enhance the human resource capability of each individual Group employee, and enhance organizational capability by unified, organic Group collaboration

6. Reform of cost structure

- To implement a fundamental reform of the cost structure in a way that penetrates deeply into business design and business processes

7. IT strategy

- To rebuild key systems and implement reforms to build a structure for rapid and high-quality system development and commissioning

8. Environment-related activity

- To reaffirm our corporate responsibility for the Earth's environment, and to step up activities to protect and conserve it.

To ensure the effectiveness of the "New Medium-Term Revival Plan", the JAL Group will implement a Plan, Do, Check, Act (PDCA) cycle.

(4) Issues to be addressed

Since FY2001 the JAL Group has been unable to secure profits consistently as a result of a succession of external factors, including the 9/11 terrorist attacks, the SARS (severe acute respiratory syndrome) outbreaks, and steep increases in fuel prices, and also internal factors such as safety-related problems.

Given these difficult circumstances, in February 2008 the JAL Group unveiled its New Medium-Term Revival Plan, which is designed to improve the Group's financial position and put it on a stable growth track, positioning it to grasp the massive business opportunities for the airline industry presented by the expansion of Haneda and Narita Airports and the increase in numbers of available slots from 2010.

The New Medium-Term Revival Plan assumes the same scenario as laid out in the previous Medium-Term Revival Plan. To address the steep rises in fuel prices and other changes in the operating environment, such as the increasing intensity of competition in all business fields, from FY2008 the plan deepens and broadens the fleet strategy, the strategy of using Group airlines, and the measures to reduce personnel costs by such means as raising productivity and reforming the wage system relating to official wages and sundry allowances.

To ensure the maintenance of safety in flight operations, which constitutes the very foundation of the JAL Group, we will continue to put into action the recommendations of the Safety Advisory Group. To that end there will be two constant core safety measures, namely the building and maintenance of a safety management system, and activities to prevent accidents arising as a result of human error. Based on these we will continue to listen to the views of staff in the workplace in every division and further enhance our ability to gather and analyze information, devise countermeasures, and monitor measures already implemented, and make every effort to address cross-sectional issues vigorously and establish a safety culture.

The priorities under the New Medium-Term Revival Plan are to raise profitability by continuing actively to introduce more fuel-efficient small and medium-sized aircraft, reducing fuel costs, and boosting passenger-load factors through aircraft downsizing, at the same time concentrating our resources on high-profit, high-growth routes. In addition, we will build a more efficient Group operating structure by increasing the proportion of flights on both international and domestic routes operated by Group airlines such as JALways and JAL Express.

In addition, we will spotlight high-quality services by such means as the introduction of new First Class seats and new Executive Class seats on international routes, and the expansion of First Class services on domestic routes, so as to enhance the competitiveness of our products and service targeting business and top-tier passengers.

We will also take steps to raise personnel productivity by means of a radical overhaul of business content, processes, business formats, and staff placement. By implementing productivity improvement measures one year ahead of schedule under the previous Medium-

Term Revival Plan, we aim by the end of FY2008 to have reduced staff numbers on a consolidated basis by 4,300 compared with March 2007, to a total of 48,800, thereby reducing personnel costs.

We will also continue to concentrate management resources on air transportation business, the JAL Group's core business, and ensure more efficient management of related business within the air transportation business.

In March 2008 JAL issued preferred stock by means of a third party allocation to financial institutions and other companies with which it has long business relationships, and with their cooperation increased its capital by ¥153.5 billion. The proceeds of this placement will strengthen our financial position and be used for capital expenditure and IT investment that will provide customers with greater comfort, convenience, and safety, including investment for enhancing our fleet renewal and domestic IT systems and for introducing next-generation maintenance systems. The New Medium-Term Revival Plan will be put into effect more assuredly and quickly.

To remain the airline of choice for customers, we will further improve our domestic and international networks in line with the vision that "The JAL Group is a global player bridging the world with safety, security and quality as our top priorities," and we will do our utmost to enhance and raise the quality of our products and services from the customer's perspective.

With regard to the international cargo cartel case, Japan Airlines International entered into a plea agreement concerning certain alleged violations of the antitrust laws with the U.S. Department of Justice in April 2008, and agreed on matters such as the payment of a fine. The JAL Group considers this matter with the greatest of seriousness, and will determinedly continue to expand and reinforce its compliance program to ensure that no violations occur in the future.

As a corporate citizen, we endeavor to fulfill our social responsibilities by engaging in economic, environmental, philanthropic, and other activities, in which we attach great importance to our relationships with all stakeholders and hope to repay the community's confidence in us and to meet its expectations of us.

The JAL Group will continue to act in a flexible manner in supplementing and modifying its strategies in light of changes in the domestic and international environment, for example possible further increases in fuel costs, the slowing of the global economy, or the growing severity of the competitive environment. Steps taken could include the revision of business plans or the reform of the cost structure. In this way, we will build a strong corporate fabric that will enable us to generate stable profits in any business environment.

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Financial Information

For the years ended March 31, 2008 and 2007

1. Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

a. Consolidated operating results

Item	Year		Amount		Change
(1) Total operating revenues:	FY07	¥	2,230,416	million	(-3.1%)
	FY06	¥	2,301,915	million	(4.7%)
(2) Operating income:	FY07	¥	90,013	million	(292.8%)
	FY06	¥	22,917	million	(–)
(3) Ordinary income:	FY07	¥	69,817	million	(239.3%)
	FY06	¥	20,576	million	(–)
(4) Net income (loss):	FY07	¥	16,921	million	(–)
	FY06	¥	(16,267)	million	(–)
(5) Net income (loss) per share:	FY07	¥	6.20		
	FY06	¥	(6.52)		
(6) Diluted net income per share:	FY07	¥	6.03		
	FY06	¥	–		
(7) Return on equity:	FY07		4.4%		
	FY06		-6.2%		
(8) Ordinary income as a percentage of total assets:	FY07		3.3%		
	FY06		1.0%		
(9) Operating income as a percentage of total operating revenues:	FY07		4.0%		
	FY06		1.0%		
(10) Equity in earnings of affiliates:	FY07	¥	2,176	million	
	FY06	¥	2,481	million	

1 Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1) Total assets:	FY07	¥2,122,784	million
	FY06	¥2,091,233	million
(2) Total net assets:	FY07	¥ 471,070	million
	FY06	¥ 331,873	million
(3) Net assets ratio excluding minority interests:	FY07	21.4%	
	FY06	14.9%	
(4) Net assets per common share excluding minority interests:	FY07	¥ 110.08	
	FY06	¥ 113.97	

Note 1. Total net assets excluding minority interests:

March 31, 2008	¥ 453,934	million
March 31, 2007	¥ 311,087	million

c. Consolidated cash flows

(1) Net cash provided by operating activities:	FY07	¥ 157,331	million
	FY06	¥ 127,748	million
(2) Net cash used in investing activities:	FY07	¥ (26,229)	million
	FY06	¥ (56,216)	million
(3) Net cash provided by (used in) financing activities:	FY07	¥ 36,896	million
	FY06	¥ (53,007)	million
(4) Cash and cash equivalents at end of year:	FY07	¥ 354,037	million
	FY06	¥ 191,381	million

2. Dividends

a. Common stock

(1) Annual dividends per share:	FY06	¥0.00
	FY07	¥0.00
	FY08 (forecast)	¥0.00
(2) Total annual dividends:	FY06	–
	FY07	–
(3) Dividends as a percentage of net income:	FY06	–
	FY07	–
	FY08 (forecast)	–
(4) Dividends as a percentage of net assets:	FY06	–
	FY07	–

2. Dividends (continued)

b. Preferred stock

(1)	Year-end dividends per share:	FY08 (forecast)	¥10.27
(2)	Annual dividends per share:	FY08 (forecast)	¥10.27
(3)	Total annual dividends:	FY08 (forecast)	¥6,305 million

3. Consolidated Financial Forecast for the Year Ending March 31, 2009

a.	Total operating revenues:	¥2,184,000 million	(-2.1%)
b.	Operating income:	¥ 50,000 million	(-44.5%)
c.	Ordinary income:	¥ 30,000 million	(-57.0%)
d.	Net income:	¥ 13,000 million	(-23.2%)
e.	Net income per share:	¥ 2.45	

For the assumptions underlying the above forecast and other concerns, refer to page 14 of the attached documents.

4. Other Information

a. Significant changes in scope of consolidation

Not applicable.

For more information, refer to page 33 of the attached documents.

b. Changes in accounting policy

(1) Changes due to revision or adoption of accounting standards

Changes in accounting policy were made for the year ended March 31, 2008

(2) Other changes

Not applicable.

For more information, refer to page 41 of the attached documents.

4. Other Information (continued)

c. Number of shares of common stock in issue

(1) Number of shares of common stock in issue including common stock in treasury at end of the year:

March 31, 2008	2,732,383,250
March 31, 2007	2,732,383,250

(2) Number of shares of common stock in treasury at end of the year:

March 31, 2008	3,037,499
March 31, 2007	2,934,602

Non-Consolidated Financial Highlights (Reference Information)

(Amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(1) Total operating revenues:	FY07	¥	16,595	million	(-23.9%)
	FY06	¥	21,808	million	(-6.2%)
(2) Operating income:	FY07	¥	1,092	million	(-87.3%)
	FY06	¥	8,594	million	(-1.3%)
(3) Ordinary income:	FY07	¥	1,011	million	(-88.2%)
	FY06	¥	8,573	million	(-0.2%)
(4) Net income:	FY07	¥	1,167	million	(-86.6%)
	FY06	¥	8,742	million	(-)
(5) Net income per share:	FY07	¥	0.43		
	FY06	¥	3.50		
(6) Diluted net income per share:	FY07	¥	0.42		
	FY06	¥	3.23		

2. Non-Consolidated Financial Position

(1) Total assets:	FY07	¥	1,101,389	million
	FY06	¥	927,700	million
(2) Total net assets:	FY07	¥	448,421	million
	FY06	¥	293,953	million
(3) Net assets ratio:	FY07		40.7%	
	FY06		31.7%	
(4) Net assets per common share:	FY07	¥	108.04	
	FY06	¥	107.67	

Note 1. Net assets excluding share subscription rights:

March 31, 2008	¥ 448,421 million
March 31, 2007	¥ 293,953 million

Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Corporation (the "Company") has equity interests in 225 subsidiaries and currently consolidates 133 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD. (*)
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.

(*): Merged with Japan Airlines International Co., Ltd. on April 1, 2008

The number of unconsolidated subsidiaries is currently 92 and the number of affiliates is currently 82, including 17 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

Increase of 1: CHUBU SKY SUPPORT CO., LTD.(*1)

Decrease of 10: JAL NAVIA TOKYO CO., LTD. (*2)
SHURIKANKO CO., LTD. (*3)
HARLEQUIN AIR CO., LTD. (*3)
NIKKO HOTELS (U.K.) LTD. (*4)
PACIFIC FUEL TRADING CORPORATION (*4)
HOTEL NIKKO SAIPAN, INC. (*4)
MICRONESIAN HOSPITALITY, INC. (*4)
ASAHIKAWA RESORT DEVELOPMENT CO., LTD. (*4)
TOMAKOMAI RYOKKA KAIHATSU CO., LTD. (*4)
AGP CORPORATION (*5)

(*1) Became material and shares of the above company were purchased.
(*2) Merged with JAL Navia Co., Ltd., formerly JAL Plaza Co., Ltd.
(*3) Became immaterial.
(*4) Shares of the above companies were sold.
(*5) Excluded from consolidation due to decrease in equity interest resulting from sales of shares of the above company.

Equity method:

Increase of 1: AGP CORPORATION (*5)

Decrease of 4: JAMCO CORPORATION (*6)
TOKYO CITY AIR TERMINAL CO., LTD. (*6)
AIR TRANSPORT SERVICE CO., LTD. (*6)
TOKYO AIRPORT HEATING & COOLING CO., LTD. (*6)

(*6) Shares of the above companies were sold.

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

March 31, 2007 and 2008

	2007	2008	Change
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 198,933	¥ 354,977	¥156,044
Notes and accounts receivable -- trade	262,564	241,349	(21,215)
Short-term investments in securities	13,234	8,795	(4,439)
Supplies	82,881	90,985	8,103
Deferred income taxes	2,549	2,595	46
Other current assets	150,156	115,187	(34,968)
Allowance for bad debts	(3,008)	(3,575)	(566)
Total current assets	707,311	810,315	103,004
II. Fixed assets:			
Tangible fixed assets:			
Buildings and structures	174,019	116,698	(57,321)
Machinery, equipment and vehicles	31,532	30,772	(760)
Flight equipment	742,545	721,967	(20,577)
Land	42,773	35,609	(7,164)
Construction in progress	105,418	113,247	7,829
Other tangible fixed assets	20,101	18,821	(1,280)
Total tangible fixed assets	1,116,391	1,037,117	(79,274)
Intangible fixed assets:			
Software	75,440	81,876	6,436
Other intangible fixed assets	1,566	961	(605)
Total intangible fixed assets	77,007	82,838	5,830
Investments:			
Investments in securities	66,561	62,174	(4,386)
Long-term loans receivable	13,580	12,720	(859)
Deferred income taxes	7,751	5,593	(2,157)
Other investments	104,344	112,728	8,384
Allowance for bad debts	(2,382)	(2,638)	(255)
Total investments	189,853	190,579	725
Total fixed assets	1,383,253	1,310,534	(72,718)
III. Deferred charges:			
Stock issuance expenses	669	1,933	1,264
Total deferred charges	669	1,933	1,264
Total assets	¥2,091,233	¥2,122,784	¥ 31,550

	2007	2008	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 263,885	¥ 264,914	¥ 1,028
Short-term borrowings	4,810	3,084	(1,725)
Current portion of bonds	70,000	28,000	(42,000)
Current portion of long-term loans	110,549	130,335	19,785
Accrued income taxes	5,172	4,454	(717)
Allowance for bonuses to employees	–	4,526	4,526
Reserve for loss on antitrust litigation	–	2,003	2,003
Deferred income taxes	16,585	15,016	(1,568)
Other current liabilities	188,792	208,894	20,101
Total current liabilities	659,796	661,229	1,432
II. Non-current liabilities:			
Bonds	130,229	102,229	(28,000)
Long-term loans	705,957	651,416	(54,540)
Accrued pension and severance costs	129,061	95,485	(33,576)
Reserve for loss on antitrust litigation	–	15,210	15,210
Deferred income taxes	9,012	17,192	8,180
Other non-current liabilities	125,303	108,950	(16,353)
Total non-current liabilities	1,099,563	990,483	(109,080)
Total liabilities	1,759,360	1,651,713	(107,647)
Net assets			
I. Stockholders' equity:			
Common stock and preferred stock	174,250	251,000	76,750
Capital surplus	79,096	155,836	76,740
Retained earnings	24,776	41,320	16,544
Common stock in treasury, at cost	(887)	(890)	(3)
Total stockholders' equity	277,235	447,266	170,030
II. Valuation, translation adjustments and other:			
Net unrealized gain on other securities, net of taxes	3,557	2,578	(979)
Net unrealized gain on hedging instruments, net of taxes	35,314	8,167	(27,147)
Translation adjustments	(5,020)	(4,077)	943
Total valuation, translation adjustments and other	33,851	6,668	(27,183)
III. Minority interests	20,785	17,136	(3,649)
Total net assets	331,873	471,070	139,197
Total liabilities and net assets	¥2,091,233	¥2,122,784	¥ 31,550

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Operations

For the years ended March 31, 2007 and 2008

	2007	2008	Change
		(Millions of yen)	
Operating revenues	¥2,301,915	¥2,230,416	¥ (71,498)
Cost of operating revenues	1,885,211	1,776,979	(108,231)
Gross Profit	416,703	453,436	36,733
Selling, general and administrative expenses	393,785	363,423	(30,362)
Operating income	22,917	90,013	67,095
Non-operating income:			
Interest income	3,471	4,859	1,388
Dividend income	2,470	2,365	(104)
Equity in earnings of affiliates	2,481	2,176	(305)
Exchange gain, net	18,036	4,070	(13,966)
Other non-operating income	7,374	7,354	(20)
Total non-operating income	33,834	20,825	(13,008)
Non-operating expenses:			
Interest expense	19,068	20,009	940
Loss on sales and disposal of flight equipment	12,257	11,871	(386)
Other non-operating expenses	4,849	9,140	4,291
Total non-operating expenses	36,175	41,021	4,845
Ordinary income	20,576	69,817	49,240
Extraordinary gain:			
Gain on sales of fixed assets	8,822	5,988	(2,834)
Gain on sales of investments in securities	34,338	20,557	(13,781)
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plan, net	–	5,528	5,528
Other extraordinary gain	9,251	4,158	(5,093)
Total extraordinary gain	52,413	36,232	(16,180)
Extraordinary losses:			
Loss on sales and disposal of fixed assets	3,546	–	(3,546)
Special termination benefits	8,517	20,016	11,499
Loss on partial termination of defined benefit plan	2,291	–	(2,291)
Loss on impairment of fixed assets	2,600	13,501	10,900
Non-recurring depreciation	–	9,116	9,116
Provision of reserve for loss on antitrust litigation	–	17,213	17,213
Other extraordinary losses	3,976	16,368	12,391
Total extraordinary losses	20,933	76,217	55,283
Income before income taxes and minority interests	52,055	29,832	(22,223)
Income taxes – current	9,953	4,897	(5,056)
Income taxes – deferred	54,424	6,894	(47,530)
Minority interests	(3,945)	(1,118)	2,826
Net (loss) income	¥ (16,267)	¥ 16,921	¥ 33,188

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings (accumulated deficit)	Common stock in treasury, at cost	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2006	¥100,000	¥ 136,145	¥ (90,186)	¥(892)	¥145,065
Changes during the year ended March 31, 2007:					
Issuance of common stock	74,250	74,250			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(131,274)	131,274		–
Bonuses to directors and statutory auditors			(26)		(26)
Net loss for the year ended March 31, 2007			(16,267)		(16,267)
Purchases of common stock in treasury				(131)	(131)
Sales of common stock in treasury		(24)		129	105
Changes in scope of consolidation and application of the equity method			(17)	8	(9)
Changes other than stockholders' equity, net					
Total changes	74,250	(57,048)	114,962	5	132,169
Balance at March 31, 2007	¥174,250	¥ 79,096	¥ 24,776	¥(887)	¥277,235

	Valuation, translation adjustments and other					
	Net unrealized gain on other securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation adjustments and other	Minority interests	Total net assets
			(Millions of yen)			
Balance at March 31, 2006	¥ 8,777	¥ –	¥(5,776)	¥ 3,000	¥27,449	¥175,515
Changes during the year ended March 31, 2007:						
Issuance of common stock						148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit						–
Bonuses to directors and statutory auditors						(26)
Net loss for the year ended March 31, 2007						(16,267)
Purchases of common stock in treasury						(131)
Sales of common stock in treasury						105
Changes in scope of consolidation and application of the equity method						(9)
Changes other than stockholders' equity, net	(5,219)	35,314	756	30,851	(6,664)	24,187
Total changes	(5,219)	35,314	756	30,851	(6,664)	156,357
Balance at March 31, 2007	¥ 3,557	¥35,314	¥(5,020)	¥33,851	¥20,785	¥331,873

Consolidated Statements of Changes in Net Assets (continued)

For the year ended March 31, 2008

	Stockholders' equity				
	Common stock and preferred stock	Capital surplus	Retained earnings	Common stock in treasury, at cost	Total stockholders' equity
			(Millions of yen)		
Balance at March 31, 2007	¥174,250	¥ 79,096	¥24,776	¥(887)	¥277,235
Changes during the year ended March 31, 2008:					
Issuance of preferred stock	76,750	76,750			153,500
Net income for the year ended March 31, 2008			16,921		16,921
Changes in scope of application of the equity method			(377)	13	(363)
Changes in ownership interests in affiliates accounted for by the equity method				44	44
Purchases of common stock in treasury				(139)	(139)
Sales of common stock in treasury		(9)		77	67
Changes other than stockholders' equity, net					
Total changes	76,750	76,740	16,544	(3)	170,030
Balance at March 31, 2008	¥251,000	¥155,836	¥41,320	¥(890)	¥447,266

	Valuation, translation adjustments and other					
	Net unrealized gain on other securities, net of taxes	Net unrealized gain on hedging instruments, net of taxes	Translation adjustments	Total valuation, translation adjustments and other	Minority interests	Total net assets
			(Millions of yen)			
Balance at March 31, 2007	¥3,557	¥ 35,314	¥(5,020)	¥33,851	¥20,785	¥331,873
Changes during the year ended March 31, 2008:						
Issuance of preferred stock						153,500
Net income for the year ended March 31, 2008						16,921
Changes in scope of application of the equity method						(363)
Changes in ownership interests in affiliates accounted for by the equity method						44
Purchases of common stock in treasury						(139)
Sales of common stock in treasury						67
Changes other than stockholders' equity, net	(979)	(27,147)	943	(27,183)	(3,649)	(30,832)
Total changes	(979)	(27,147)	943	(27,183)	(3,649)	139,197
Balance at March 31, 2008	¥2,578	¥ 8,167	¥(4,077)	¥ 6,668	¥17,136	¥471,070

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

For the years ended March 31, 2007 and 2008

	2007	2008
	(Millions of yen)	
Operating activities		
Income before income taxes and minority interests	¥ 52,055	¥ 29,832
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	117,561	116,580
Gain and loss on sales and loss on revaluation of short-term investments in securities and investments in securities, net	(34,028)	(18,596)
Gain and loss on sales and disposal of fixed assets and loss on impairment of fixed assets, net	8,459	21,824
Net provision for accrued pension and severance costs	(10,308)	(32,522)
Interest and dividend income	(5,941)	(7,224)
Interest expense	19,068	20,009
Exchange loss, net	166	2,857
Equity in earnings of affiliates	(2,481)	(2,176)
(Increase) decrease in notes and accounts receivable – trade	(32,437)	12,179
Decrease (increase) in supplies	813	(9,055)
Increase in accounts payable – trade	33,592	10,775
Other	486	30,857
Subtotal	147,005	175,341
Interest and dividends received	6,982	7,945
Interest paid	(19,154)	(19,300)
Income taxes paid	(7,085)	(6,654)
Net cash provided by operating activities	127,748	157,331
Investing activities		
Purchases of time deposits	(8,751)	(1,290)
Proceeds from maturity of time deposits	1,121	8,044
Purchases of fixed assets	(153,251)	(174,831)
Proceeds from sales of fixed assets	54,697	115,759
Purchases of short-term investments in securities	(11,759)	(9,012)
Proceeds from sales and maturity of short-term investments in securities	6,039	10,576
Purchases of investments in securities	(5,126)	(1,604)
Proceeds from sales and maturity of investments in securities	43,146	16,051
Proceeds from purchase of a subsidiary resulting in change in scope of consolidation	–	95
Payments for sales of consolidated subsidiaries resulting in change in scope of consolidation	–	(722)
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	9,552	8,716
Loans receivable made	(2,051)	(1,397)
Collection of loans receivable	4,799	3,182
Proceeds from business transfer of a subsidiary	4,944	–
Other	423	203
Net cash used in investing activities	(56,216)	(26,229)

Consolidated Statements of Cash Flows (continued)

For the years ended March 31, 2007 and 2008

	2007	2008
	(Millions of yen)	
Financing activities		
Increase (decrease) in short-term borrowings, net	¥ 2,556	¥ (2,747)
Proceeds from long-term loans	22,122	82,786
Repayment of long-term loans	(112,815)	(122,592)
Proceeds from issuance of common and preferred stock	147,607	151,825
Redemption of bonds	(109,771)	(70,000)
Dividends paid to stockholders	(18)	(6)
Dividends paid to minority interests	(584)	(284)
Other	(2,106)	(2,083)
Net cash (used in) provided by financing activities	(53,007)	36,896
Effect of exchange rate changes on cash and cash equivalents	414	(3,644)
Net increase in cash and cash equivalents	18,937	164,354
Cash and cash equivalents at beginning of year	172,132	191,381
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	310	–
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	–	(1,698)
Cash and cash equivalents at end of year	¥ 191,381	¥ 354,037
Reconciliation between cash and time deposits in consolidated balance sheets and cash and cash equivalents at end of year		
Cash and time deposits in consolidated balance sheets	¥ 198,933	¥ 354,977
Time deposits with original maturities of more than three months	(9,329)	(1,415)
Short-term investments in securities with original maturities of three months or less	1,777	475
Cash and cash equivalents at end of year	¥ 191,381	¥ 354,037

1. Summary of Significant Accounting Policies

a. Basis of presentation

The Company and its consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries in conformity with those of their respective countries of domicile. The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated in consolidation.

The balance sheet date of 20 of the consolidated subsidiaries is December 31, 2007 and for 1 consolidated subsidiary, it is February 29, 2008. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1, 2008 through March 31, 2008 and the period from March 1, 2008 through March 31, 2008 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method.

The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying fair value of net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

1. Summary of Significant Accounting Policies (continued)

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with original maturities of three months or less.

d. Inventories

Inventories are principally stated at cost based on the moving average method.

e. Securities

Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

f. Derivatives

Derivatives are stated at fair value.

g. Depreciation and amortization of tangible and intangible fixed assets

Tangible fixed assets

Aircraft	–	The straight-line method or the declining-balance method based on the estimated useful life of the aircraft

Japan Airlines International Co., Ltd. ("JALI," which is a consolidated subsidiary of the Company) has adopted new estimated useful lives for certain aircraft, resulting from a review of the useful lives and residual value of aircraft for which sales contracts are certain to be entered into. In addition, JALI has also adopted new estimated useful lives for certain spare parts, resulting from a review of the useful lives of spare parts related to certain types of aircraft whose approximate retirement dates have been determined. As a result of the adoption of these new estimated useful lives, operating income, ordinary income and income before income taxes and minority interests decreased by ¥184 million, ¥96 million and ¥9,189 million, respectively, for the year ended March 31, 2008 from the corresponding amounts which would have been recorded if the former estimated useful lives had been applied.

Other tangible fixed assets of:

Japan Airlines International Co., Ltd.	–	The straight-line method based on their estimated useful lives
Other companies	–	Principally the declining-balance method based on their estimated useful lives

1. Summary of Significant Accounting Policies (continued)

g. Tangible and intangible fixed assets (continued)

Changes in Accounting Policy

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the year ended March 31, 2008.

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or prior to March 31, 2007. Such tangible fixed assets are to be depreciated based on the difference between the equivalent of 5% of acquisition cost and memorandum value over a period of 5 years once they have been fully depreciated to the limits of their respective depreciable amounts effective April 1, 2007. The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial.

Intangible fixed assets – The straight-line method based on their estimated useful lives

h. Deferred charges

Stock issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost is accounted for based on the projected benefit obligation and the plan assets.

The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of 15 years. However, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payments of retirement benefits to a defined contribution plan or to an early payment scheme on October 1, 2005. The portion of the unrecognized obligation at transition which relates to reducing the benefit obligation by the introduction of the option referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No.1).

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

i. Accrued pension and severance costs (continued)

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

Airport Ground Service Pension Fund (reorganized as a corporate pension fund and renamed JAL Ground Service Pension Fund on March 31, 2008), consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd., received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the Welfare Pension Fund Plan (WPFP) on April 10, 2007 and the portion related to past services on March 31, 2008. As a result, operating income and ordinary income both increased by ¥101 million and income before income taxes and minority interests increased by ¥5,629 million for the year ended March 31, 2008.

On March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. At March 31, 2008, the estimated amount of pension assets to be transferred was ¥70,372 million. The potential effect for the year ended March 31, 2008, estimated as if the transfer of pension assets had been made as of the same date, in accordance with paragraph 44-2 of the "Practical Guidelines on Retirement Benefit Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, would have been to increase extraordinary loss by ¥6,312 million.

Effective April 1, 2008, JALI revised its retirement plan. As a result, operating income, ordinary income and income before income taxes and minority interests increased by ¥20,077 million for the year ended March 31, 2008.

Certain consolidated subsidiaries changed a portion of their retirement benefit plans to defined contribution plans on April 1, 2007 or October 1, 2007, and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The impact on operating income, ordinary income and income before income taxes and minority interests was immaterial for the year ended March 31, 2008.

Certain consolidated subsidiaries revised their methods of accounting for the projected benefit obligation from simplified methods to the standard method. Consequently, extraordinary loss of ¥508 million was recorded as the resulting difference in computation for the year ended March 31, 2008.

j. Allowance for bad debts

The allowance for bad debts on specific receivables is provided at an estimate of the unrecoverable amounts. The allowance for bad debts on other receivables is provided based on the historical rate of losses on receivables.

k. Reserve for loss on antitrust litigation

JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. And JALI was investigated by the antitrust authorities in Canada, Switzerland, Australia and other. Certain air cargo customers have filed several class action lawsuits in the U.S. against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests. The plaintiffs are seeking unspecified treble damages and costs and attorneys' fees; however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada and Australia, several class action lawsuits have been filed.

In relation to the U.S. Department of Justice's investigation, JALI agreed to pay a fine of U.S.$110 million to the U.S. Department of Justice; therefore, a provision of such amount has been included in the reserve for loss on antitrust litigation. Furthermore, the reserve for loss on antitrust litigation includes a provision for the estimated amount of contingent losses which are expected to be incurred as a result of the outcome of the investigation of the European Union antitrust authorities. In other cases, however, management is unable to estimate the possible outcomes of the ongoing investigations and class action lawsuits reasonably at this stage.

l. Allowance for bonuses to employees

In certain domestic consolidated subsidiaries, allowance for bonuses to employees is provided based on the estimated amounts of future payments attributable to employee services that have been rendered up to the date of the balance sheet. The bonus amounts are determined taking the performance results of the Company and such subsidiaries into consideration.

m. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and any gain or loss on translation is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the year end are presented in minority interests and translation adjustments in the consolidated balance sheets.

1. Summary of Significant Accounting Policies (continued)

n. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

o. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged items is recognized.

Foreign currency receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met.

The related interest differential paid or received on interest-rate swaps used as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

p. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

q. Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated tax return system.

2. Other Information

a. Accumulated depreciation at March 31, 2007 and 2008 amounted to ¥1,497,366 million and ¥1,420,162 million, respectively.

b. At March 31, 2007 and 2008, contingent liabilities for guarantees amounted to ¥5,187 million and ¥4,471 million, respectively. In addition, at March 31, 2007 and 2008, contingent liabilities for commitments to guarantees, keep-well agreements and other amounted to ¥507 million and ¥981 million, respectively.

JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. And JALI was investigated by the antitrust authorities in Canada, Switzerland, Australia and other. Certain air cargo customers have filed several class action lawsuits in the U.S. against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests. The plaintiffs are seeking unspecified treble damages and costs and attorneys' fees, however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada and Australia, several class action lawsuits have been filed.

Management of the Company holds the view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the results of operations of the Company and the group. In relation to the U.S. Department of Justice's investigation, JALI agreed to pay a fine of U.S.$110 million to the U.S. Department of Justice; therefore, a provision of such amount has been included in the reserve for loss on antitrust litigation. Furthermore, the reserve for loss on antitrust litigation includes a provision for the estimated amount of contingent losses which are expected to be incurred as a result of the outcome of the investigation of the European Union antitrust authorities. In other cases, however, management is unable to estimate the possible outcomes of the ongoing investigations and class action lawsuits reasonably at this stage.

c. At March 31, 2007 and 2008, assets pledged as collateral amounted to ¥847,378 million and ¥817,643 million, respectively. Furthermore, shares of certain consolidated subsidiaries were pledged as collateral at March 31, 2007 and 2008.

At March 31, 2007 and 2008, collateralized indebtedness amounted to ¥428,493 million and ¥447,687 million, respectively.

In addition, future rental expenses under operating lease with collateral amounted to ¥7,557 million at March 31, 2008.

2. Other Information (continued)

d. Note to consolidated statements of changes in net assets

The total number and changes in the total number of shares of stock in issue and common stock in treasury were as follows:

	Year ended March 31, 2007			
	At March 31, 2006	Increase	Decrease	At March 31, 2007
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	–	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	534	464	2,934

The number of shares of common stock in issue increased by 700,000 thousand because of a public offering and by 50,000 thousand because of an allocation of shares of common stock to a third party.

The increase in common stock in treasury of 534 thousand shares during the year ended March 31, 2007 resulted from the Company's purchase of 531 thousand odd-lot shares of less than one unit at the request of the stockholders, purchases of 3 thousand shares by related companies accounted for by the equity method and an increase of 0 thousand shares arising from an increase in the shareholding ratio of related companies accounted for by the equity method. The decrease in common stock in treasury of 464 thousand shares during the year ended March 31, 2007 resulted from the Company's sales of 438 thousand odd-lot shares of less than one unit at the request of the stockholders and a decrease of 25 thousand shares arising from changes in the scope of application of the equity method.

The total number and changes in the total number of shares of stock in issue and common stock in treasury were as follows:

	Year ended March 31, 2008			
	At March 31, 2007	Increase	Decrease	At March 31, 2008
		(Thousands of shares)		
Number of shares of stock in issue:				
Common stock	2,732,383	–	–	2,732,383
Preferred stock	–	614,000	–	614,000
Total	2,732,383	614,000	–	3,346,383
Number of shares of common stock in treasury:				
Common stock	2,934	565	462	3,037

2. Other Information (continued)

d. Note to consolidated statement of changes in net assets (continued).

The number of shares of preferred stock in issue increased by 614,000 thousand because of an allocation of shares of preferred stock to third parties.

The increase in common stock in treasury of 565 thousand shares during the year ended March 31, 2008 resulted from the Company's purchase of 565 thousand odd-lot shares of less than one unit at the request of the stockholders. The decrease in common stock in treasury of 462 thousand shares during the year ended March 31, 2008 resulted from the Company's sales of 274 thousand odd-lot shares of less than one unit at the request of the stockholders, a decrease of the equivalent of 52 thousand shares arising from changes in the scope of application of the equity method and a decrease of the equivalent of 135 thousand shares arising from a decrease in ownership interests in affiliates accounted for by the equity method.

3. Loss on Impairment of Fixed Assets

Certain consolidated subsidiaries have recognized impairment losses on the following groups of assets in the accompanying consolidated statement of operations for the year ended March 31, 2007:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment	
Idle assets	Intangible fixed assets	Naha-shi, Okinawa Pref.
Other operational assets	Buildings and other	Obihiro-shi, Hokkaido and other

Assets are attributed or allocated to cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their respective recoverable amounts. Consequently, an impairment loss of ¥2,600 million has been recognized as an extraordinary loss in the accompanying consolidated statement of operations for the year ended March 31, 2007. A breakdown of the total loss on impairment of fixed assets is as follows: ¥2,581 million on flight equipment, ¥10 million on intangible fixed assets and ¥9 million on buildings and other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amounts of sales and value in use is calculated by discounting estimated future cash flows at the rate of 4.6%.

3. Loss on Impairment of Fixed Assets (continued)

In addition, certain affiliates accounted for by the equity method have recognized loss on impairment of fixed assets by a method similar to that applied by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥188 million was recognized in equity in earnings of affiliates for the year ended March 31, 2007.

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the accompanying consolidated statement of income for the year ended March 31, 2008:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment, buildings and structures and other	Saipan and other
Idle assets	Buildings and structures and other	Ota-ku, Tokyo
Golf courses	Land, buildings and structures and other	Asahikawa-shi, Hokkaido and other

Assets are attributed or allocated to cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their respective recoverable amounts. Consequently, an impairment loss of ¥13,501 million has been recognized as an extraordinary loss in the accompanying consolidated statement of income for the year ended March 31, 2008. A breakdown of the total loss on impairment of fixed assets is as follows: ¥5,624 million on buildings and structures, ¥6,433 million on flight equipment, ¥662 million on land and ¥780 million on other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amounts of sales and value in use is calculated by discounting estimated future cash flows at the rate of 5.0%.

In addition, a certain affiliate accounted for by the equity method has recognized loss on impairment of fixed assets by a method similar to that applied by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥7 million was recognized in equity in earnings of affiliates for the year ended March 31, 2008.

4. Leases

As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2007 and 2008 and the related depreciation and interest expense for the years then ended, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2007		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥605,522	¥18,174	¥623,696
Less accumulated depreciation	(232,148)	(10,869)	(243,017)
Net book value	¥373,374	¥ 7,305	¥380,679

	March 31, 2008		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥598,358	¥18,366	¥616,725
Less accumulated depreciation	(272,121)	(11,711)	(283,833)
Net book value	¥326,237	¥ 6,654	¥332,891

	Year ended March 31,	
	2007	2008
	(Millions of yen)	
Depreciation expense	¥54,821	¥56,295
Interest expense	¥ 5,090	¥ 4,831

No impairment loss has been recognized on leased property for the years ended March 31, 2007 and 2008.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥59,180 million and ¥60,862 million for the years ended March 31, 2007 and 2008, respectively.

4. Leases (continued)

As lessee (continued)

The present value of future rental expenses under capital leases outstanding at March 31, 2007 and 2008 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Within 1 year	¥ 55,427	¥ 53,429
Over 1 year	333,176	287,579
	¥388,603	¥341,009

Future rental expenses under operating leases outstanding at March 31, 2007 and 2008 are summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Within 1 year	¥ 30,218	¥ 37,783
Over 1 year	186,673	252,478
	¥216,892	¥290,261

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2007 and 2008, and the related depreciation and interest revenues for the years then ended, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	March 31, 2007		
	Machinery and vehicles	Other	Total
		(Millions of yen)	
Acquisition costs	¥136	¥ 643	¥ 779
Less accumulated depreciation	(86)	(325)	(411)
Net book value	¥ 49	¥ 318	¥ 368

4. Leases (continued)

As lessor (continued)

	March 31, 2008		
	Machinery and vehicles	Other	Total
	(Millions of yen)		
Acquisition costs	¥ 247	¥ 698	¥ 946
Less accumulated depreciation	(193)	(298)	(492)
Net book value	¥ 53	¥ 400	¥ 454

	Year ended March 31,	
	2007	2008
	(Millions of yen)	
Depreciation expense	¥166	¥175
Interest revenues	¥ 17	¥ 17

No impairment loss has been recognized on the leased property for the years ended March 31, 2007 and 2008.

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥184 million and ¥193 million for the years ended March 31, 2007 and 2008, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2007 and 2008 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Within 1 year	¥120	¥137
Over 1 year	254	314
	¥374	¥451

5. Fair Value of Investments in Securities

The components of net unrealized gain or loss on marketable securities as other securities at March 31, 2007 and 2008 are summarized as follows:

	March 31, 2007		
	Acquisition costs	Carrying value	Unrealized gain (loss)
	(Millions of yen)		
Unrealized gain:			
Stocks	¥ 6,036	¥11,867	¥5,830
Bonds	–	–	–
Other	254	259	5
	6,290	12,126	5,835
Unrealized loss:			
Stocks	4,307	4,294	(13)
Bonds	1,492	1,491	(0)
Other	9,629	9,480	(149)
	15,429	15,265	(163)
Total	¥21,720	¥27,392	¥5,672

	March 31, 2008		
	Acquisition costs	Carrying value	Unrealized gain (loss)
	(Millions of yen)		
Unrealized gain:			
Stocks	¥ 5,227	¥11,663	¥ 6,435
Bonds	–	–	–
Other	180	180	0
	5,407	11,843	6,436
Unrealized loss:			
Stocks	3,371	2,823	(548)
Bonds	8,892	7,402	(1,490)
Other	641	640	(0)
	12,905	10,866	(2,039)
Total	¥18,312	¥22,709	¥ 4,396

Proceeds from sales of securities classified as other securities for the years ended March 31, 2007 and 2008 amounted to ¥38,972 million and ¥6,855 million, respectively. For the years ended March 31, 2007 and 2008, the aggregate gain realized on those sales totaled ¥12,834 million and ¥3,474 million, respectively, and the aggregate loss realized on those sales totaled ¥7 million and ¥6 million, respectively.

5. Fair Value of Investments in Securities (continued)

Investments in non-marketable securities at March 31, 2007 and 2008 are summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Money management funds	¥ 1,631	¥ –
Unlisted stocks	17,125	17,157
Other	779	852
Total	¥19,536	¥18,010

The redemption schedule at March 31, 2007 and 2008 for bonds with maturity dates is summarized as follows:

	2007	2008
	Due in one year or less	Due in one year or less
	(Millions of yen)	*(Millions of yen)*
Government bonds	¥1,500	¥ –
Corporate bonds	–	7,414
Total	¥1,500	¥7,414

6. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, the length of service and the conditions under which the termination occurs.

Certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, i.e., welfare pension fund plans.

JAL Pension Fund, in which JALI is a participant, introduced an option similar to a cash-balance plan with certain other options in addition to the existing options.

JAL Group Pension Fund established by certain consolidated subsidiaries introduced a cash-balance plan.

6. Accrued Pension and Severance Costs (continued)

Airport Ground Service Pension Fund, consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd., received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 10, 2007 and the portion related past services on March 31, 2008. Following this approval, Airport Ground Service Pension Fund was reorganized as a corporate pension fund and was renamed JAL Ground Service Pension Fund.

On October 1, 2005, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payments of retirement benefits to a defined contribution plan or to an early payment scheme.

Certain consolidated subsidiaries transferred a portion of their retirement benefit plans to defined contribution plans on April 1, 2007 or October 1, 2007.

The projected benefit obligation and funded status of the plan assets are summarized as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Projected benefit obligation	¥(862,586)	¥(844,232)
Plan assets	525,354	479,214
Accrued pension and severance costs	129,061	95,485
Prepaid pension and severance costs	(57,378)	(54,205)
Net unrecognized amount	¥(265,548)	¥(323,737)

The net unrecognized amount presented above consisted of the following:

	March 31,	
	2007	2008
	(Millions of yen)	
Unrecognized obligation at transition	¥(116,090)	¥ (97,534)
Adjustment for actuarial assumptions	(150,252)	(225,654)
Unrecognized past service cost	794	(547)
Total	¥(265,548)	¥(323,737)

6. Accrued Pension and Severance Costs (continued)

The components of net periodic pension cost were as follows:

	For the year ended March 31,	
	2007	2008
	(Millions of yen)	
Service cost	¥ 28,552	¥ 25,320
Interest cost on projected benefit obligation	23,490	22,697
Expected return on plan assets	(24,374)	(26,042)
Amortization of unrecognized obligation at transition	14,656	14,516
Amortization of adjustment for actuarial assumptions	13,897	15,227
Amortization of past service cost	(43,495)	(20,548)
Subtotal	12,727	31,171
Other	1,786	2,204
Net periodic pension cost	14,513	33,375
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plans, net	(1,524)	(5,528)
Loss on partial termination of defined benefit plans, net	1,555	74
Effect of changes to standard method for calculating projected benefit obligation	429	508
Total	¥ 14,974	¥ 28,430

The actuarial assumptions were as follows:

	For the year ended March 31,	
	2007	2008
	(Millions of yen)	
Discount rates for projected benefit obligation at end of year	1.7% – 2.8%	1.7% – 2.8%
Expected rates of return on plan assets	0.8% – 5.1%	1.5% – 5.1%

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

The unrecognized obligation at transition is being amortized principally over a period of 15 years.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

7. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2007 and 2008 were as follows:

	March 31,	
	2007	2008
	(Millions of yen)	
Deferred tax assets:		
Flight equipment purchase incentives	¥ 30,435	¥ 29,240
Revaluation loss on investments in subsidiaries and affiliates	25,577	23,060
Accrued pension and severance costs	28,644	16,855
Deferred loss on hedging instruments	–	12,193
Accounts payable – trade	9,893	10,420
Reserve for loss on antitrust litigation	–	6,783
Accounts payable related to transitional payments to defined contribution plans	4,244	3,330
Non-recurring depreciation	–	2,795
Allowance for bad debts	2,146	2,156
Loss on impairment of fixed assets	6,753	–
Revaluation loss on flight equipment spare parts	4,542	–
Tax loss carryforwards	22,123	23,472
Other	20,284	18,162
	154,645	148,472
Deferred tax liabilities:		
Deferred gain on hedging instruments	(23,061)	(25,126)
Accumulated earnings of consolidated subsidiaries and affiliates	(5,273)	(7,750)
Net unrealized gain on other securities	(2,281)	(2,282)
Other	(4,590)	(3,247)
	(35,206)	(38,406)
Valuation allowance	(134,736)	(134,084)
Deferred tax liabilities, net	¥ (15,297)	¥ (24,019)

7. Income Taxes (continued)

A reconciliation between the statutory tax rate and the effective tax rate for the year ended March 31, 2007 is as follows:

	For the year ended March 31, 2007
Statutory tax rate	40.7%
Disallowed expenses, including entertainment expenses	2.6
Dividends received	(1.4)
Equity in earnings of affiliates	(1.9)
Inhabitants' per capita taxes	0.4
Change in valuation allowance	86.7
Tax effect on undistributed earnings of consolidated subsidiaries	0.1
Differences in tax rates of consolidated subsidiaries	(0.7)
Other	(2.8)
Effective tax rate	123.7%

The difference between the statutory tax rate and the effective tax rate for the year ended March 31, 2008 represented less than 5% of the statutory tax rate. As a result, a reconciliation for the year ended March 31, 2008 is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

8. Derivatives

The contract amounts and the estimated fair value of the open derivatives positions to which hedge accounting is applied are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

All open derivatives positions at March 31, 2007 met the criteria required for the application of hedge accounting.

The contract amounts and the estimated fair value of open derivatives positions at March 31, 2008 which did not meet the criteria required for the application of hedge accounting are summarized as follows:

	March 31, 2008		
	Contract amount (Premium)	Estimated fair value	Net unrealized loss
		(Millions of yen)	
Commodities:			
Options:			
Buy	¥16,270 (1,104)	¥218	¥(885)
			¥(885)

8. Derivatives (continued)

All derivative transactions presented above were conducted as over-the-counter transactions.

All derivative transactions presented above are to be settled within one year.

Fair value is estimated based on the prices quoted by financial institutions and others.

The remaining open derivatives positions at March 31, 2008 met the criteria required for the application of hedge accounting.

9. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, airline-related businesses, travel services, card and lease operations, trading businesses and hotel and resort operations. This segmentation has been determined for internal management purposes. Businesses other than air transportation, airline-related businesses, travel services and card and lease operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2007 and 2008 is summarized as follows:

	Year ended March 31, 2007							
	Air transportation	Airline-related businesses	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥1,601,152	¥172,252	¥370,979	¥ 15,500	¥142,029	¥2,301,915	¥ –	¥2,301,915
Inter-group sales and transfers	200,367	196,488	8,745	50,320	73,872	529,794	(529,794)	–
Total	1,801,520	368,741	379,725	65,820	215,901	2,831,709	(529,794)	2,301,915
Operating expenses	1,798,901	360,391	380,546	59,923	208,610	2,808,373	(529,376)	2,278,997
Operating income (loss)	¥ 2,618	¥ 8,350	¥ (821)	¥ 5,897	¥ 7,291	¥ 23,336	¥ (418)	¥ 22,917
Identifiable assets	¥2,005,484	¥124,809	¥ 68,221	¥248,968	¥ 72,687	¥2,520,170	¥(428,937)	¥2,091,233
Depreciation and amortization	¥ 104,872	¥ 2,814	¥ 1,070	¥ 5,861	¥ 3,171	¥ 117,789	¥ (228)	¥ 117,561
Loss on impairment of fixed assets	¥ 2,591	¥ –	¥ –	¥ –	¥ 9	¥ 2,600	¥ –	¥ 2,600
Capital expenditures	¥ 152,357	¥ 2,810	¥ 843	¥ 1,551	¥ 3,319	¥ 160,882	¥ (699)	¥ 160,183

9. Segment Information (continued)

a. Business segment information (continued)

	Year ended March 31, 2008							
	Air transportation	Airline-related businesses	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues:								
Sales to third parties	¥1,625,960	¥154,883	¥369,367	¥ 17,735	¥ 62,469	¥2,230,416	¥ –	¥2,230,416
Inter-group sales and transfers	200,756	193,943	4,355	48,116	38,932	486,103	(486,103)	–
Total	1,826,717	348,827	373,722	65,851	101,401	2,716,520	(486,103)	2,230,416
Operating expenses	1,748,018	344,590	372,794	61,960	98,768	2,626,132	(485,728)	2,140,403
Operating income	¥ 78,698	¥ 4,236	¥ 928	¥ 3,891	¥ 2,632	¥ 90,388	¥ (375)	¥ 90,013
Identifiable assets	¥2,079,366	¥ 97,065	¥ 65,281	¥249,865	¥ 62,696	¥2,554,275	¥(431,491)	¥2,122,784
Depreciation and amortization	¥ 107,334	¥ 2,701	¥ 862	¥ 4,456	¥ 1,397	¥ 116,751	¥ (170)	¥ 116,580
Loss on impairment of fixed assets	¥ 9,470	¥ –	¥ –	¥ –	¥ 4,141	¥ 13,612	¥ (110)	¥ 13,501
Capital expenditures	¥ 202,038	¥ 1,437	¥ 744	¥ 1,398	¥ 1,589	¥ 207,208	¥ (5,120)	¥ 202,088

b. Geographic segment information

The worldwide operations of the Company and its consolidated subsidiaries are geographically segmented into Japan and other areas. Areas other than Japan include Asia and Oceania, North and South America and Europe. Geographical segmentation is based on geographical proximity of the countries and areas. In addition, revenue from international operations of the airlines is treated as revenue earned in Japan.

The geographic segment information of the Company and its consolidated subsidiaries for the year ended March 31, 2007 is summarized as follows:

	Year ended March 31, 2007				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)				
Operating revenues:					
Sales to third parties	¥2,088,370	¥213,544	¥2,301,915	¥ –	¥2,301,915
Inter-group sales and transfers	24,276	70,347	94,624	(94,624)	–
Total	2,112,647	283,892	2,396,539	(94,624)	2,301,915
Operating expenses	2,090,211	283,111	2,373,322	(94,325)	2,278,997
Operating income	¥ 22,435	¥ 780	¥ 23,216	¥ (298)	¥ 22,917
Identifiable assets	¥2,041,942	¥ 57,210	¥2,099,152	¥ (7,919)	¥2,091,233

9. Segment Information (continued)

b. Geographic information (continued)

The major countries and areas included in each region were as follows:

Asia and Oceania:	China, Singapore, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Mexico
Europe:	U.K., France, Germany, Italy

Total assets in Japan at March 31, 2008 and operating revenues from operations in Japan for the year then ended represented more than 90% of consolidated total assets and consolidated operating revenues, respectively. As a result, geographic segment information for the year ended March 31, 2008 is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

c. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of Japan Airlines International Co., Ltd., Japan Asia Airways Co., Ltd. and JALways Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the years ended March 31, 2007 and 2008 are summarized as follows:

	Year ended March 31, 2007			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥471,065	¥421,152	¥217,529	¥1,109,747
Consolidated operating revenues				¥2,301,915
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.5%	18.3%	9.4%	48.2%

	Year ended March 31, 2008			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥498,825	¥410,908	¥215,715	1,125,449
Consolidated operating revenues				2,230,416
Operating revenues from overseas operations as a percentage of consolidated operating revenues	22.4%	18.4%	9.7%	50.5%

The major countries and areas included in each region were as follows:

Asia and Oceania:	China, South Korea, Singapore, India, Australia, Guam
North and South America:	U.S.A. (excluding Guam), Canada, Mexico, Brazil
Europe:	U.K., France, Germany, Italy

10. Subsequent Event

On May 2, 2008, JALI entered into an agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") to sell 49.375% of shares of JAL Card, Inc. ("JCI," which is a consolidated subsidiary of the Company) to BTMU. At the same time, JALI, JCI, BTMU, Mitsubishi UFJ NICOS Co., Ltd. and JCB Co., Ltd. entered into a business collaboration agreement regarding the credit card business.

Components of Revenues from the Air Transportation Segment

	2007		2008		Change
	Amount	Percentage	Amount	Percentage	Percentage
			(Millions of yen)		
International:					
Passenger operations	¥ 724,889	40.3%	¥ 754,300	41.3%	104.1%
Cargo operations	190,500	10.6	188,235	10.3	98.8
Mail-service operations	9,200	0.5	9,926	0.5	107.9
Luggage operations	1,975	0.1	1,949	0.1	98.7
Subtotal	926,565	51.5	954,411	52.2	103.0
Domestic:					
Passenger operations	675,680	37.5	677,437	37.1	100.3
Cargo operations	28,938	1.6	27,862	1.5	96.3
Mail-service operations	10,858	0.6	10,122	0.6	93.2
Luggage operations	298	0.0	307	0.0	103.0
Subtotal	715,774	39.7	715,730	39.2	100.0
Other revenues	60,917	3.4	63,881	3.5	104.9
Incidental business revenues	98,262	5.4	92,693	5.1	94.3
Total revenues	¥1,801,520	100.0%	¥1,826,717	100.0%	101.4%

Consolidated Traffic Results

	2007 April 1－March	2008 April 1－March	Change Percentage
International:			
Number of passengers	13,467,241	13,367,904	99.3
Revenue Passenger-Km(thousand km)	62,597,923	60,426,280	96.5
Available Seat-Km(thousand km)	87,987,011	84,128,194	95.6
Passenger load factor	71.1	71.8	0.7
Revenue Cargo Tons-Km(thousand	4,515,812	4,377,147	96.9
Mail Tons-Km(thousand km)	164,336	191,489	116.5
Revenue(total) Tons-Km(thousand km)	10,481,369	10,167,354	97.0
Available Tons-Km(thousand km)	15,769,219	15,030,186	95.3
Weight load factor(*)	66.5	67.6	1.1
Domestic:			
Number of passengers	43,984,840	41,904,924	95.3
Revenue Passenger-Km(thousand km)	33,187,684	31,746,470	95.7
Available Seat-Km(thousand km)	51,864,339	50,085,682	96.6
Passenger load factor	64.0	63.4	(0.6)
Revenue Cargo Tons-Km(thousand	400,507	396,053	98.9
Mail Tons-Km(thousand km)	86,985	86,632	99.6
Revenue(total) Tons-Km(thousand km)	2,968,868	2,861,730	96.4
Available Tons-Km(thousand km)	6,073,609	5,878,950	96.8
Weight load factor(*)	48.9	48.7	(0.2)
Total:			
Number of passengers	57,452,081	55,272,828	96.2
Revenue Passenger-Km(thousand km)	95,785,607	92,172,750	96.2
Available Seat-Km(thousand km)	139,851,350	134,213,876	96.0
Passenger load factor	68.5	68.7	0.2
Revenue Cargo Tons-Km(thousand	4,916,319	4,773,200	97.1
Mail Tons-Km(thousand km)	251,321	278,121	110.7
Revenue(total) Tons-Km(thousand km)	13,450,237	13,029,084	96.9
Available Tons-Km(thousand km)	21,842,828	20,909,136	95.7
Weight load factor(*)	61.6	62.3	0.7

Notes:

International: Japan Airlines International Co., Ltd. + Japan Asia Airways Co., Ltd. + Jalways Co., Ltd.

Domestic: Japan Airlines International Co., Ltd. + Japan Trans Ocean Air Co., Ltd. + Jal Express Co., Ltd. + Japan Air Commuter Co., Ltd. + Hokkaido Air System Co., Ltd. + J Air Co., Ltd. + Ryukyu Air Commuter Co., Ltd.

With regard to 2007,

International: Japan Airlines International Co., Ltd. + Japan Asia Airways Co., Ltd. + Jalways Co., Ltd.

Domestic: Japan Airlines International Co., Ltd. + Japan Airlines Domestic Co., Ltd. + Japan Trans Ocean Air Co., Ltd. + Jal Express Co., Ltd. + Japan Air Commuter Co., Ltd. + Hokkaido Air System Co., Ltd. + J Air Co., Ltd. + Ryukyu Air Commuter Co., Ltd.

(*)Weight load factor: Revenue(total) Tons-Km(thousand km)／Available Tons-Km(thousand km)

Japan Airlines Corporation

Comparative Non-Consolidated Balance Sheets

March 31, 2007 and 2008

	2007	2008	Change
		(Millions of yen)	
Assets			
I. Current assets:			
Cash and time deposits	¥ 8,960	¥ 166,450	¥157,489
Accounts receivable – trade	2,488	2,365	(122)
Short-term loans receivable from a subsidiary	90,200	86,871	(3,329)
Current portion of long-term loans receivable from a subsidiary	53,800	79,292	25,492
Prepaid expenses	50	19	(30)
Accounts receivable – other	3,764	5,368	1,604
Deferred income taxes	7	12	4
Other current assets	3	52	48
Total current assets	159,276	340,433	181,157
II. Fixed assets:			
Tangible fixed assets:			
Furniture and fixtures	28	20	(7)
Total tangible fixed assets	28	20	(7)
Intangible fixed assets:			
Software	4	1	(3)
Other intangible fixed assets	0	0	–
Total intangible fixed assets	5	1	(3)
Investments:			
Investments in securities	490	275	(215)
Investments in subsidiaries and affiliates	213,489	213,210	(278)
Long-term loans receivable from a subsidiary	553,669	545,396	(8,272)
Deferred income taxes	–	20	20
Other investments	72	97	24
Total investments	767,721	758,999	(8,721)
Total fixed assets	767,754	759,022	(8,732)
III. Deferred charges:			
Stock issuance expenses	669	1,933	1,264
Total deferred charges	669	1,933	1,264
Total assets	¥927,700	¥1,101,389	¥173,688

	2007	2008	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities:			
Accounts payable – trade	¥ 240	¥ 146	¥ (93)
Current portion of bonds	–	10,000	10,000
Current portion of long-term loans	53,800	69,292	15,492
Accounts payable – other	1,599	5,427	3,827
Accrued income taxes	14	121	107
Accrued expenses	2,467	2,267	(200)
Other current liabilities	1,610	63	(1,546)
Total current liabilities	59,731	87,318	27,586
II. Non-current liabilities:			
Bonds	50,229	40,229	(10,000)
Long-term loans	523,669	525,396	1,727
Deferred income taxes	67	–	(67)
Other non-current liabilities	49	24	(25)
Total non-current liabilities	574,015	565,649	(8,365)
Total liabilities	633,747	652,968	19,221
Net assets			
I. Stockholders' equity:			
Common stock and preferred stock	174,250	251,000	76,750
Capital surplus:			
Additional paid-in capital	111,503	188,253	76,750
Retained earnings:			
Other retained earnings:			
Unappropriated retained earnings	8,718	9,876	1,157
Common stock in treasury, at cost	(661)	(723)	(62)
Total stockholders' equity	293,810	448,406	154,595
II. Valuation, translation adjustments and other:			
Unrealized gain on other securities, net of taxes	142	15	(127)
Total valuation, translation adjustments and other	142	15	(127)
Total net assets	293,953	448,421	154,467
Total liabilities and net assets	¥927,700	¥1,101,389	¥173,688



Japan Airlines Corporation

Comparative Non-Consolidated Statements of Income

For the years ended March 31, 2007 and 2008

(Millions of yen)

	2007	2008	Change
Operating revenues	¥21,808	¥16,595	¥(5,213)
Cost of operating revenues	9,449	13,061	3,612
Gross profit	12,359	3,533	(8,826)
Selling, general and administrative expenses	3,764	2,441	(1,323)
Operating income	8,594	1,092	(7,502)
Non-operating income:			
Interest income and dividends	354	497	142
Other non-operating income	57	24	(32)
Total non-operating income	411	521	110
Non-operating expenses:			
Amortization of start-up costs	130	—	(130)
Amortization of stock issuance expenses	223	439	216
Other non-operating expenses	79	163	84
Total non-operating expenses	432	602	169
Ordinary income	8,573	1,011	(7,562)
Extraordinary gain:			
Gain on sales of investments in subsidiaries	503	433	(69)
Total extraordinary gain	503	433	(69)
Income before income taxes	9,077	1,445	(7,632)
Income taxes:			
Current	249	282	33
Deferred	85	(4)	(89)
Net income	¥ 8,742	¥ 1,167	¥(7,575)

Japan Airlines Corporation

Non-Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007

	Stockholders' equity					
		Capital surplus			Retained earnings	
					Other retained earnings	
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings (accumulated deficit)	Total retained earnings
	(Millions of yen)					
Balance at March 31, 2006	¥100,000	¥105,069	¥ 63,458	¥ 168,528	¥(131,274)	¥(131,274)
Changes during the year ended March 31, 2007:						
Issuance of common stock	74,250	74,250		74,250		
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		(67,815)	(63,458)	(131,274)	131,274	131,274
Net income for the year ended March 31, 2007					8,742	8,742
Purchases of common stock in treasury						
Sales of common stock in treasury					(24)	(24)
Changes other than stockholders' equity, net						
Total changes	74,250	6,434	(63,458)	(57,024)	139,993	139,993
Balance at March 31, 2007	¥174,250	¥111,503	¥ –	¥ 111,503	¥ 8,718	¥ 8,718

	Stockholders' equity		Valuation, translation adjustments and other		
	Common stock in treasury, at cost	Total stockholders' equity	Unrealized gain on other securities, net of taxes	Total valuation, translation adjustments and other	Total net assets
	(Millions of yen)				
Balance at March 31, 2006	¥(659)	¥136,593	¥ –	¥ –	¥136,593
Changes during the year ended March 31, 2007:					
Issuance of common stock		148,500			148,500
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit		–			–
Net income for the year ended March 31, 2007		8,742			8,742
Purchases of common stock in treasury	(130)	(130)			(130)
Sales of common stock in treasury	129	105			105
Changes other than stockholders' equity, net			142	142	142
Total changes	(1)	157,217	142	142	157,359
Balance at March 31, 2007	¥(661)	¥293,810	¥142	¥142	¥293,953

Japan Airlines Corporation

Non-Consolidated Statements of Changes in Net Assets (continued)

For the year ended March 31, 2008

	Stockholders' equity				
		Capital surplus		Retained earnings	
				Other retained earnings	
	Common stock and preferred stock	Additional paid-in capital	Total capital surplus	Unappropriated retained earnings	Total retained earnings
	(Millions of yen)				
Balance at March 31, 2007	¥174,250	¥111,503	¥111,503	¥8,718	¥8,718
Changes during the year ended March 31, 2008:					
Issuance of preferred stock	76,750	76,750	76,750		
Net income for the year ended March 31, 2008				1,167	1,167
Purchases of common stock in treasury					
Sales of common stock in treasury				(9)	(9)
Changes other than stockholders' equity, net					
Total changes	76,750	76,750	76,750	1,157	1,157
Balance at March 31, 2008	¥251,000	¥188,253	¥188,253	¥9,876	¥9,876

	Stockholders' equity		Valuation, translation adjustments and other		
	Common stock in treasury, at cost	Total stockholders' equity	Unrealized gain on other securities, net of taxes	Total valuation, translation adjustments and other	Total net assets
	(Millions of yen)				
Balance at March 31, 2007	¥(661)	¥293,810	¥ 142	¥ 142	¥293,953
Changes during the year ended March 31, 2008:					
Issuance of preferred stock		153,500			153,500
Net income for the year ended March 31, 2008		1,167			1,167
Purchases of common stock in treasury	(139)	(139)			(139)
Sales of common stock in treasury	77	67			67
Changes other than stockholders' equity, net			(127)	(127)	(127)
Total changes	(62)	154,595	(127)	(127)	154,467
Balance at March 31, 2008	¥(723)	¥448,406	¥ 15	¥ 15	¥448,421

Japan Airlines Corporation
Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

JAL International & Bank of Tokyo-Mitsubishi UFJ Agreement on JALCARD Share Transfer & Business Partnership

Tokyo May 2, 2008: Japan Airlines International (JALI), a subsidiary of the JAL Corporation, and the Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc (MUFG), have reached an agreement on the transfer of 49.375% of the shares of JALCARD Inc., to BTMU.

Also as part of the agreement, JAL International, JALCARD, BTMU, Mitsubishi UFJ NICOS Co. Ltd, and JCB Co. Ltd (JCB) have agreed on a business partnership relating to the credit card business.

Against the backdrop of an expansion in the utilization and availability of credit cards, diversification of related awards and services, and advancements in related technology, the credit card market continues to expand both in the number of cards issued and card shopping sales income, and is expected to continue growing.

On the other hand, competition is becoming fierce due to retail, service, and other businesses entering the credit card market, and the advent of mergers and acquisitions. It is of urgent necessity that customer convenience is increased by improving services, conditions for use and expanding channels, and by developing and strengthening products, services, systems, channels in order to gain customer support.

Based on these business conditions and changes, the JAL Group and MUFG have agreed on a strategic business and capital alliance with regard to JALCARD's business.

Established in 1984, JALCARD, a 100% owned subsidiary of JAL International, offers a frequent flyer program card with a credit function to over 2.03 million cardholders (as of March 31, 2008). The average amount used per customer is markedly high in the industry.

Mitsubishi UFJ NICOS, the biggest card company in Japan and the core card company of MUFG, and JCB, Japan's only internationally recognized credit card brand, have played a central role in the development of JALCARD's business as the issuing companies for JALCARD. The business and capital tie-up will build on this existing relationship of trust and cooperation until, and through synergy effects, strive to improve customer service and increase customer convenience.

JALI will transfer 3,950 shares out its total holding of 8,000 JALCARD shares (share of voting rights 49.375%) to BTMU as of July 1, 2008.

JAL Group, MUFG Group and JCB will implement various measures utilizing their own strengths to expand the scope of business cooperation, centering on the areas below, aiming to become the No. 1 airline credit card chosen by the customer by providing high quality services to meet the customers' diversified needs.

As a result of this business alliance, JALI plans to grant BTMU certain priority rights relating to the issuance of JALCARD.

1) Committees

a) Steering Committee, Special Strategy Committee:

To facilitate JALCARD business operations, a Steering Committee and Special Strategy Committee, jointly chaired by executive directors of JAL Group and MUFG Group, will discuss and formulate the management policy and management/business strategies of JALCARD.

b) Business Alliance Committee:

To realize synergy effects through a business alliance, an administrator-level business alliance committee will be set up to study, prepare and implement measures to expand the customer base, improve member services, and strengthen competitiveness.

2) Expansion of customer base and improvement of member services

a) Gain new members utilizing Mitsubishi UFJ NICOS and JCB: Further expand the customer base of JALCARD, utilizing the marketing network and sales teams of Mitsubishi UFJ NICOS, and through active promotion activities conducted by JCB.

b) Development of new products/services, increasing alliance partners:

Joint studies will be made to

- develop a new type of premium card, utilizing MUFGs product and service development abilities
- new services linked with MUFG's financial products and services (priority interest rate service)
- promote alliances with strong enterprises of various business forms/types, based on MUFG's alliance partners, partner financial institutions, and corporate customers
- add awards offered by partners, etc.

c) Measures to improve services for current members:

By expanding JALCARD special partner shops, utilizing Mitsubishi UFJ NICOS's partner shop network (the biggest in the card industry), and the ability of Mitsubishi UFJ NICOS to explore new partner shops, we will strive to improve services and convenience to current JALCARD members.

d) Other measures to improve member services:

Optimize benefits from business efficiency and scale utilizing Mitsubishi UFJ NICOS and JCB's know-how and infrastructure relating to processing, and improve the ability to share/coordinate data on new membership applications, screening results, change of address, membership withdrawal, and shopping mile crediting, through a highly advanced joint system of the alliance companies; and thereby improve member services.

3) Further collaboration between JAL Group and MUFG

To further develop JALCARD's business, we will actively collaborate with credit cards of JALCARD and group companies of MUFG and their alliance partners, and create high added-value products and services by combining the air services of JAL Group and financial services of MUFG.

4) Schedule

May 2, 2008: Decision at JALI executive directors' meeting & conclusion of share transfer agreement and business alliance agreement.

July 1, 2008: Planned date of transfer of shares and receipt of payment

5) Outlook

Through this business and capital alliance, JAL Group plans to post about 42 billion yen as extraordinary profit for the financial results for the year ending March 2009, on the transfer of share and effects of the business alliance.

6) Inquiries

JAL Public Relations 03-5460-3109

Mitsubishi UFJ Financial Group, Public Relations Division. 03-3240-7651

Bank of Tokyo-Mitsubishi UFJ, Public Relations Division 03-3240-2950

Company Name	Japan Airlines International Co. Ltd
Date Established	August 1, 1951
Main Business	Airline operating company
Capital	100 billion yen (as of end of March, 2007)
Shares issued	1,829,361,418
Employees	17,321 (as of end of March 2007)
Shareholders	Japan Airlines Corporation 100%

Company Name	JALCARD Inc.
Date Established	October 30, 1984
Main Business	Credit card business
Capital	400 million yen (as of end of March, 2007)
Shares issued	8,000
Employees	292 (as of end of March 2007)
Shareholders	Japan Airlines International 100% (as of end of March 2007)

Company Name	The Bank of Tokyo-Mitsubishi UFJ, Ltd
Date Established	August 8, 1919
Main Business	Banking
Capital	996.97 billion yen (as of end of March, 2007)
Shareholders	Mitsubishi UFJ Financial Group, others (as of end of March, 2007)

Company Name	Mitsubishi UFJ NICOS Co.,Ltd
Date Established	June 7 , 1951
Main Business	Credit card business
Capital	101.71 billion yen (as of end of March, 2007)
Shareholders	Bank of Tokyo-Mitsubishi UFJ , others (as of end of March, 2007)

**Following merger with DC Card on April 1, 2007, capital increased by 7.6 billion yen.*

Company Name	JCB Co. Ltd
Date Established	January 25, 1961
Main Business	Credit card business
Capital	10.61 billion yen (as of end of March, 2007)
Shareholders	JCB employer shareholders association, Bank of Tokyo-Mitsubishi UFJ, Taiyo Life Insurance, Sumitomo Mitsui Banking Corp., ORIX, others (as of end of March, 2007)

###



Results of Japan Airlines Corporation and Consolidated Subsidiaries for the Fiscal Year Ended March 31, 2008

Tokyo May 9, 2008: Japan Airlines Corporation announced today the consolidated financial results of the JAL Group for FY2007, the fiscal year ended March 31, 2008. The announcement includes the Group's consolidated financial targets for FY2008 the year ending March 31, 2009.

1. JAL Group Consolidated FY2007 Financial Results

Units: Japanese yen (¥) billions*	FY 2007 Results (Year ending Mar 31, 2008)	FY 2007 Forecast (Announced on Feb 8, 2008*)	FY2006 Results (Year ending Mar 31, 2007)	Difference between FY2007 & FY2006 Results
Total Operating Revenue	2,230.4	2,238.0	2,301.9	-71.4
International passenger	754.3	748.5	724.8	29.4
Domestic passenger	677.4	685.0	675.6	1.7
International cargo	188.2	188.5	190.5	-2.2
Other	610.4	616.0	710.8	-100.4
Total Operating Expenses	2,140.4	2,190.0	2,278.9	-138.5
Operating Income (loss)	90.0	48.0	22.9	67.0
Ordinary Income (loss)	69.8	44.0	20.5	49.2
Net income (loss)	16.9	7.0	-16.2	33.1

Figures rounded down to the nearest tenth of a billion yen.

* *FY 2007 Forecast announced on February 8, 2008 in JAL Corporation & Consolidated Subsidiaries FY2007 Third Quarter Results*

Although the air transport business segment was strong, as a number of consolidated subsidiaries were removed from the consolidated financial statement due to the sales of shares, total operating revenue for FY2007 was 2,230.4 billion yen, down 3.1% or 71.4 billion yen on the same period last year. In terms of air transportation, the JAL Group's core business, revenue increased by 25.1 billion yen to a total of 1,826.7 billion yen.

International passenger demand was strong, bolstered by 'premium strategies' initiated by JAL aimed at attracting business and top-tier travelers through product and service enhancement and development. International passenger revenue increased by 29.4 billion yen to 754.3 billion yen: a 4.0% year-on-year improvement.

Domestic passenger demand was stagnant primarily due to a reduction in supply after the JAL Group carried out in FY2007 its biggest review of domestic passenger operations since 2002. Compared to FY2006, domestic passenger revenue went up by 1.7 billion yen to a total of 677.4 billion yen.


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International cargo revenue was 188.2 billion yen, down 2.2 billion yen on the previous fiscal year.

The effectiveness of group-wide cost reduction measures implemented throughout FY2007 aimed at increasing profitability and tackling, for example, increases in the cost of jet fuel, combined with the aforementioned withdrawal of a number of subsidiaries from the consolidated statement enabled the JAL Group to significantly decrease total operating expenses. During FY2007, total operating costs went down by 138.5 billion yen to 2,140.4 billion yen compared to the previous year.

As a result, operating income was 90 billion yen and ordinary income was 69.8 billion yen, the highest since the integration of JAL and JAS in 2002. Operating income increased by 67 billion yen, and ordinary income increased by 49.2 billion yen from the previous year.

Compared to FY2006, JAL Group net income increased by 33.1 billion yen to a total of 16.9 billion yen, after extraordinary loss deductions resulting from implementation of special early retirement programs, reserve funds set aside for anti-trust law investigations by the U.S. and the E.U. authorities, and temporary depreciation costs.

2. Summary of Air Transportation Segment Results

Operating Revenue

a) International Passenger

- During FY2007, the JAL Group continued network restructuring by focusing resources on high profit, high growth routes and increasing the role of its low overheads international subsidiary, JALways. JAL increased flight frequency on China, India, Russia and Vietnam routes, as well as on the Tokyo - New York and Tokyo – Paris routes. In September 2007, JAL inaugurated a service between Haneda, Tokyo – Hongqiao, Shanghai, and in October 2007 increased flight frequency to establish a daily service between Tokyo and New Delhi.
- JAL increased its competitiveness by becoming a fully-fledged member of oneworld, the leading quality global airline alliance; completely revamping lounges and check-in areas at Narita Terminal 2, its main international hub; and by introducing JAL Premium Economy onboard its aircraft, starting with the Narita-London route in December 2007, followed by the Narita- Frankfurt route in February 2008.
- To increase customer comfort and increase profitability against the backdrop of increases in the price of fuel, JAL continued implementing its strategy of fleet downsizing and renewal by shifting to state-of the-art, more fuel efficient primarily medium and small-size aircraft whilst retiring older types of aircraft.
- Through continued network restructuring and fleet downsizing, supply measured in available seat kilometers (ASK) decreased by 4.4% from the previous year.
- International passenger demand was strong, particularly in terms of business travelers. Passenger demand was especially strong on short and medium-haul routes, such as China, South Korea and Southeast Asia routes. Tourist demand on Europe routes was stagnant due to the strong Euro, and demand decreased on US mainland, Hawaii and



Oceania routes due reductions in seat supply.

- As a result, international passenger demand measured in revenue seat kilometers (RPK), decreased by only 3.5%. International seat load factor (L/F) increased by 0.7 points to 71.8%.
- Unit price increased by 7.8% from the previous year due to a steady increase in high yield business demand resulting from product and service improvements, network restructuring by concentrating resources on high profit, high growth routes, a review of fares, and utilization of the international passenger fuel surcharge to offset the high cost of fuel.
- As a result, passenger revenue increased 4.1% from the previous year to 754.3 billion yen.
- The number of international passengers carried by JAL Group airlines decreased by just 0.7% to 13,367,904. (FY2006 total: 13,467,241).

b) Domestic Passenger

- In FY2007, JAL carried out its biggest review of domestic passenger operations since 2002 by suspending 9 under-performing routes, adjusting supply to demand through flight frequency reductions on other routes, adding more flights on popular routes, and by increasing the role of its low overheads subsidiary airline, JAL Express (JEX).
- To increase customer comfort and increase profitability against the backdrop of increases in the cost of fuel, JAL continued implementing its strategy of fleet downsizing and renewal by shifting to state-of the-art, more fuel efficient primarily medium and small-size aircraft whilst retiring older types of aircraft.
- Targeting the high yield passenger, JAL greatly enhanced its product offering by introducing a first class service for the first-ever time on Japan domestic flights, starting with the Haneda, Tokyo - Itami, Osaka route in December 2007.
- As a result of route restructuring and fleet downsizing, supply measured in available seat kilometers (ASK) decreased by 3.4% from the previous year. Passenger demand measured in revenue passenger kilometers (RPK) decreased by 4.3% largely a consequence of this. The domestic seat load factor (L/F) was 63.4%, slightly down on last year.
- Unit price increased by 4.8% from the previous year due to fare increases.
- Domestic passenger revenue increased by 0.3% from the previous year to 677.4 billion yen.
- The number of domestic passengers carried by JAL Group airlines decreased by 4.7% to 41,904,924. (FY2006 total: 43,984,840).

c) International Cargo

- Although exports to North America decreased from the previous year due to a reduction in supply, exports to China, Europe and East Europe ensured the results for the whole financial year were favorable.
- In terms of imports, due to a rapid drop in demand to Japan, JAL attempted to increase profitability through a range of measures such as introducing early morning arrival cargo flights, and actively attracting demand both to and from Asia.
- As for fleet and route operations, amid unprecedented rises in the price of fuel, we retired five classic-type Boeing 747 freighters, and introduced new fuel efficient 767 freighters, which were put into service on China, Indonesia and Vietnam routes.
- As a result, international cargo volume (revenue cargo ton km) decreased by 3.1% from the previous year. Although



the fuel surcharge was revised a number of times, due to intensifying competition and the rapid appreciation of the yen towards the end of 2007, unit price increased by only 1.9%, and revenue was 188.2 billion yen, a reduction of 1.2% compared to the previous financial year.

- The volume of international cargo carried was 762,910 tons, down 1.0% on the year before.

Operating Costs & Foreign Exchange

a) Fuel costs

The average market price for aircraft fuel was high, increasing from US$79.7 per barrel (Singapore Kerosene) for the previous fiscal year to US$93.2 per barrel for FY2007. As a result of a wide range of measures including fuel hedging and fuel consumption reductions, the JAL Group's FY2007 fuel bill decreased by 2.0% or 8.1 billion yen to a total of 412.7 billion yen.

b) Personnel costs

JAL managed to exceed its FY2007 personnel cost reduction measure target of 50 billion yen. Improvements in the workforce's productivity levels enabled the company to also exceed its original headcount reduction target of 697 staff for FY2007. The JAL Group's consolidated business workforce was reduced by 2,297 people through a combination of natural attrition, restraining new hiring, not replacing retiring staff and special early retirement programs

c) Foreign exchange

The average yen-to-dollar exchange rate for the fiscal year ended March 31, 2008 was ¥115 to US$1.00 compared to the previous fiscal year's average rate of ¥117 to US$1.00. The average yen-to-Euro foreign exchange rate was €1 = ¥161.0 compared with €1 = ¥149 yen the previous year. As a result, the affect of foreign exchange on operating income was an improvement of 9.6 billion yen (increased revenue of 7.0 billion yen/ cost reduction of 2.6 billion yen). However, due to the decreased effectiveness of hedging, non-operating income in terms of foreign exchange declined by 13.9 billion yen compared to the previous year.

3. Financial Indicators

	FY07 year ended Mar 31, 2008	FY06 year ended Mar 31, 2007	Difference
Total Assets (billion yen)	2,122.7	2,091.2	31.5
Stockholders' Equity (billion yen) *	453.9	311.0	142.8
Capital to Asset Ratio (%)*	21.4%	14.9%	+ 6.5 points
Interest-bearing debt on balance sheet (billion yen)	919.6	1026.1	- 106.5
Debt/ Equity Ratio (on balance sheet) *	2.0	3.3	- 1.3

Figures rounded down to the nearest tenth of a billion yen.
Debt /Equity Ratio (on balance sheet) = interest bearing debts (on balance sheet) divided by stockholders equity.


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Due to an increase in cash and bills receivable, etc. from capital increase through third party allocation of priority shares, etc., total assets increased by 31.5 billion yen. Capital to Asset Ratio improved significantly, increasing 21.4%. Debt /Equity ratio dropped to 2.0.

Interest bearing debt significantly declined by 106.5 billion yen from the previous year, due to the sale of non-core assets and cash flow improvement.

4) JAL Group Consolidated FY2007 Fourth Quarter Result

Units: Japanese yen – billions

	4th Quarter FY07 (January – March 2008)	4th Quarter FY06 (January – March 2007)	Difference	Same period % comparison on previous year
Operating revenue	**529.218**	**567.758**	**-38.540**	**93.2%**
International Passenger	181.333	175.590	5.743	103.3%
Domestic passenger	157.326	160.782	-3.456	97.9%
International cargo	44,599	44.963	-0.364	99.2%
Other	145.961	186.423	-40.463	78.3%
Operating expenses	**521.783**	**538.979**	**-17.196**	**96.8%**
Operating income (loss)	**7.436**	**28.780**	**-21.344**	**25.8%**
Ordinary income (loss)	**-9.440**	**28.300**	**-37.740**	
4th Quarter Net income (loss)	**-3.527**	**-6.892**	**3.365**	-

5. JAL Group Consolidated Financial Targets for FY2008

Unit: Japanese yen (¥) billions	FY 2008 (Year ending March 31, 2009)	Difference vs. FY 2007
Total operating revenues	2184.0	- 46.4
International passenger	807.0	52.7
Domestic passenger	704.0	26.6
International cargo	193.0	4.8
Other	480.0	- 130.5
Operating income	50.0	-40.0
Ordinary income	30.0	-39.8
Net income	13.0	-3.9

**Figures rounded down to the nearest tenth of a billion yen.*

Key assumptions used for above figures: ¥110 = US$1.00; average aircraft fuel price = $110 per barrel.

A reduction in operating income is expected caused mainly due to the removal of the Pacific Fuel Trading


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Corporation from the consolidated financial statement in FY2008.

JAL will continue to reduce supply by downsizing the fleet used on US routes. Regardless of this, international passenger unit price is expected to steadily increase due to increased flight frequency on, for example, New York, Moscow and Paris routes where business demand is strong, and continued product and service enhancements as part of its 'premium strategy'.

Despite a reduction in supply due to fleet downsizing, stagnant overall demand, and fierce competition with the *Shinkansen* and new entrant carriers, JAL expects domestic passenger demand to be strong and unit price to increase as a result of wider introduction of such premium passenger targeted products as the domestic first class, and the overall impact of its Corporate Customer Center etc.

Even though the JAL Group has made great strides towards achieving its overriding goal of building a robust management framework, a business structure which can produce profits even in the face of factors such as rising fuel costs or slowing demand, the business environment continues to be severe. JAL, therefore, forecasts operating income for the year ending March 31, 2009 to be 50 billion yen, 40 billion yen less than operating income in FY2007.

Based on the above targets, JAL Group does not expect to pay a dividend for the fiscal years ended March 31, 2008 for the year ending March 31, 2009.

6. JAL Corporation & Consolidated Subsidiaries Comparative Consolidated Statements of Operations for the Year Ended March 31, 2008

Units: Japanese yen (¥) millions	**FY2007** (Year ending March 2008)	**FY2006** (Year ending March 2007)
Operating revenues	2,230,416	2,301,915
Operating expenses	2,140,403	2,278,997
Operating costs	*1,776,979*	*1,885,211*
Selling, general & administrative expenses	*363,423*	*393,785*
Operating income (loss)	90,013	22,917
Non-operating income	20,825	33,834
Non-operating expenses	41,021	36,175
Ordinary income (loss)	69,817	20,576
Extraordinary profit	36,232	52,413
Extraordinary loss	76,217	20,933
Income before income taxes	29,832	52,055
Income taxes, current	4,897	9,953
Income taxes, deferred	6,894	54,424
Minority interests	1,118	3,945
Net income	16,921	- 16,267



7. JAL Group: International Data - Passengers/ RPK/ ASK / Load Factors FY2007

(JAL, JAA and JALWAYS only)

ROUTE	PAX NBR FY2007	y.o.y %	RPK 000s FY2007	y.o.y %	ASK 000s FY2007	y.o.y %	FY2007 L/F %	FY2006 L/F %
Transpacific	2,739,857	92.3	21,175,458	91.5	26,955,246	90.3	78.6	77.5
Europe	1,341,682	95.9	12,587,842	96.8	16,878,987	99.0	74.6	76.3
S.E. Asia	4,345,618	102.8	15,625,573	107.1	23,456,551	102.5	66.6	63.8
Oceania	524,101	72.1	3,843,178	75.8	5,171,795	70.6	74.3	69.2
Guam	544,569	102.5	1,385,918	102.5	1,850,207	99.0	74.9	72.3
Korea	1,886,662	111.0	2,011,680	112.0	2,592,801	101.9	77.6	70.6
China	1,980,005	103.6	3,781,481	104.3	7,202,966	111.8	52.5	56.3
Others	5,410	123.2	15,150	115.9	19,642	120.2	77.1	80.0
TOTAL	13,367,904	99.3	60,426,280	96.5	84,128,194	95.6	71.8	71.1

RPK = Revenue Passenger Kilometers (product of distance flown multiplied by revenue passengers carried)
ASK = Available Seat Kilometers (capacity)
Seat L/F = Seat Load Factor, the percentage of seats filled per flight

8. Consolidated JAL Group Air Transport Segment Revenue for the year ended March 31, 2008

Units: Japanese yen (¥) millions	FY2007 Year ended March 31, 2008		FY2006 Year ended March 31, 2007		Change y.o.y
	Amount	%	Amount	%	%
International					
Passenger operations	754,300	41.3	724,889	40.3	104.1
Cargo operations	188,235	10.3	190,500	10.6	98.8
Mail-service operations	9,926	0.5	9,200	0.5	107.9
Luggage operations	1,949	0.1	1,975	0.1	98.7
Subtotal	954,411	52.2	926,565	51.5	103.0
Domestic					
Passenger operations	677,437	37.1	675,680	37.5	100.3
Cargo operations	27,862	1.5	28,938	1.6	96.3
Mail-service operations	10,122	0.6	10,858	0.6	93.2
Luggage operations	307	0.0	298	0.0	103.0
Subtotal	715,730	39.2	715,774	39.7	100.0
Other revenues	63,881	3.5	60,917	3.4	104.9
Incidental business revenues	92,693	5.1	98,262	5.4	94.3
Total revenues	**¥1,826,717**	**100.0**	**¥1,801,520**	**100.0**	**101.4**


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9. JAL Group Consolidated Traffic Statistics Years ended March 31, 2008 & 2007

	FY2007 Year ended March 31, 2008	FY2006 Year ended March 31, 2007	Change % or points
INTERNATIONAL			
Passenger number	13,367,904	13,467,241	99.3%
Revenue passenger Kilometers (000)	60,426,280	62,597,923	96.5%
Available seat Kilometers (000)	84,128,194	87,987,011	95.6%
Revenue seat load Factor	71.8%	71.1%	+ 0.7 points
Revenue cargo ton Kilometers (000)	4,377,147	4,515,812	96.9%
Mail ton kilometers (000)	191,489	164,336	116.5%
Revenue ton Kilometers (000)	10,167,354	10,481,369	97.0%
Available ton kilometers (000)	15,030,186	15,769,219	95.3%
Revenue weight load factor	67.6.%	66.5%	+ 1.1 points
DOMESTIC			
Passenger number	41,904,924	43,984,840	95.3%
Revenue passenger Kilometers (000)	31,746,470	33,187,684	95.7%
Available seat Kilometers (000)	50,085,682	51,864,339	96.6%
Revenue seat load factor	63.4%	64.0%	- 0.6 points
Revenue cargo ton Kilometers (000)	396,053	400,507	98.9%
Mail ton kilometers (000)	86,632	86,985	99.6%
Revenue ton Kilometers (000)	2,861,730	2,968,868	96.4%
Available ton kilometers (000)	5,878,950	6,073,609	96.8%
Revenue weight l/factor	48.7%	48.9%	- 0.2 points
TOTAL			
Passenger number	55,272,828	57,452,081	96.2%
Revenue passenger Kilometers (000)	92,172,750	95,785,607	96.2%
Available seat Kilometers (000)	134,213,876	139,851,350	96.0%
Revenue seat load factor	68.7%	68.5%	+ 0.2 points
Revenue cargo ton Kilometers (000)	4,773,200	4,916,319	97.1%
Mail ton kilometers (000)	278,121	251,321	110.7%
Revenue ton Kilometers (000)	13,029,084	13,450,237	96.9%
Available ton Kilometers (000)	20,909,136	21,842,828	95.7%
Revenue weight l/f	62.3%	61.6%	0.7 points

###


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1.1) JAL Group International Passenger Traffic Data

Includes JAL + JAA + JALways

	Intl Pax Traffic						
	Pax	y.o.y(%)	RPK (000's)	y.o.y(%)	ASK (000's)	y.o.y(%)	L/F(%)
FY2002	14,640,627	104.1	69,959,085	105.5	101,318,548	105.6	69.0
FY2003	11,745,032	80.2	59,159,861	84.6	91,644,570	90.5	64.6
FY2004	14,743,222	125.5	68,986,317	116.6	99,492,256	108.6	69.3
FY2005	14,187,626	96.2	67,434,613	97.8	97,174,777	97.7	69.4
FY2006	13,467,241	94.9	62,597,923	92.8	87,987,011	90.5	71.1
Apr-2007	1,003,809	97.4	4,481,412	93.0	6,804,099	94.7	65.9
May-2007	999,393	95.1	4,509,372	88.8	6,982,048	93.4	64.6
Jun-2007	1,088,797	98.1	5,034,042	92.4	6,889,619	94.4	73.1
FY07 1st Q TTL	3,091,999.0	96.9	14,024,825.0	91.4	20,675,767.0	94.1	67.8
Jul-2007	1,187,073	99.8	5,399,016	94.9	7,425,145	95.2	72.7
Aug-2007	1,252,989	100.0	5,699,583	95.6	7,624,497	94.2	74.8
Sep-2007	1,171,327	104.0	5,377,017	100.3	7,018,059	94.5	76.6
FY07 2nd Q TTL	3,611,389	101.2	16,475,616	96.8	22,067,701	94.6	74.7
Oct-2007	1,154,971	102.9	5,228,223	100.3	7,039,496	97.8	74.3
Nov-2007	1,100,811	100.8	4,980,268	100.3	6,757,749	95.9	73.7
Dec-2007	1,102,590	101.1	4,988,417	101.1	7,059,715	96.1	70.7
FY07 3rd Q TTL	3,358,372	101.6	15,196,908	100.6	20,856,960	96.6	72.9
Jan-2008	1,111,098	99.5	4,939,117	98.3	7,032,932	95.8	70.2
Feb-2008	1,065,818	97	4,690,753	98.3	6,528,789	99.7	71.8
Mar-2008	1,129,228	95.1	5,099,060	95.6	6,966,044	96.5	73.2
FY07 4th Q TTL	3,306,144	97.2	14,728,930	97.3	20,527,765	97.2	71.8
FY2007 TTL	13,367,904	99.3	60,426,280	96.5	84,128,194	95.6	71.8

Key

FY = Financial Year ending March 31

RPK = revenue passenger kilometers

ASK = available seat kilometers

L/F = load factor = RPK+ASK

1.2) Month International Passenger Route Traffic Data

Includes JAL + JAA + JALways

	Routes	Mar-2008							Previous Year Same Month
		Pax	y.o.y(%)	RPK (000's)	y.o.y(%)	ASK (000's)	y.o.y(%)	L/F(%)	L/F(%)
JAL Group	Transpacific	229,103	98.7	1,759,050	98.4	2,257,484	102.2	77.9	80.9
	Europe	108,582	94.2	1,017,531	94.1	1,301,951	93.3	78.2	77.5
	Southeast	380,128	94.4	1,396,135	97.5	1,965,478	96.5	71.0	70.3
	Oceania	44,089	79.1	320,579	82.3	434,067	74.4	73.9	66.7
	Guam	49,996	89.5	127,781	90.0	162,695	92.6	78.5	80.7
	Korea	148,823	101.0	158,728	101.0	211,070	95.8	75.2	71.4
	China	168,507	94.6	319,256	92.8	633,300	105.7	50.4	57.4
	Total	1,129,228	95.1	5,099,060	95.6	6,966,044	96.5	73.2	73.9

Key

RPK = revenue passenger kilometers

ASK = available seat kilometers

1.3) Financial Year 2007 International Passenger Route Traffic Data

Includes JAL + JAA + JALways

		FY2007							Previous Year
	Routes	Pax	y.o.y(%)	RPK (000's)	y.o.y(%)	ASK (000's)	y.o.y(%)	L/F(%)	L/F(%)
JAL Group	Trans-pacific	2,739,857	92.3	21,175,458	91.5	26,955,246	90.3	78.6	77.5
	Europe	1,341,682	95.9	12,587,842	96.8	16,878,987	99.0	74.6	76.3
	Southeast	4,345,618	102.8	15,625,573	107.1	23,456,551	102.5	66.6	63.8
	Oceania	524,101	72.1	3,843,178	75.8	5,171,795	70.6	74.3	69.2
	Guam	544,569	102.5	1,385,918	102.5	1,850,207	99.0	74.9	72.3
	Korea	1,886,662	111.0	2,011,680	112.0	2,592,801	101.9	77.6	70.6
	China	1,980,005	103.6	3,781,481	104.3	7,202,966	111.8	52.5	56.3
	Other	5,410	123.2	15,150	115.9	19,642	120.2	77.1	80.0
	Total	13,367,904	99.3	60,426,280	96.5	84,128,194	95.6	71.8	71.1

Key

FY = Financial Year ending March 31

RPK = revenue passenger kilometers

ASK = available seat kilometers

L/F = load factor = RPK÷ASK

2) JAL Group Total Domestic Pax Traffic

Combined domestic traffic statistics of the JAL Group, including: JAL,JTA, JEX, J-AIR, JAC, HAC, & RA

	Dom Pax Traffic						
	Pax	y.o.y(%)	RPK (000's)	y.o.y(%)	ASK (000's)	y.o.y(%)	L/F(%)
FY2002	46,520,059	100.4	34,820,104	100.8	53,311,742	100.0	65.3
FY2003	46,427,218	99.8	34,627,625	99.4	54,206,160	101.7	63.9
FY2004	44,705,084	96.3	33,367,574	96.4	52,410,183	96.7	63.7
FY2005	43,848,755	98.1	32,910,535	98.6	51,415,813	98.1	64.0
FY2006	43,984,840	100.3	33,187,684	100.8	51,864,339	100.9	64.0
Apr-2007	3,176,291	96.5	2,374,948	96.5	4,142,224	99.1	57.3
May-2007	3,490,466	96.5	2,589,802	96.5	4,301,000	98.3	60.2
Jun-2007	3,362,163	97.2	2,495,114	96.8	4,149,660	98.3	60.1
FY07 1st Q TTL	10,028,920	96.7	7,459,864	96.6	12,592,882	98.5	59.2
Jul-2007	3,405,332	92.6	2,581,622	92.8	4,282,037	96.0	60.3
Aug-2007	4,149,978	97.8	3,198,560	98.8	4,513,218	98.2	70.9
Sep-2007	3,786,831	97.1	2,919,597	97.2	4,164,244	96.4	70.1
FY07 2nd Q TTL	11,342,141	95.9	8,699,780	96.4	12,959,496	96.9	67.1
Oct-2007	3,756,245	90.1	2,841,218	90.0	4,222,359	95.6	67.3
Nov-2007	3,606,561	94.6	2,696,291	95.3	4,050,033	95.4	66.6
Dec-2007	3,181,954	96.5	2,409,636	97.5	4,129,798	94.7	58.3
FY07 3rd Q TTL	10,544,760	93.5	7,947,146	94.0	12,402,191	95.2	64.1
Jan-2008	3,064,307	93.9	2,348,299	94.3	4,116,857	94.3	57.0
Feb-2008	3,223,403	96.3	2,464,980	96.7	3,819,005	96.5	64.5
Mar-2008	3,701,393	94.9	2,826,402	96.1	4,195,249	96.1	67.4
FY07 4th Q TTL	9,989,103	95.0	7,639,680	95.7	12,131,110	95.6	63.0
FY2007 TTL	41,904,924	95.3	31,746,470	95.7	50,085,682	96.6	63.4

**Updated past figures have been highlighted in red.*

Key

FY = Financial Year ending March 31

RPK = revenue passenger kilometers

ASK = available seat kilometers

L/F = load factor = RPK+ASK

3) JAL Group Cargo Traffic Data

Combined traffic statistics of the JAL Group, including: JAL, JAA, JTA, JEX, JAC, HAC, & RAC.

	International				Domestic			
	Cargo		Mail		Cargo		Mail	
	Ton	y.o.y(%)	Ton	y.o.y(%)	Ton	y.o.y(%)	Ton	y.o.y(%)
FY2002	740,879	112.9	26,956	96.4	440,279	99.3	88,253	95.2
FY2003	744,563	100.5	25,811	95.8	444,526	101.0	91,680	103.9
FY2004	804,940	108.1	25,593	99.2	450,782	101.4	90,606	98.8
FY2005	776,356	96.4	29,154	113.9	444,861	98.7	99,180	109.5
FY2006	770,781	99.3	30,712	105.3	458,512	103.1	102,826	103.7
Apr-2007	62,843	102.9	2,492	102.6	36,879	101.2	7,298	97.6
May-2007	58,185	106.4	2,544	109.8	35,449	106.6	7,503	100.6
Jun-2007	63,712	101.5	2,592	103.4	34,303	101.5	7,923	98.9
FY07 1st Q TTL	184,739	103.5	7,627	105.2	106,629	103.0	22,723	99.0
Jul-2007	64,696	100.1	2,570	111.0	40,410	100.8	8,899	103.2
Aug-2007	63,673	98.3	2,741	114.2	40,011	99	8,717	87.2
Sep-2007	68,289	95.9	2,793	112.0	37,999	94.3	7,589	95.6
FY07 2nd Q TTL	196,658	98.0	8,104	112.4	118,419	98.0	25,207	95.0
Oct-2007	69,449	97.4	2,977	117.3	39,752	98.1	7,927	89.0
Nov-2007	69,180	96.7	3,189	116.9	37,573	96.5	8,002	92
Dec-2007	66,235	97.6	4,000	114.1	45,840	93.2	11,679	89.6
FY07 3rd Q TTL	204,864	97.2	10,166	115.9	123,167	95.8	27,608	90.1
Jan-2008	55,769	100.2	2,794	113.9	30,650	97.3	7,138	99.2
Feb-2008	55,445	98.0	2,600	112.4	32,881	98.7	7,279	100.8
Mar-2008	65,437	95.4	2,839	104.8	38,767	95.2	7,884	95.4
FY07 4th Q TTL	176,651	97.7	8,233	110.1	102,298	96.9	22,300	98.3
FY2007 TTL	762,910	99.0	34,130	111.1	450,515	98.3	97,836	95.1

Key

FY = Financial Year ending March 31



China Earthquake Disaster Relief Goods and Personnel Transportation

Tokyo May 13, 2008: Japan Airlines (JAL) will provide from Japan free transport of relief goods and aid personnel bound for China following the powerful earthquake which hit south-western Sichuan province on May 12, 2008.

Transport of relief goods
JAL will transport free of charge relief goods and materials from non-profit public organizations in Japan at their request to destinations near to Sichuan province. This is applicable from May 16, 2008 to June 16, 2008 for all JAL Group operated international flights under the conditions below:

- The shipper and consignee is a government approved organization
- Contact number of shipper and consignee is clear.
- Departure point and arrival point are at airports served by JAL. Code share flights operated by other airlines are not included.
- Customs clearance and surface transport at the departure point and arrival point have been arranged by the shipper.
- Shipments must not contain dangerous goods, live animals, or other restricted items.
- The airline will accept reservations.

Transport of aid personnel
JAL will provide free air transport on its network for staff of organizations based in Japan, such as the Japanese Red Cross, and other Japanese aid organizations that the airline has worked with in the past.

This contribution will apply to all JAL Group operated international flights from May 16, 2008 to June 16, 2008 (excludes all code share flights operated by other airlines).

###


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www.jal.com/en/corporate/



JAL Increases International Fare Fuel Surcharge from July 1, 2008

Tokyo May 20, 2008: Today the JAL Group requested approval from the Japanese Ministry of Land, Infrastructure, Transport & Tourism (MLIT), to revise the fuel surcharge placed on all international passenger tickets issued for the 3 month period starting July 1, 2008.

JAL has decided to increase the fuel surcharge for tickets issued between July 1 and September 30 2008, as the price of Singapore kerosene-type jet fuel has averaged US$126.05 per barrel over the 3 month period February – April, 2008.

Based on a revised fuel surcharge benchmark list for FY2008, the new surcharges per person per sector flown on tickets purchased in Japan, range from 3,500 yen on a Japan - Korea ticket (up from 2,500 yen) to 32,000 yen on a Japan- Brazil ticket (up from 24,000). The surcharge on a Japan-Europe ticket or a Japan- North America ticket will be 28,000 yen, up from 20,000 yen.

JAL originally introduced the fuel surcharge on international tickets in February 2005 in response to unprecedented rises in the cost of fuel. The surcharge will be progressively reduced as the price of fuel decreases, and will be cancelled completely when the price of Singapore kerosene stays below the benchmark of US$50.00 per barrel. The price of jet kerosene reached a record high level of US$159.10 per barrel on May 12, 2008, up US$80.00 compared to a year ago.

The fuel surcharge charged for tickets issued from October to December 2008 will be reviewed based on the average price of fuel for May through to July, 2008.

The company will continue conducting a wide range of countermeasures to limit the full impact of the price increase including fuel hedging, fuel consumption reductions, and the introduction of more fuel-efficient small and medium-sized aircraft to its fleet.

Despite these measures, the company is still reluctantly obliged to ask its international passengers to bear part of the burden caused by the unprecedented increase in the price of fuel over the past few years.

Fuel Surcharge Revision (July 1 – September 30, 2008)*

Route	Current (As of Apr 1, 2008)		Revised (From July 1,2008)	
(Per person per sector flown)	**For sales in Japan**	**For sales outside Japan**	**For sales in Japan**	**For sales outside Japan**
Japan-Korea	¥2,500	US$23.00	¥3,500	US$32.00
Japan-China	¥6,500	US$59.00	¥8,500	US$77.00
Japan- Guam, Hong Kong, Philippines, Taiwan, Vietnam	¥8,000	US$72.00	¥10,500	US$95.00
Japan- Hawaii , India, Indonesia, Malaysia, Singapore, Thailand,	¥14,000	US$126.00	¥20,000	US$180.00
Japan- Canada, Europe, Mexico, Middle East, Oceania, USA (excluding Hawaii)	¥20,000	US$180.00	¥28,000	US$253.00
Japan-Brazil	¥24,000	US$216.00	¥32,000	US$289.00
Vancouver – Mexico City	¥2,000	US$18.00	¥2,500	US$23.00
New York—San Paulo	¥6,000	US$54.00	¥7,000	US$63.00
Amsterdam—Madrid	¥3,000	US$27.00	¥3,500	US$32.00
Within Europe, Oceania (excludes those specified above/ includes some domestic sectors)	¥1,500	US$14.00	¥2,000	US$18.00


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Within Asia, Hawaii, North America, (excludes those specified above/ includes some domestic sectors)	¥400	US$4.00	¥500	US$5.00

**Fuel surcharges may differ depending on the country in which the ticket is sold. Full details at www.jal.co.jp/en/other/info2006_0714.html*

-Fuel surcharge levels are set based on the flight distance for each sector.

-Applicable to all international passenger tickets issued on or after July 1, to September 30, 2008.

-The surcharge applies to flights operated by Japan Airlines, including JAL code-share flights operated by other airlines.

-The same amounts apply to adult/child fares. Infant fares will no longer incur a surcharge as of July 1, 2008. The surcharges also apply to frequent flyer program international award tickets issued to members of the JAL Mileage Bank.

-In the case of refunds, the fuel surcharge will be refunded in full and no cancellation or refund charge will be applied.

-The planned increase and extension of the fuel surcharge is subject to government approval.

Revised Fuel Surcharge Benchmark List for FY2008 (the year ending Mar 31, 2009)

For the convenience of customers and travel agents, the following chart provides details of the revised fuel price benchmarks (US$/bbl) JAL uses to determine the amount of fuel surcharge (JPY¥) placed on tickets per person per sector flown. For full details please refer to *http://www.jal.co.jp/en/other/info2006_0714_3.html*

Benchmark List	A	B	C	D	E	F	G	H
Fuel Price *(US$/bbl)* Singapore Kerosene Hedge	*From US$50 – under US$60*	*From US$60 – under US$70*	*From US$70 – under US$80*	*From US$80 – under US$90*	*From US$90 – under US$100*	*From US$100 – under US$110*	*From US$110 – under US$120*	*From US$120 – under US$130*
Japan—Korea	¥400	¥700	¥1,000	¥1,500	¥2,000	¥2,500	¥3,000	¥3,500
Japan—China	¥1,000	¥2,000	¥3,000	¥4,000	¥5.500	¥6,500	¥7,500	¥8,500
Japan - Guam, Hong Kong, Philippines, Taiwan, Vietnam	¥1,500	¥2,500	¥4,000	¥5,000	¥6,500	¥8,000	¥9,000	¥10,500
Japan—Hawaii, India, Indonesia, Malaysia, Singapore, Thailand	¥2,000	¥3,500	¥6,000	¥8,500	¥11,000	¥14,000	¥17,000	¥20,000
Japan – Canada, Europe, Mexico, Middle East, Oceania, USA (ex Hawaii)	¥3,000	¥6,000	¥9,000	¥12,000	¥16,000	¥20,000	¥24,000	¥28,000
Japan—Brazil	¥6,000	¥9,000	¥13,000	¥16,000	¥20,000	¥24,000	¥28,000	¥32,000


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JAL GROUP NEWS



JAL Premium Economy on Frankfurt – Tokyo Route from February 3, 2008


JAL
Premium
Economy

Tokyo December 20, 2007: Japan Airlines (JAL) will introduce the JAL Premium Economy cabin on the Frankfurt – Tokyo (Narita) route (JL407/408) from February 3, 2008. Offering the ultimate in in-flight comfort, JAL Premium Economy was first introduced on the airline's daily flight between London and Tokyo from December 1 2007.

Initially the JAL Premium Economy will be available on the Frankfurt - Tokyo route on alternate days, but from March 1, 2008 it will be available daily. Tickets for the new cabin on the route go on sale from December 21, 2007. During 2008, JAL Premium Economy will also be introduced onto the airline's Paris – Tokyo route, followed by US and other Europe routes.



Located in its own exclusive cabin area, JAL Premium Economy features the new JAL Sky Shell Seat, the world's first shell-shaped seat in premium economy class. With 20% more legroom than available in economy class, the JAL Sky Shell Seat's clever shell-shaped sliding seat-back design ensures that passengers' private space is maintained throughout the flight, undisturbed even when the seat in front is reclined. For added comfort, this ergonomically designed seat comes fitted with a footrest and headrest.

Every seat comes with its own power outlet suitable for personal computers, and a seat tray that can easily accommodate a fully opened A-4 sized laptop. Passengers can enjoy the latest movies, music and games on their own personal 9-inch TV screen, using JAL's state-of-the-art audio-visual-on-demand (AVOD) in-flight entertainment system.

In addition to the great selection of food and drinks normally available on JAL's economy class menu, passengers in JAL Premium Economy are also served other refreshments and snacks such as champagne, instant noodles and ice cream during their journey. Amenities provided in JAL Premium Economy are the same as those supplied in business class.

Seats are arranged in a 2-4-2 configuration on B777 aircraft. A total of 44 seats are available on routes JAL operates B777-300ER which includes the Frankfurt route.

JAL Premium Economy passengers are able to use dedicated check-in counters at Narita airport, and JAL Executive Class counters at overseas airports. They are also able to relax prior to the departure of their flight departure in the comfort of the JAL Sakura Lounge.

For more details, please visit: www.jal.co.jp/en/inflight/inter/premium_y/



###


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Cabin Attendant Special Early Retirement Plan Applicants

Tokyo January 15, 2008: JAL International has received applications for a special early retirement plan from a total of 320 cabin attendants in Japan. The deadline for applications was December 21, 2007.

The voluntary plan was offered to cabin attendants who at the time of March 31, 2008 will have completed at least 15 years service and will be 54 years or older if they hold managerial positions, or will be 50 years old or older if they hold non-managerial positions. 900 staff were eligible for the early retirement plan.

The retirement date for the successful applicants will be at either the end of March, or September, 2008.

This brings to 1,200 the total number of applicants for early retirement plans offered by JAL in FY2007, the year ending March 31, 2008.

On August 24 2007, JAL announced that it had decided to ask ground staff in Japan in middle management positions (*'jicho'* & *'kacho'* class in Japanese) who were 49 or above as of March 31, 2007 and had been employed for at least 15 years to apply for a special early retirement plan. The company received 630 applications for this scheme. The retirement date for these staff was November 30, 2007.

JAL also offered an early retirement program to senior management staff in Japan who were 54 years and over on March 22, 2007. Applicable staff for the new program were vice president level department heads (*'bucho'* class in Japanese) in JAL's ground-based staff, cabin attendant and flight operations departments. A total of 250 applied and retired June 30, 2007.

To secure smooth business operations and pass on skills and techniques, maintenance engineering staff and flight operations control staff have been excluded from the early retirement schemes.

The company announced in the FY2007-2010 Medium-term Corporate Plan (released on Feb 6, 2007) measures to trim personnel costs including the implementation of early retirement measures to build a more dynamic, and streamlined organization. The company plans to reduce personnel costs by 50 billion yen each fiscal year when compared to FY2006 through a combination of the following measures: increasing human productivity by 10% through a bold review of work content and work process, work form, manpower allocation and restructuring of affiliated businesses; suspending new hiring; not replacing retiring staff; natural reduction in addition to the implementation of special early retirement programs.

###



JAL Sells London Property to Mitsui Fudosan

Tokyo, January 16, 2008: Japan Airlines International, a subsidiary of JAL Corporation, decided at today's board of directors' meeting to sell Hanover Court Building, its London property located in the Mayfair district of the West-End. It will sell the property to a special subsidiary to be set up by Mitsui Fudosan (U.K.) Ltd, a 100% owned subsidiary overseas company of Mitsui Fudosan.

In the JAL Group medium term corporate revival plan issued February 2007, the company stated that it would concentrate its resources on core air transport business segment in order to achieve sustainable growth. The company is trying to improve asset efficiency by centralizing business resources in the air transport business whilst selling non-core assets. The sale of Hanover Court Building property forms part of this move.

A final agreement between JAL and Mitsui Fudosan will be concluded late January 2008 and the transfer of the property is expected last March 2008.

This asset is a commercial building housing JAL's Europe, Middle East, Africa Region (EMEAR) and London offices. The airline decided to sell the property after a comprehensive study of local real estate market conditions. JAL has already made arrangements to transfer its EMEAR and London offices to a new location in London with details to be announced at a later date.

As a result of the asset sale, JAL will post special income of about 5.6 billion yen in March 2008, but this was already included in the consolidated revised financial forecast, announced on November 6, 2007.

Outline of Fixed Asset Transfer

Asset & Location	Book Value*	Sale value
Hanover Court Building London West End Mayfair district Land: 12,077sq.ft (1,122 m²) Property: Building with 7 floors and basement floor	JPY 5.5 billion	GBP 57 million (about JPY 12.0 billion**)

** Book value is only the price of land. As the building is planned to be demolished, an impairment loss of 2.5 billion yen has already been posted in the financial results for 1st half of FY2007*

*** Based on the foreign exchange rate on January 15, 2008 of GBP1 = JPY211.*

Property to be Purchased by	A special subsidiary to be established by Mitsui Fudosan (U.K.) Ltd. which is a 100% overseas subsidiary of Mitsui Fudosan.
Relationship with JAL	None

###


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Introduction of JAL Domestic First Class Service on Tokyo - Fukuoka Route





Tokyo January 24, 2008: Japan Airlines (JAL) will expand its new domestic first class service onto the Tokyo – Fukuoka route from April 1, 2008. Seat reservations can be made from February 1 2008.

The new first class service, the first-ever introduced on Japan domestic flights, will be offered to begin with on two round trip flights per day - morning and afternoon departures - between Haneda, Tokyo and Fukuoka, the largest city in Kyushu. The flight time between the two cities is between 1.5 – 2 hours.

From May 2008, JAL's new service will gradually be introduced onto more flights serving on route. The airline currently operates 18 daily round-trip flights between the cities.

At Fukuoka airport, JAL will provide dedicated first class check-in counters, and passengers will be able to enjoy priority boarding and priority baggage claim. They will also have access to the recently renovated Sakura Lounge at the airport.

JAL's domestic first class service was first introduced on the Haneda, Tokyo – Itami, Osaka route from December 1 2007 and is available on 7 round trip flights per day. The airline plans to expand the new service to all flights operating between these two airports In the first half of FY2008, the year starting April 1 2008, the new class will also be introduced on another key trunk route: Haneda – Sapporo.

First Class Seat - Passengers choosing JAL's domestic first class service can completely relax in a seat as comfortable as a sofa. Upholstered in the finest leather, the seat reclines to a maximum angle of 132°, and has a generous seat pitch (legroom) and width of 130cm and 53cm respectively. The seats are arranged on board B777-200 aircraft in a 2-2-2 configuration, and a center partition made with a wood finish has been added between each pair of seats for extra passenger privacy. The customer-friendly principles of Universal Design have been incorporated into the seat's design to ensure that it is usable by as many people as possible regardless of age or physical condition.

First Class Cuisine - On board, JAL serves first class passengers a choice of either a main meal or a light snack which are changed every 10 days to ensure that only the freshest ingredients are used. Some of the main meals and snacks are created by some of the top restaurants and shops in Japan. Evening main meals are alternately made by the French restaurant *épouvantail* and Japanese restaurant *Nadaman* in Osaka, and *L'Alliance*, *Waketoku-yama* and *Aromafresca* in Tokyo which are well-known respectively for their French, Japanese and Italian cuisine and were all awarded 1 star by Michelin in its Tokyo Guide 2008. Between the hours 9am and 5pm passengers can choose between a *bento* box light meal, or delicious desserts made by *Maison de Petit Four*, *Suzukake*, or *Sun Fruits*.

First Class Service - In addition to the complimentary blankets, headphones and soft drinks already provided in economy class and in JAL's award-winning domestic business class, *Class J,* domestic first class passengers will be given a cushion and slippers for extra comfort and can enjoy a selection of complimentary alcoholic beverages including beer, wine, and shochu. The drinks menu will also feature a monthly recommendation of a champagne, wine or sake.

Passengers who have purchased a domestic fare ticket can upgrade from economy class to first class by paying just 8,000 yen for each sector of their journey, subject to seat availability. Ticket rules and conditions apply. Passengers traveling internationally in JAL First Class will be seated at no additional cost in the new domestic first class cabin on applicable domestic routes.



Quick Reference JAL Domestic Seat Comparison Chart

	New First Class	Class J	Economy
Seat Surcharge	JPY5,000	JPY1,000	n/a
Seat Pitch	130 cm	95 cm	79 cm
Seat Width	53 cm	47 cm	44 cm
Armrest width	33 cm	18 cm	6 cm
Max. Angle of Recline	132°	121°	-
Complimentary Drinks	Alcohol and soft drinks	Soft drinks	Soft drinks
Meal Service	Yes	No	No
Other amenities	Blanket, headphones cushion, slippers.	Blankets, headphones	Blankets, headphones
Priority Boarding	Yes	No	No
Lounge Access	Yes	No	No
Luggage Allowance*	40kg	15kg	15kg
JMB Mileage Accrual	+ 50% of the sector miles	+ 10% of the sector miles	n/a

* *International luggage allowances apply to passengers with same day connections from international to domestic flights and vice verse.*

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For customer & general enquiries, please contact your local JAL office: www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

JAL Group Route, Flight Frequency & Fleet Plan FY2008

Tokyo February 1, 2008: Today, the JAL Group announced its route, flight frequency and fleet plan for fiscal year 2008, the year beginning April 1, 2008 through to March 31, 2009 (subject to government approval).

JAL will continue restructuring its international and domestic passenger and cargo operations in preparation for the business opportunity that will arise in 2010 from the expansion and internationalization of Tokyo's Haneda Airport, and an increase of airport slot capacity at Narita Airport.

Through aircraft downsizing and fleet renewal, shifting to high growth high profit routes, and the introduction of high quality products and services, JAL aims to strengthen it competitiveness, build a stable business foundation and ready itself for the airport slot expansion in the metropolitan Tokyo area.

1. International Operations

In preparation for the expansion of landing slots in the Tokyo metropolitan area in 2010, JAL will actively strengthen Narita Airport's function as a global hub and increase international flights to and from Haneda Airport. At the same time, the airline will speed up both the renewal of its fleet as well as implementation of its premium customer-oriented strategy.

Strengthening Narita's Function as a Global Hub

JAL will adjust its operations at Narita Airport in preparation for the slot expansion in 2010. The airline will fine-tune the network it offers out of the airport to find the best mix of routes to satisfy business and tourism demand from Japan and overseas.

The airline will also adjust flight schedules and frequency to strengthen Narita's role an international hub so that it can act effectively as a bridge between the dynamic economic zone of Asia and Europe and the US.

From April 1, for increased flight connection convenience, JAL flight numbers will be placed on all flights operated by Japan Asia Airways to Taiwan: Taipei and Kaohsiung.

Increase International Flights to/from Haneda

JAL will increase the number of flights out of Haneda Airport to meet passenger demand in the Tokyo metropolitan area. In addition to the international routes JAL currently operates out of Haneda to Seoul (Gimpo) and Shanghai (Hongqiao), the airline is planning to operate flights between Haneda – Beijing (Nanyuan) during the 2008 Beijing Olympic Games. JAL also intends to increase the number of charter flights operated out of Haneda to more than the approximately 280 it operated in FY2007.

Speed up Premium Customer Oriented Strategy

To increase competitiveness, JAL will speed up implementation of its premium customer-oriented strategy by introducing new seats in JAL First Class and JAL Executive Class (the airline's branded business class), and by introducing the JAL Shell Flat Seat and JAL Premium Economy Service onto more routes.

a. Flight Frequency Increase

JAL will increase international flights on routes to and from Tokyo (Narita), strengthening Narita's function as a global hub airport. The airline will also increase international flights to and from Osaka (Kansai) to strengthen its network serving the Kansai region.

Route	Frequency Increase	Date effective
Tokyo (Narita) - New York	Increase from 13 to 14 flights per week *(Twice daily service from Narita)*	March 30, 2008 -
Tokyo (Narita) - Paris	Increase from 7 to 11 flights per week *(Additional flights on Tues/ Thu/ Sat/ Sun)*	July 1, – October 25, 2008


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Tokyo (Narita) - Busan	Increase from 7 to 14 flights per week *(Twice daily service)*	April 1, 2008 -
Tokyo (Narita) - Hangzhou	Increase from 5 to 7 flights per week *(Daily service)*	March 30, 2008 -
Tokyo (Narita) - Moscow	Increase from 2 to 3 flights per week *(Flights operated on Mon/ Thu/ Sat)*	March 30, 2008 -
Osaka (Kansai) - Qingdao	Increase from 3 to 4 flights per week *(Flights operated on Tue/ Thu/ Sat/ Sun)*	March 30, 2008 -
Tokyo (Haneda) - Beijing (Nanyuan)	Flight operation being planned for Beijing Olympics. Once decided details to be announced at a later date.	

b. Flight Frequency Reduction

JAL will not operate additional scheduled flights during the summer months on the Tokyo (Narita) – Honolulu or Tokyo (Narita) – Vancouver routes, as it has done in the past.

c. Aircraft Change

JAL will improve its product competitiveness by introducing fuel-efficient, state-of-the-art 777-300ER on US routes, and expanding the use of 737-800 on China and Korea routes.

Route	Current aircraft	Aircraft after change	Date effective
Tokyo (Narita) – New York (JL005/006 only)	747-400	777-300ER	August 1, 2008 -
Tokyo (Narita) – San Francisco	747-400	777-300ER	September 1, 2008 -
Tokyo (Narita) - Guangzhou (JL660/669 only)	767-300	737-800	October 1, 2008 -
Tokyo (Narita) - Kaohsiung	747-400	767-300	October 1, 2008 -
Osaka (Kansai) - Guangzhou	767-300	737-800	March 30, 2008 -
Nagoya (Chubu) - Busan	767-300	737-800	June 1, 2008 -

d. Introduction of New First & Business Class Seats. Premium Economy Service & JAL Shell Flat Seat Introduced on More Routes

Introduction of New First Class and Business Class Seats

Route	Date effective	Remarks
Tokyo (Narita) – New York	August 2008 -	Details to be announced separately
Tokyo (Narita) – San Francisco	September 2008 -	


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JAL Shell Flat Seat Route Expansion

Route	Date effective	Remarks
Tokyo (Narita) – Bangkok	March 30, 2008 -	To be introduced on JL703/704. (Already introduced on JL717/718).

Premium Economy Service Route Expansion

Route	Date effective	Remarks
Tokyo (Narita) – Paris	April 2008 -	Ticket sales to commence mid February 2008
Tokyo (Narita) – New York	August 2008 -	Start of sales to be announced separately
Tokyo (Narita) – San Francisco	September 2008 -	

2. Domestic Operations

In FY2008, JAL will introduce two cutting-edge Embraer 170 regional jets (E170), and will increase the number of 737-800 aircraft, as part of its policy of fleet renewal and downsizing. In line with its premium passenger oriented strategy, JAL will expand its new domestic first class service on Japan domestic routes to increase the airline's product competitiveness

JAL will continue building on the improvements it made to its domestic flight schedule which resulted in a significant improvement in the airline's on time performance (OTP) rate in FY2007.

a. First time cutting-edge E170 introduced to Japan

JAL will introduce for the first time to Japan Embraer 170 regional jets (E170). The jets, featuring outstanding interior comfort and state-of-the-art equipment, will start operations from February 2009 on mainly routes from Nagoya (Komaki). Introduction of the Embraer 170 will enable the JAL Group to promote optimal aircraft size depending on the scale of demand on each domestic route, and develop business operations more efficiently. The new small aircraft will help JAL improve its regional network and meet the business chances in and after FY2010 resulting from increased slots due to the expansion of Tokyo's Haneda airport.

b. New routes for Mt Fuji Shizuoka Airport

JAL plans to operate flights to Fukuoka and Sapporo from Mt Fuji Shizuoka Airport when the new airport opens for business. The new Mt. Fuji Shizuoka Airport is scheduled to open for business in March 2009. JAL plans to offer a daily service to Fukuoka in Kyushu, and a thrice daily service to Sapporo in Hokkaido from the new airport. The airline is currently assessing the potential passenger demand on these new routes using Mt Fuji Shizuoka Airport to determine the type of aircraft to operate, and the possibility of launching additional flights or routes.


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c. **Route Improvements from Osaka (Kansai)**

JAL will inaugurate a daily service between Osaka (Kansai) and Sendai. Flight frequency will be increased between Kansai airport and Okinawa (Naha) to meet tourist demand. Schedules will be adjusted to improve access to the Kansai region and to facilitate smoother domestic connections for international flights heading for Shanghai, Southeast Asia and other overseas destination.

New Domestic Routes

Route	Frequency	Date effective
Osaka (Kansai) - Sendai	1 flight per day	April 1, 2008
Shizuoka - Sapporo	1 flight per day	March 2009
Shizuoka - Fukuoka	3 flights per day	March 2009

Domestic Flight Frequency Increase

Route	Frequency Increase	Date effective
Tokyo (Haneda) - Miyazaki	Increase from 4 to 5 flights per day	April 1 - May 31, 2008
Osaka (Kansai) - Okinawa	Increase from 4 to 6 flights per day	July 1 - September 30, 2008
	Increase from 4 to 5 flights per day	October 2008 -

Domestic Flight Frequency Reduction

Route	Frequency Decrease	Date effective
Osaka (Itami) - Fukushima	Decrease from 2 to 1 flight per day	April 1, 2008 -

Route Suspension

Route	Flight Suspension	Date effective
Sapporo - Okinawa	1 to 0 flights per day	April 1, 2008 (except for Apr - May & Oct 19 – Nov 2008)
Kushiro - Asahikawa	1 to 0 flights per day	April 1, 2008

d. **Domestic First Class Service Route Expansion**

First introduced to Japan on December 1, 2007 on the Tokyo – Osaka (Itami) route, JAL's domestic first class will also be introduced on the Tokyo (Haneda) – Fukuoka and Tokyo (Haneda) – Sapporo routes in the first half of FY2008. The service will be introduced on the Fukuoka route from April 2008, and from June 2008 on the Sapporo route, in advance of the G8 Summit to be held in Toyoko, Hokkaido in July 2008. In July, the domestic first class service will be expanded onto all 15 roundtrip flights between Tokyo (Haneda) and Osaka (Itami).



3. Cargo Operations

In FY2008, JAL will complete the retirement of all its classic-type 747-200 freighters (747F). These are being replaced by 747 freighter conversions (747BCF), which together with the airline's 747-400 freighters (744F), will increasingly be used on direct routings. JAL's medium-size 767-300 freighters (767F) will enable the airline to flexibly respond to meet strong demand in China and Southeast Asia.

Main FY2008 Cargo Operation Changes

Route	Aircraft	Change from March 30, 2008	Remarks
Tokyo (Narita) – Nagoya (Chubu) –Tianjin – Osaka (Kansai)	767-300F	2 flights per week service suspended	Flights changed to 2 stop routing with stopovers en route in Dalian & Tianjin
Tokyo (Narita) – Dalian	767-300F	1 flight per week service suspended	
Osaka (Kansai) – Dalian	767-300F	Decrease from 2 to 1 flight per week	
Tokyo (Narita) – Tianjin – Dalian – Tokyo (Narita)	767-300F	New routing – 1 flight per week	
Tokyo (Narita) – Tianjin – Dalian – Osaka (Kansai)	767-300F	New routing – 1 flight per week	
Tokyo (Narita) – Qingdao	767-300F	Increase from 1 to 2 flights per week	Routing change for Qingdao flights. No change in frequency.
Osaka (Kansai)- Qingdao - Tokyo (Narita)	767-300F	Decrease from 2 to 1 flight per week	
Tokyo (Narita) – Guangzhou	747F	Aircraft to 767F	1 flight per week service
Osaka (Kansai) – Taipei	767-300F	New route – 2 flights per week	
Tokyo (Narita) – Osaka (Kansai)-Taipei-Tokyo (Narita)	747-400F	1 flight per week service suspended	Route change due to operation of 767F on (Osaka) Kansai – Taipei route
Tokyo (Narita) – Taipei	747-400F	Increase from 4 to 5 flights per week	

4. FY2008 Aircraft Retirement & Renewal Plan (International/ Domestic Passenger & Cargo)

JAL plans to continue retiring older aircraft, replacing them with state-of-the-art, more fuel efficient, small and medium size aircraft to reduce costs and increase competitiveness.

By the end of FY2008 the JAL Group fleet used for international/ domestic passenger and cargo business will total 273 aircraft, one more than at the end of FY2007.

Retirements	10 x 747 Classic type *(7 x passenger/ 3 x freighter)*	2 x 767-300	6 x MD81	**TOTAL: 18**
Introductions	3 x 777-300ER	5 x 767-300ER	9 x 737-800	2 x E170
				TOTAL: 19


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JAL GROUP NEWS



JAL Corporation and Consolidated Subsidiaries FY2007 Third Quarter Results

Tokyo February 8, 2008: JAL Group today announced consolidated results for the third quarter (October-December 2007 inclusive) and the first three quarters (April – December inclusive) of FY2007, the financial year ending March 31, 2008.

For the first three quarters of FY2007, total operating revenue in the air transport segment - JAL Group's core business - improved significantly on the same period last year, up by 28.7 billion yen to 1,392.5 billion yen.

Operating costs for the segment went down by 65.5 billion to 1,321.2 billion yen compared to the previous year.

As a result, the JAL Group posted an operating income in the air transport segment of 71.2 billion in the first three quarters of FY2007, up 94.3 billion on last year.

1) JAL Group Consolidated FY07 Results for the Period April - December 2007

Units: Japanese yen – billions

Period: April -December 2007	FY07 Year ended Mar 31, 2008	FY06 Year ended Mar 31, 2007	Difference	Same period % comparison on previous year
Operating revenue	**1,701.1**	**1,734.1**	**-32.9**	**98.1%**
1. International Passenger	572.9	549.2	23.6	104.3%
2. Domestic passenger	520.1	514.8	5.2	101.0%
3. International cargo	143.6	145.5	-1.9	98.7%
4. Other	464.4	524.4	-59.9	88.6%
Operating expenses	**1,618.6**	**1,740.0**	**-121.3**	**93.0%**
Operating income (loss)	**82.5**	**-5.8**	**88.4**	-
Ordinary income (loss)	**79.2**	**-7.7**	**86.9**	-
3rd Quarter Net income (loss)	**20.4**	**-9.3**	**29.8**	-

**All figures rounded down to the nearest tenth of a billion yen.*

Operating Revenue

Over the nine month period, supply on international and domestic passenger routes measured in available seat kilometers (ASK) decreased respectively by 4.9% and 3.1%, as a result of network restructuring by shifting to high profit routes, suspending low profit routes and fleet downsizing, as outlined in the JAL Group Medium-term Corporate Revival Plan FY2007-2010.

Mainly as a consequence of this, demand measured in revenue passenger kilometers (RPK) fell on international passenger routes by 3.7% and on domestic routes by 4.4%. However, due to an increase in unit price, operating revenue for the core air transport business segment which includes cargo, increased by 2.1% when compared to the same period last year, up by 28.7 billion yen to a total of 1,392.5 billion yen.

Consolidated operating revenue declined by 32.9 billion yen or 1.9% from the same period last year to 1,701.1 billion yen. One main factor was a 58 billion yen decrease in non-air transport business revenue resulting from the exclusion of JALUX from the consolidated statement, after the trading company changed from a consolidated subsidiary to an equity method affiliate.


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Operating Expenses

As a result of steady implementation of business structure and cost reforms outlined in the Medium-term Corporate Revival Plan, such as a review of all routes, fleet downsizing by introducing more fuel efficient medium and small size aircraft, and personnel cost reductions, the JAL Group's operating expenses decreased by 7.0% or 121.3 billion yen to 1,618.6 billion yen during the first three quarters of FY2007, when compared to last year.

Operating, Ordinary & Net Income

For the first three quarters of FY2007, the JAL Group recorded an operating income of 82.5 billion yen up 88.4 billion yen on last year, and an ordinary income of 79.2 billion yen up 86.9 billion yen on last year. The Group posted a net income of 20.4 billion yen up 29.8 billion yen when compared to the same 9 month period the previous year.

2) Business Segment Outline (April - December 2007)

a) Operating Revenue

International Passenger

Demand: Tourism demand was weak on Europe routes and Hawaii routes due to a weakening of the yen. Reduced seat supply, a part of JAL's route restructuring, led to a decrease in revenue passenger kilometers (RPK) and passenger numbers on US mainland and Oceania routes. While demand over the nine month period on China, Korea and Southeast Asia routes all increased on the previous year.

Demand measured in revenue passenger kilometers (RPK) was 96.3% from the same period last year. The revenue seat load factor rose 0.9 points to 71.9%. In total 10,061,760 international passengers were carried by JAL Group Airlines, almost identical to the number carried in the same period the year before.

Supply: In addition to fleet downsizing, JAL has actively reduced flight frequency and suspended flights on low profit routes. On the other hand, the airline has increased scheduled flights on high profit routes to such high growth markets as China, India and Vietnam, whilst increasing international charter flights to meet demand primarily from the 'baby boomer' generation. Supply measured in available seat kilometers decreased by 4.9% from the same period last year.

Unit price: In addition to an increase in business passenger demand and the shifting of resources to high profit routes, air fares were revised and the fuel surcharge was increased resulting in an increase in unit price of 8.3% compared to the same period last year.

Revenue: Given the above, revenue increased by 4.3% from the same period last year up 23.6 billion yen to 572.9 billion yen.

Domestic Passenger

Demand: During the nine-month period, JAL implemented a number of measures that increased customer convenience and value through, for example, the launch of Japan's first ever domestic first class cabin, the introduction of discount fares and the launch of seasonal promotional campaigns. Route restructuring and fleet downsizing which came into effect during FY2007, and a boost in demand from a one-off special fare made available in October 2006 to commemorate the final stage of JAL Group integration, meant that revenue passenger kilometers (RPK) were 4.4% down on the previous year. The number of domestic passengers carried during the period by JAL Group airlines decreased by 4.6% to 31,915,821.

Supply: Supply measured in available seat kilometer (ASK) was 3.1% down on the same period last year, a result of fleet downsizing and a review of routes, including flight frequency adjustments, to more effectively meet



demand.

Unit price: Due to changes in passenger composition and an increase in air fares, unit price increased by 5.6% when compared to the same period last year.

Revenue: Given the above, revenue increased by 1.0% from the same period last year by 5.2 billion yen to 520.1 billion yen.

International Cargo

Demand: Demand from Japan to North America declined over the period when compared to the same period last year mainly due to a reduction in belly space resulting from a decrease in the number of passenger flights operated. Demand from Japan to Europe increased as a result of better utilization of passenger aircraft belly space. Also, demand to China and Southeast Asia was strong and increased on the previous year, due mainly to increased supply from the introduction of 767 freighters.

Demand from China to Japan increased from last year, but decreased from Europe, Southeast Asia and the US, due to for example, a reduction in available belly space the result of route restructuring and fleet downsizing. Revenue cargo ton kilometers (RCTK) were 2.2% down when compared to the same period last year.

Unit price: Increased 0.9% from the same period last year.

Revenue: Revenue decreased by 1.3% from the same period last year by 1.9 billion yen to 143.6 billion yen.

b) Operating Expenses & Foreign Exchange

Fuel costs

The price of Singapore kerosene from April to December 2007 averaged US$88.1 per barrel, an increase on last year's average of US$81.9 per barrel. From the end of October onwards the average price of fuel was extremely high, regularly exceeding the US$100.00 per barrel mark. Despite this, through fleet renewal and downsizing, route restructuring and a range of fuel consumption reduction measures, JAL managed to reduce fuel costs over the period by 13.3 billion yen to 307.0 billion yen when compared to the same period last year.

Personnel costs

As a result of steadily implementing the various measures of the Medium-term Corporate Revival Plan, in the air transport segment personnel costs decreased over the 9-month period by 14.9 billion yen from the same period last year. To achieve JAL Group's target of reducing total personnel costs annually by 50 billion yen compared to FY2006, in FY2007 in Japan the company has already made large reductions to the summer and winter bonuses of staff, has offered special early retirement programs to cabin attendant and managerial level ground staff, and plans to revise retirement benefit related systems and reduce retirement benefit costs. Worldwide the Group has been increasing productivity by, for example, expanded introduction of Toyota Production System methods.

Foreign Exchange

The average yen-to-dollar exchange rate for the 9-month period was ¥117.6 to US$1.00 compared to the average rate of ¥116.3 to US$1.00 for the same period last year. A weak yen, strong Euro and strong Asian currencies combined to boost operating income by 600 million yen. As a result of hedging and other measures, the company posted a foreign exchange gain of 12.1 billion yen in non-operating income.

Miscellaneous

Steady reduction of sales commission rates in Japan, review of external contracts and so on.


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3) JAL Group Consolidated FY2007 Third Quarter Result

Units: Japanese yen – billions

Period: October-December 2007	3rd Quarter FY07 Year ended Mar 31, 2008	3rd Quarter FY06 Year ended Mar 31, 2007	Difference	Same period % comparison on previous year
Operating revenue	**558.2**	**584.1**	**-25.8**	**95.6%**
1. International Passenger	188.7	178.5	10.2	105.7%
2. Domestic passenger	167.3	169.0	-1.6	99.0%
3. International cargo	52.1	53.1	-0.9	98.2%
4. Other	149.9	183.4	-33.4	81.8%
Operating expenses	**532.3**	**598.1**	**-65.8**	**89.0%**
Operating income (loss)	**25.9**	**-14.0**	**39.9**	-
Ordinary income (loss)	**20.5**	**-13.0**	**33.5**	-
3rd Quarter Net income (loss)	**13.1**	**-10.8**	**24.0**	-

**All figures rounded down to the nearest tenth of a billion yen*

4) Consolidated Financial Forecast for the Year Ending March 31, 2008

No change to the consolidated forecast announced on November 6, 2007.

Units: Japanese yen – billions

Units: billion yen	FY2007 Revised Forecast Announced Nov 6, 2007	FY2006 Result Year ended Mar 31, 2007
Operating revenue	2,238.0	2,301.9
International passenger	744.5	724.8
Domestic passenger	689.0	675.6
International cargo	188.5	190.5
Other	616.0	710.8
Operating expenses	2,190.0	2,278.9
Operating income	48.0	22.9
Ordinary income	44.0	20.5
Net income	7.0	- 16.2

**All figures rounded down to the nearest tenth of a billion yen*


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



5) JAL Group – Consolidated Traffic Statistics Apr 1 – Dec 31, 2007 vs. Apr 1 – Dec 31, 2006

	Apr 1 – Dec 31, 2007 FY07 – year ending Mar 31, 2008	Apr 1 – Dec 31, 2006 FY06 – year ended Mar 31, 2007	Same period % comparison or point change on previous year
INTERNATIONAL			
Passenger number	10,061,760	10,065,258	100.0%
Revenue passenger kms (000)	45,697,349	47,467,200	96.3%
Available seat kms (000)	63,600,428	66,878,577	95.1%
Revenue seat load factor	71.9%	71.0%	+0.9 points
Revenue cargo ton kms (000)	3,374,920	3,499,308	97.8%
Mail ton kilometers (000)	144,113	124,399	115.8%
Revenue ton kms (000)	7,753,143	7,973,086	97.2%
Available ton kms (000)	11,450,204	11,971,034	95.6%
Revenue weight load factor	67.7%	66.6%	+1.1 points
DOMESTIC			
Passenger number	31,915,821	33,471,407	95.4%
Revenue passenger kms (000)	24,106,789	25,206,812	95.6%
Available seat kms (000)	37,954,571	39,177,712	96.9%
Revenue seat load factor	63.5%	64.3%	-0.8 points
Revenue cargo ton kms (000)	307,135	306,989	100.0%
Mail ton kilometers (000)	66,531	67,608	98.4%
Revenue ton kms (000)	2,180,237	2,295,460	95.0%
Available ton kms (000)	4,452,543	4,587,551	97.1%
Revenue weight l/factor	49.0%	50.0%	+1.0 points
TOTAL			
Passenger number	41,977,581	43,536,665	96.4%
Revenue passenger kms (000)	69,804,138	72,674,012	96.1%
Available seat kms (000)	101,554,999	106,056,289	95.8%
Revenue seat load factor	68.7%	68.5%	+ 0.2 points
Revenue cargo ton kms (000)	3,682,055	3,756,297	98.0%
Mail ton kilometers (000)	210,644	192,007	109.7%
Revenue ton kms (000)	9,933,380	10,268,546	96.7%
Available ton kms (000)	15,902,747	16,558,585	96.0%
Revenue weight load factor	62.5%	62.0%	+0.5 points

– International results include data from JAL International, Japan Asia Airways and JALways.

– Domestic results include data from JAL International, Japan Transocean Air, JAL Express, Japan Air Commuter, Hokkaido Air System, J-Air & Ryukyu Air Commuter.

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For customer & general enquiries, please contact your local JAL office: www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



JAL Sells Maintenance Center Buildings to the Industrial & Infrastructure Fund Investment Corporation

Tokyo, February 14, 2008: Japan Airlines International, a subsidiary of JAL Corporation, decided to sell the fixed assets of its Haneda Airport Maintenance Centers 1 & 2 to the Industrial & Infrastructure Fund Investment Corporation. Haneda Airport Maintenance Centers 1 & 2 are hangars used by JAL primarily for aircraft heavy and line maintenance.

The JAL Group is making concerted efforts to achieve the medium term corporate revival plan FY2007-2010. The company is concentrating its resources on core air transport business activities and making cost reductions in order to strengthen profitability. JAL has decided to sell these maintenance facilities at Haneda Airport to reduce the risk from owning real estate and to reduce costs.

A decision by JAL to transfer these properties to the Industrial & Infrastructure Fund Investment Corporation was made today February 14, 2008 and the transfer of the property is expected on February 29, 2008.

JAL will continue operations at the center after concluding a rental agreement with the Industrial & Infrastructure Fund Investment Corporation.

The sale of this fixed asset will only have a minor effect on the JAL Group's consolidated statement for FY2008, the year ending March 31, 2009. The financial forecast for FY2007, announced on November 6, 2007 will remain unchanged.

Outline of Fixed Asset Transfer

Asset & Location	Sale value
Haneda Airport Maintenance Centers 1 & 2 3-chome 1, Haneda Airport, Ota-ku, Tokyo Land: 81,995.81m^2 Property: Hangars, offices and machine rooms.	JPY 42.21 billion yen (tax included)

** The land is government property. Permission has been obtained from the Tokyo Civil Aviation Bureau Director to use the land as hangar space.*

Property to be Purchased by	Industrial & Infrastructure Fund Investment Corporation
Location	20F Tokyo Building, 2-chome 7-3, Marunouchi, Chiyoda-ku, Tokyo
Executive Director	Yasuyuki Kuratsu
Total Equity	36.529 billion yen (as of today)
Main Investors	Mitsubishi Corporation, (as of end of Dec 2, 2007)
	Investment trust of mainly assets and investment operations of specific assets.
Relationship to JAL	None


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

JAL Premium Economy on Paris – Tokyo Route from April 2, 2008


JAL
Premium
Economy

Tokyo February 14, 2008: Japan Airlines (JAL) will introduce the JAL Premium Economy cabin on the Paris – Tokyo (Narita) route from April 2, 2008. JAL Premium Economy will be available on the route on flights JL405/406 on alternate days to start with, followed by a daily service from April 17, 2008. Tickets for the new cabin on this route go on sale tomorrow, February 15, 2008.

When JAL increases flight frequency on the Paris – Tokyo route from July 1 to October 25, JAL Premium Economy will also be introduced on the four times a week JL415/416 service.

Offering the ultimate in in-flight comfort, JAL Premium Economy was first introduced on the airline's daily flight between London and Tokyo from December 1, 2007. The service is now also available on alternate days on the its daily flight between Frankfurt and Tokyo, but from March 1, 2008 will be available daily.

During 2008, JAL also plans to introduce the new service on the New York – Tokyo route from August 2008, the San Francisco – Tokyo route from September 2008 and at a later stage on other Europe routes. Full details have yet to be announced.



Located in its own exclusive cabin area, JAL Premium Economy features the new JAL Sky Shell Seat, the world's first shell-shaped seat in premium economy class. With 20% more legroom than available in economy class, the JAL Sky Shell Seat's clever shell-shaped sliding seat-back design ensures that passengers' private space is maintained throughout the flight, undisturbed even when the seat in front is reclined. For added comfort, this ergonomically designed seat comes fitted with a footrest and headrest.

Every seat comes with its own power outlet suitable for personal computers, and a seat tray that can easily accommodate a fully opened A-4 sized laptop. Passengers can enjoy the latest movies, music and games on their own personal 9-inch TV screen, using JAL's state-of-the-art audio-visual-on-demand (AVOD) in-flight entertainment system.

In addition to the great selection of food and drinks normally available on JAL's economy class menu, passengers in JAL Premium Economy are also served other refreshments and snacks such as champagne, instant noodles and ice cream during their journey. Amenities provided in JAL Premium Economy are the same as those supplied in business class.



Seats are arranged in a 2-4-2 configuration on B777 aircraft. A total of 44 seats are available on routes JAL operates B777-300ER which includes the Tokyo to Frankfurt, London, and Paris routes.

JAL Premium Economy passengers are able to use dedicated check-in counters at Narita airport, and JAL Executive Class counters at overseas airports. They are also able to relax prior to the departure of their flight departure in the comfort of the JAL Sakura Lounge.

For more details, please visit: www.jal.co.jp/en/inflight/inter/premium_y/

###


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



JAL Increases International Fare Fuel Surcharge from April 1, 2008

Tokyo February 20, 2008: Today the JAL Group requested approval from the Japanese Ministry of Land, Infrastructure, Transport & Tourism (MLIT), to revise the fuel surcharge placed on all international passenger tickets issued for the 3 month period starting April 1, 2008.

JAL has decided to increase the fuel surcharge for tickets issued between April 1 and June 30 2008, as the price of Singapore kerosene-type jet fuel has averaged US$109.06 per barrel over the 3 month period November, 2007 – January, 2008.

Based on a revised fuel surcharge benchmark list for FY2008, the new surcharges per person per sector flown on tickets purchased in Japan, range from 2,500 yen on a Japan - Korea ticket (up from 2400 yen) to 24,000 yen on a Japan- Brazil ticket (up from 21,000). The surcharge on a Japan-Europe ticket or a Japan- North America ticket will be 20,000 yen, up from 17,000 yen. Fuel surcharges on sectors that do not contain Japan have been reduced by as much as 500 yen. See chart below.

JAL originally introduced the fuel surcharge on international tickets in February 2005 in response to unprecedented rises in the cost of fuel. The surcharge will be progressively reduced as the price of fuel decreases, and will be cancelled completely when the price of Singapore kerosene stays below the benchmark of US$50.00 per barrel.

The fuel surcharge charged for tickets issued from July to September 2008 will be reviewed based on the average price of fuel for February through to April, 2008.

The company will continue conducting a wide range of countermeasures to limit the full impact of the price increase including fuel hedging, fuel consumption reductions, and the introduction of more fuel-efficient small and medium-sized aircraft to its fleet.

Despite these measures, the company is still reluctantly obliged to ask its international passengers to bear part of the burden caused by the unprecedented increase in the price of fuel over the past few years. The average price of Singapore kerosene fuel has increased by nearly US$40 per barrel during calendar year 2007.

Fuel Surcharge Revision (April 1 – June 30, 2008)*

Route	Current (As of Jan 1, 2008)		Revised (From Apr 1,2008)	
(Per person per sector flown)	**For sales in Japan**	**For sales outside Japan**	**For sales in Japan**	**For sales outside Japan**
Japan-Korea	¥2,400	US$20.00	¥2,500	US$23.00
Japan-China	¥5,900	US$49.00	¥6,500	US$59.00
Japan- Guam, Hong Kong, Philippines, Taiwan, Vietnam	¥7,500	US$62.00	¥8,000	US$72.00
Japan- Hawaii , India, Indonesia, Malaysia, Singapore, Thailand,	¥12,500	US$104.00	¥14,000	US$126.00
Japan- Canada, Europe, Mexico, Middle East, Oceania, USA (excluding Hawaii)	¥17,000	US$141.00	¥20,000	US$180.00
Japan-Brazil	¥21,000	US$174.00	¥24,000	US$216.00
Vancouver – Mexico City	¥2,500	US$21.00	¥2,000	US$18.00
New York—San Paulo	¥6,500	US$54.00	¥6,000	US$54.00
Amsterdam—Madrid	¥3,300	US$27.00	¥3,000	US$27.00
Within Europe, Oceania (excludes those specified above/ includes some domestic sectors)	¥2,000	US$17.00	¥1,500	US$14.00


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/


JAL GR

Within Asia, Hawaii, North America, (excludes those specified above/ includes some domestic sectors)	¥500	US$4.00	¥400	US$4.00

**Fuel surcharges may differ depending on the country in which the ticket is sold. Full details at www.jal.co.jp/en/other/info2006_0714.html*

-Fuel surcharge levels are set based on the flight distance for each sector.

-Applicable to all international passenger tickets issued on or after April 1, to June 30, 2008.

- The surcharge applies to flights operated by Japan Airlines and its international subsidiary JALways including JAL code-share flights operated by other airlines.

- The same amounts apply to adult/child/infant fares. The surcharges also apply to frequent flyer program international award tickets issued to members of the JAL Mileage Bank.

-In the case of refunds, the fuel surcharge will be refunded in full and no cancellation or refund charge will be applied.

-The planned increase and extension of the fuel surcharge is subject to government approval.

Revised Fuel Surcharge Benchmark List for FY2008 (the year ending Mar 31, 2009)

For the convenience of customers and travel agents, the following chart provides details of the revised fuel price benchmarks (US$/bbl) JAL uses to determine the amount of fuel surcharge (JPY¥) placed on tickets per person per sector flown. For full details please refer to *http://www.jal.co.jp/en/other/info2006_0714_3.html*

Benchmark List	A	B	C	D	E	F	G	H
Fuel Price *(US$/bbl)* Singapore Kerosene Hedge	*From US$50 – under US$60*	*From US$60 – under US$70*	*From US$70 – under US$80*	*From US$80 – under US$90*	*From US$90 – under US$100*	*From US$100 – under US$110*	*From US$110 – under US$120*	*From US$120 – under US$130*
Japan—Korea	¥400	¥700	¥1,000	¥1,500	¥2,000	¥2,500	¥3,000	¥3,500
Japan—China	¥1,000	¥2,000	¥3,000	¥4,000	¥5.500	¥6,500	¥7,500	¥8,500
Japan - Guam, Hong Kong, Philippines, Taiwan, Vietnam	¥1,500	¥2,500	¥4,000	¥5,000	¥6,500	¥8,000	¥9,000	¥10,500
Japan—Hawaii, India, Indonesia, Malaysia, Singapore, Thailand	¥2,000	¥3,500	¥6,000	¥8,500	¥11,000	¥14,000	¥17,000	¥20,000
Japan – Canada, Europe, Mexico, Middle East, Oceania, USA (ex Hawaii)	¥3,000	¥6,000	¥9,000	¥12,000	¥16,000	¥20,000	¥24,000	¥28,000
Japan—Brazil	¥6,000	¥9,000	¥13,000	¥16,000	¥20,000	¥24,000	¥28,000	¥32,000


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For customer & general enquiries, please contact your local JAL office: www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

JAL Group Announces FY2008-2010 Medium Term Revival Plan

- FY2010 Operating Income Target Increased -

Tokyo February 29, 2008: The JAL Group today announced its Medium Term Revival Plan for FY2008-2010, the three fiscal years from April 1, 2008 to March 31, 2011. Building on corporate restructuring carried out over the past years, the JAL Group will continue focusing its energy and resources on the creation of a business foundation capable of stable growth and profit generation in any environment. The Group will gear itself up to take full advantage of the huge business opportunity presented by airport expansion in the Tokyo metropolitan area in 2010, which includes increases in slots at Haneda and Narita airports, and the internationalization of Haneda Airport.

The FY2008-2010 JAL Group Medium Term Plan continues and expands on the implementation of core elements outlined in previous corporate plans, whilst taking into consideration recent changes in the business environment such as the unabated rise in fuel prices; concerns of a fall in global demand resulting from the knock-effects of the sub-prime loan crisis; and fierce competition expected in the air transportation business both in Japan and abroad.

The airline group will continue fleet downsizing and renewal by replacing older aircraft with new mostly medium and small-size aircraft to increase competitiveness and reduce costs. To build a more profit-focused network, it will carry out further route restructuring by shifting to high profit, high growth routes and continue increasing the number of flights operated by low overheads airlines subsidiaries: JALways, JAL Express (JEX) and J-AIR. 'Premium strategies' aimed at wooing business and top-tier travelers through product and service enhancement and development will be expanded. Another key feature of the plan will be expanded group-wide cost reform, including increasing by 10% the productivity of the workforce a year ahead of schedule.

Following this pathway has already yielded positive results, as indicated by JAL Group's upward revision of its forecast operating income for FY2007, the year ending March 31, 2008. The Group originally forecast a 35 billion yen income for FY2007, but this was increased to 48 billion yen when the results for the first half of the year were announced on November 6, 2007.

As a result of early successes in restructuring its business, the JAL Group in the FY2008-2010 revival plan has increased its operating income target for FY2010 to 96 billion yen up from the 88 billion yen target set in last year's plan.

Furthermore, it was decided today at a JAL Corporation board meeting to issue to 14 companies approximately 150 billion yen of shares of preferred stock by means of a third-party allocation. The capital generated will be used to bolster the JAL Group's business restructuring activities outlined in the Medium Term Revival Plan, helping to speed up, for example, fleet renewal and product and service quality enhancements.

The FY2008-2010 Medium Term Revival Plan focuses on the following 6 points:

1. Maintain flight safety

Following on from FY2007, the entire Group will continue nurturing a safety culture and strengthening its safety management systems to ensure that the highest levels of flight safety, the foundation and social responsibility of the JAL Group, are maintained at all times.

2. Improve Business Profitability

The JAL Group aims to increase profitability in all air transport business segments through fleet renewal and downsizing, matching supply better to demand whilst decreasing costs; concentrating resources on high growth high profit routes; increasing the operations of low overhead Group subsidiary airlines JALways, JAL Express and J-AIR; and employing 'premium strategies' targeted at business and top-tier travelers.

a) Fleet Strategy: Over the period of the plan, JAL will retire 46 aircraft from its fleet such as classic-type 747 and MD-81 aircraft, at the same time as introducing 65 more fuel-efficient, mainly small and medium-size aircraft to its fleet including the state-of-the-art Boeing 787 Dreamliner.


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6. Global Environmental Measures

For more than 15 years, the JAL Group has been implementing a variety of measures that are helping group-wide to reduce and offset the impact its business activities have on the environment. JAL will continue to fulfill its obligation to the environment and society. The JAL Group has been investing in more fuel-efficient aircraft and engines to reduce the CO_2 emissions of its fleet; helping to monitor greenhouse gases in the upper atmosphere with specially developed air-sampling equipment fitted on aircraft; and has been conducting a wide range of recycling programs and air and noise pollution reduction measures, just to name a few of the environmental activities the Group has been involved in.

JAL Group Medium Term Revival Plan Consolidated Business Performance Targets FY08-10

Units (billions of yen)	**FY2008**	**FY2009**	**FY2010**
Operating Revenue	2,184.0	2,205.0	2,260.0
(International Passenger)	807.0	815.0	853.0
(Domestic Passenger)	704.0	730.0	736.0
(International Cargo)	193.0	185.0	189.0
Operating Income	50.0	75.0	96.0
Ordinary Income	30.0	53.0	74.0
Net Income	13.0	26.0	53.0
	FY2008	**FY2009**	**FY2010**
EBITDA*	172.0	198.0	220.0
Debt/ Equity Ratio	1.7	1.4	1.1
ROE (%)	2.8%	5.1%	9.8%

**EBITDA = Earnings before interest, taxes, depreciation and amortization*

FY2008-2010 Performance Target Assumptions

Percentage comparison with previous year

Available Seat Kilometers	**FY2008**	**FY2009**	**FY2010**
International Passenger	95.9%	96.6%	105.7%
Domestic Passenger	98.1%	99.1%	99.3%
International Cargo	90.6%	90.5%	101.5%

	FY2008	FY2009	FY2010
Fuel per barrel *(Singapore Kerosene Hedge)*	US$110/bbl	US$110/bbl	US$110/bbl
Foreign Exchange Rate	US$1 = ¥110	US$1 = ¥110	US$1 = ¥110

###


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JAL Group Announces FY2008-2010 Medium Term Revival Plan

- FY2010 Operating Income Target Increased -

Tokyo February 29, 2008: The JAL Group today announced its Medium Term Revival Plan for FY2008-2010, the three fiscal years from April 1, 2008 to March 31, 2011. Building on corporate restructuring carried out over the past years, the JAL Group will continue focusing its energy and resources on the creation of a business foundation capable of stable growth and profit generation in any environment. The Group will gear itself up to take full advantage of the huge business opportunity presented by airport expansion in the Tokyo metropolitan area in 2010, which includes increases in slots at Haneda and Narita airports, and the internationalization of Haneda Airport.

The FY2008-2010 JAL Group Medium Term Plan continues and expands on the implementation of core elements outlined in previous corporate plans, whilst taking into consideration recent changes in the business environment such as the unabated rise in fuel prices; concerns of a fall in global demand resulting from the knock-effects of the sub-prime loan crisis; and fierce competition expected in the air transportation business both in Japan and abroad.

The airline group will continue fleet downsizing and renewal by replacing older aircraft with new mostly medium and small-size aircraft to increase competitiveness and reduce costs. To build a more profit-focused network, it will carry out further route restructuring by shifting to high profit, high growth routes and continue increasing the number of flights operated by low overheads airlines subsidiaries: JALways, JAL Express (JEX) and J-AIR. 'Premium strategies' aimed at wooing business and top-tier travelers through product and service enhancement and development will be expanded. Another key feature of the plan will be expanded group-wide cost reform, including increasing by 10% the productivity of the workforce a year ahead of schedule.

Following this pathway has already yielded positive results, as indicated by JAL Group's upward revision of its forecast operating income for FY2007, the year ending March 31, 2008. The Group originally forecast a 35 billion yen income for FY2007, but this was increased to 48 billion yen when the results for the first half of the year were announced on November 6, 2007.

As a result of early successes in restructuring its business, the JAL Group in the FY2008-2010 revival plan has increased its operating income target for FY2010 to 96 billion yen up from the 88 billion yen target set in last year's plan.

Furthermore, it was decided today at a JAL Corporation board meeting to issue to 14 companies approximately 150 billion yen of shares of preferred stock by means of a third-party allocation. The capital generated will be used to bolster the JAL Group's business restructuring activities outlined in the Medium Term Revival Plan, helping to speed up, for example, fleet renewal and product and service quality enhancements.

The FY2008-2010 Medium Term Revival Plan focuses on the following 6 points:

1. Maintain flight safety

Following on from FY2007, the entire Group will continue nurturing a safety culture and strengthening its safety management systems to ensure that the highest levels of flight safety, the foundation and social responsibility of the JAL Group, are maintained at all times.

2. Improve Business Profitability

The JAL Group aims to increase profitability in all air transport business segments through fleet renewal and downsizing, matching supply better to demand whilst decreasing costs; concentrating resources on high growth high profit routes; increasing the operations of low overhead Group subsidiary airlines JALways, JAL Express and J-AIR; and employing 'premium strategies' targeted at business and top-tier travelers.

a) Fleet Strategy: Over the period of the plan, JAL will retire 46 aircraft from its fleet such as classic-type 747 and MD-81 aircraft, at the same time as introducing 65 more fuel-efficient, mainly small and medium-size aircraft to its fleet including the state-of-the-art Boeing 787 Dreamliner.


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- Increase the percentage of more fuel-efficient aircraft in fleet : 777, 787, 737-800, Embraer 170
  - International fleet = 25% (end of FY07) >>> 50% (end of FY10))
  - Domestic fleet* = 20% (end of FY07) >>> 41% (end of FY10)

** Not including HAC, JAC or RAC.*

- Continue fleet downsizing by expanding the percentage of medium and small size aircraft.
  - % of medium/ small size aircraft in international fleet = 48% (end of FY07) >>> 62% (end of FY10)
    - 303 seats per passenger flight (end of FY07) >>> 259 seats per flight (end of FY10)
  - % of medium/ small size aircraft in domestic fleet = 91% (end of FY07) >>> 93% (end of FY10)
    - 191 seats per passenger flight (end of FY07) >>> 180 seats per flight (end of FY10)

Planned No. of Aircraft in JAL Group -- FY2007 vs FY2010


272 aircraft
291 aircraft
Small-size Aircraft/ Regional Jet
737
MD90
MD81
Medium-size aircraft
767
A300-600
777-200/200ER
Large-size aircraft
747
747-400
777-300/300ER
737
MD90
Embraer170
787
767
A300-600
777-200/200ER
747-400
777-300/300ER

b) Low Overheads Subsidiary Airline Strategy: JAL will expand the use on international and domestic routes of Group subsidiary airlines: JALways, JAL Express, J-AIR. These three subsidiary airlines offer the same level of service as JAL, but with approximately 10% lower overheads. JALways operates on international routes, primarily leisure and Asia business routes. JAL Express (JEX) currently serves domestic Japan routes, but in FY2009 will start operating 737-800 aircraft on international routes, primarily China. J-AIR operates CRJ regional jets in Japan and its operations will expand with the introduction of Embraer 170 to the JAL fleet in FY2008.

- International flights operated by JALways & JAL Express
  - 25% (end of FY07) >>> 38% (end of FY10)

- Domestic flights* operated by JAL Express and J-AIR
  - 25% (end of FY07) >>> 41% (end of FY10)

** Not including HAC, JAC, JTA or RAC.*

c) Route Strategy: JAL will concentrate resources on high growth, high profit markets, adjust schedules and flight frequency to match demand and increase customer convenience whilst exploring opportunities in new markets where business demand is strong.

- From Haneda Airport increase the number of international passenger short-haul routes, and increase the number of early-morning and late- night flight departures.

- Increase flight frequency from Narita Airport on routes business passenger demand is high such as those serving Asia including China, and Russia.
- Increase Asia routes and routes serving tourist destinations by using JALways, and international flights operated by JAL Express focusing on China.
- Explore new business development opportunities resulting from the introduction of the Boeing 787 to the international passenger fleet.
- Make improvements to the Japan domestic network by using small-size aircraft operated by JAL Express and J-AIR.
- Increase passenger convenience on Japan domestic routes by increasing frequency on select routes.
- Review scale and network of cargo business, using 767F on China and Southeast Asia routes and adjusting supply on transpacific routes.
- Assess opportunities for cargo business resulting from the establishment of 24 hour operations at Haneda in FY2010.

d) Premium Strategies: Using effective sales channels, JAL aims to maximize revenue by employing premium strategies which appeal primarily to high yield business and top-tier travelers. Responding to customer feedback and changes in the market, the airline group will continue creating products and services of the highest quality.

- Introduce new first class and business class seats.
  - ➢ Planned introduction of seats on US routes in FY2008.
- Increase number of routes with JAL Premium Economy service.
  - ➢ Already introduced on two Europe routes. To be introduced in FY2008 on US routes and other Europe routes
- Expand availability of JAL First Class service on Japan domestic flights.
- Continue improving lounges and check-in counter areas at Narita Airport.
- Improve services at airport facilities in overseas stations, such as lounge renovation at Honolulu, London, Paris and San Francisco.
- Promote e-business by improving IT systems for Japan domestic flights.
- Improve in Japan internet reservation functions, ticket less travel options such as JAL Touch & Go.

3. Personnel Cost Reduction & Workforce Productivity Improvement

In FY2007, JAL initiated a bold review of its work content and work processes, work form, manpower allocation and restructuring of affiliated businesses. As this has progressed at a good pace, JAL expects to achieve its target of a 10% increase in the productivity of its workforce by the end of FY2008, one year earlier than originally expected.

As already announced, also a year earlier than was originally targeted in last year's corporate plan, the company will also speed up the reduction of its workforce on a consolidated basis from 53,100 staff at the end of FY2006 to 48,800 staff by the end of FY2008.

JAL will continue to keep personnel costs down so that every financial year personnel costs are 50 billion yen lower than the level in FY2006.

4. Additional Personnel Cost Measures

Furthermore, by reviewing the wage system, JAL will continue to reduce personnel costs - the Group's biggest fixed expense - resulting in a reduction in costs of 10 billion yen on a yearly basis.

5. Invest in Human Assets

The JAL Group will strengthen its operational processes and structure, building a system in which staff can develop a strong awareness of safety and customer opinion, and are able to acquire techniques and know-how through training.


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6. Global Environmental Measures

For more than 15 years, the JAL Group has been implementing a variety of measures that are helping group-wide to reduce and offset the impact its business activities have on the environment. JAL will continue to fulfill its obligation to the environment and society. The JAL Group has been investing in more fuel-efficient aircraft and engines to reduce the CO_2 emissions of its fleet; helping to monitor greenhouse gases in the upper atmosphere with specially developed air-sampling equipment fitted on aircraft; and has been conducting a wide range of recycling programs and air and noise pollution reduction measures, just to name a few of the environmental activities the Group has been involved in.

JAL Group Medium Term Revival Plan Consolidated Business Performance Targets FY08-10

Units (billions of yen)	**FY2008**	**FY2009**	**FY2010**
Operating Revenue	2,184.0	2,205.0	2,260.0
(International Passenger)	807.0	815.0	853.0
(Domestic Passenger)	704.0	730.0	736.0
(International Cargo)	193.0	185.0	189.0
Operating Income	50.0	75.0	96.0
Ordinary Income	30.0	53.0	74.0
Net Income	13.0	26.0	53.0
	FY2008	**FY2009**	**FY2010**
EBITDA*	172.0	198.0	220.0
Debt/ Equity Ratio	1.7	1.4	1.1
ROE (%)	2.8%	5.1%	9.8%

**EBITDA = Earnings before interest, taxes, depreciation and amortization*

FY2008-2010 Performance Target Assumptions

Percentage comparison with previous year

Available Seat Kilometers	**FY2008**	**FY2009**	**FY2010**
International Passenger	95.9%	96.6%	105.7%
Domestic Passenger	98.1%	99.1%	99.3%
International Cargo	90.6%	90.5%	101.5%

	FY2008	FY2009	FY2010
Fuel per barrel (*Singapore Kerosene Hedge*)	US$110/bbl	US$110/bbl	US$110/bbl
Foreign Exchange Rate	USS1 = ¥110	US$1 = ¥110	US$1 = ¥110

###


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For customer & general enquiries, please contact your local JAL office: www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

JAL Announce Board Changes for FY2008

Tokyo, February 29, 2008: The Japan Airlines Group today announced changes to the boards of directors and executive officers of Japan Airlines Corporation (the JAL Group holding company) and Japan Airlines International, the Group's main operating airline for FY2008, the fiscal year ending March 31, 2009.

The JAL Group is currently making consolidated efforts to restructure its business according to its Medium Term Revival Plan. In FY2008, the airline group will continue pushing forward with the various measures that are already underway and strive to achieve the targets set. In order to do this, JAL has decided to reappoint the executive directors who were appointed last fiscal year, and keep changes down to a minimum.

The changes announced today are effective April 1, although some of them are subject to the approval of the annual general meeting of shareholders in late June when proposed new board members announced today can be formally elected. New executive officers do not have board voting rights and their appointments do not require shareholder approval.

Mr. Haruka Nishimatsu remains as President and CEO of the JAL Corporation and JAL International. As already announced on February 8, 2008 Toshiyuki Shinmachi will retire on March 31, 2008 from his position as board chairman of both companies. He will be joined by Mr. Takao Fukuchi who will retire from his post as Senior Vice President, Cargo and Mail also at then end of March.

The post of JAL chairman will remain vacant, and Mr. Fukuchi will be replaced by Mr Kunio Hirata. Promoted to the position of Senior Vice President, Finance, Accounting, Purchasing will be Mr. Yoshimasa Kanayama. Mr Hirata and Mr Kanayama will remain in their current positions of Executive Officer from April 1, up until their new titles are approved at the annual general meeting of shareholders.

Promotions within the ranks of the current board of members will result in President Nishimatsu being supported by two Vice Presidents, one Senior Managing Director and 3 Managing Directors.

A slight change to the power of Senior Executive Officer will enable the Group to strengthen its corporate governance.

A "Corporate Climate Reform Committee" will be established chaired by the President with an executive director appointed in charge. The committee will carry out activities that will cut across departments and job types helping to firmly establish within the Group a corporate culture founded on the pillars of safety and customer satisfaction.

JAL Corporation and JAL International's Board of Directors have been listed below reflecting the changes that will be made in FY2008. FY2008 promotions have been listed in bold.

Retirements and Executive Officer promotions have been listed separately for both companies.

Japan Airlines Corporation

Board of Directors Including Promotions

Name	Title	Assignments
Haruka NISHIMATSU	President	Chairman, Executive Management Board / JAL Group CEO
Katsuhiko NAWANO	Executive Vice President	Assistant to the President / Airport Projects / Corporate Governance
Tetsuya TAKENAKA	**Promoted to Executive Vice President**	Assistant to the President / Corporate Planning
Kiyoshi KISHIDA	Senior Managing Director	Corporate Safety Division / Environmental Affairs
Toshio ANNAKA	**Promoted to Managing Director**	Human Resources Management
Shunichi SAITO	**Promoted to Managing Director**	Passenger Sales & Marketing


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Masaaki HAGA	**Promoted to Managing Director**	Engineering & Maintenance Division
Kimio HIROIKE	Senior Vice President	Airport Operations Division
Masato UEHARA	Senior Vice President	Customer Satisfaction Improvement Division
Teruo HARAFUJI	Senior Vice President	Flight Operations Division
Shigemi KURUSU	Senior Vice President	Cabin Attendants Division
Kunio HIRATA	**Promoted to Senior Vice President***	Cargo & Mail Division
Yoshimasa KANAYAMA	**Promoted to Senior Vice President***	Finance, Accounting & Purchasing
Shunji KONO	Senior Vice President (Part-time/ external)	
Kiyofumi KAMIJO	Senior Vice President (Part-time/ external)	

**From April 1, up until the 2008 General Shareholder's Meeting Kunio Hirata and Yoshimasa Kanayama remain as executive officers.*

Executive Officer Promotions

Manabu SATO	**Promoted to Executive Officer**	Administration Planning, Deputy Director (corporate business planning)

Retirements

Toshiyuki SHINMACHI	Chairman	Leaves office Mar 31, 2008. Assumes the post of JALI resident advisor from Apr 1, 2008.
Takao FUKUCHI	Senior Vice President	Leaves office Mar 31, 2008. Assumes the post of JALI advisor from Apr 1, 2008.

JAL International Co., Ltd

Board of Directors Including Promotions

Name	Title	Assignments
Haruka NISHIMATSU	President	Chairman of the Board of Directors, Chairman of the Safety Enhancement Task Force, Chairman of CS Promotion Committee, Chairman of Corporate Climate Reform Committee, Chairman of CSR Committee, Chairman of Global Environment Committee, Chairman of Compliance and Risk Management Committee
Katsuhiko NAWANO	Executive Vice President	Assistant to the President / Airport Projects / Corporate Governance
Tetsuya TAKENAKA	**Promoted to Executive Vice President**	Assistant to the President / Corporate Planning
Kiyoshi KISHIDA	Senior Managing Director	Corporate Safety / Corporate Climate Reform/Environmental Affairs
Toshio ANNAKA	**Promoted to Managing Director**	Human Resources Management / Director of Health Management Office
Shunichi SAITO	**Promoted to Managing Director**	Passenger Sales & Marketing / Asia and Oceania Region
Masaaki HAGA	**Promoted to Managing Director**	Engineering & Maintenance
Kimio HIROIKE	Senior Vice President	Airport Operations
Masato UEHARA	Senior Vice President	Customer Satisfaction Improvement
Teruo HARAFUJI	Senior Vice President	Flight Operations

Shigemi KURUSU	Senior Vice President	Cabin Attendants
Kunio HIRATA	**Promoted to Senior Vice President***	Cargo & Mail
Yoshimasa KANAYAMA	**Promoted to Senior Vice President***	Finance, Accounting & Purchasing
Shunji KONO	Senior Vice President	
Kiyofumi KAMIJO	Senior Vice President	

**From April 1, up until the 2008 General Shareholder's Meeting Kunio Hirata and Yoshimasa Kanayama remain as executive officers.*

Executive Officer Promotions

Makoto ONISHI	**Promoted to Senior Executive Officer**	Deputy Director of Passenger Sales and Marketing in charge of East Japan Region (concurrently) Tokyo Office Manager
Yoshio IMAJO	Promoted to Executive Officer (New post)	Director of Operations Control Center
Susumu FUKUSHIMA	Promoted to Executive Officer (New Post)	Deputy Director of Airport Division, in charge of Narita Area, in charge of Narita Administration (concurrently) Narita Airport Office Manager
Takashi SAITO	Promoted to Executive Officer (New post)	Deputy Director of Maintenance Division (concurrently) Director of Maintenance Planning
Manabu SATO	Promoted to Executive Officer (New post)	Deputy Director of Corporate Planning (corporate business plan)

Retirements

Toshiyuki SHINMACHI	Chairman	Leaves office Mar 31, 2008. Assumes the post of JALI resident advisor from Apr 1, 2008.
Takao FUKUCHI	Senior Vice President	Leaves office Mar 31, 2008. Assumes the post of JALI advisor from Apr 1, 2008.
Masayoshi FUKUDA	Executive Officer	Leaves office Mar 31, 2008. Assumes the post of JALI advisor as of Apr 1 – Jun 30, 2008.
Tetsuo OTA	Executive Officer	Leaves office Mar 31, 2008. Assumes the post of JALI advisor as of Apr 1 – Jun 30, 2008.

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JAL Sells 100% Shareholding in Two Golf & Country Club Management Subsidiaries

Tokyo, March 19, 2008: Japan Airlines International, a subsidiary of JAL Corporation, decided at today's board of directors' meeting to sell its 100% shareholding in two of its hotel and travel services subsidiaries: Asahikawa Resort Development Co., Ltd, and Tomakomai Ryokka Kaihatsu Co., Ltd. The main business activity of these two companies is the management of golf and country clubs located in Japan.

JAL will sell its 100% shareholding in the Asahikawa Resort Development Co., Ltd, which own and manages five golf courses in Japan including the Forest Asahikawa Country Club, to the Asahi Corporation. JAL will also sell its 100% shareholding in the Tomakomai Ryokka Kaihatsu Co., Ltd to Sanit Co., Ltd, a company invested in by 5 companies based in Hokkaido. Together with the company, Pacific Sports and Resort, Tomakomai Ryokka Kaihatsu Co., Ltd is currently responsible for the management of the Tomakomai Country Club Brookes Course.

The JAL Group has stated that it is concentrating its resources on the core air transport business segment in order to achieve sustainable growth. The company is trying to improve asset efficiency by centralizing business resources in the air transport business whilst selling non-core assets. The sale of these two hotel and travel services subsidiaries forms part of this move. The final agreement and share transfer was completed today, March 19, 2008.

Both the Asahikawa Resort Development Co., Ltd, and Tomakomai Ryokka Kaihatsu Co., Ltd will be removed from the JAL Group's consolidated statement FY2007. Removing the two companies' liabilities from the financial statement will generate special income of about 9.0 billion yen, but JAL's forecast for the current financial will remain unaffected.

Company Name	Asahikawa Resort Development Co., Ltd.
Date Established	February 26, 1990
Main Business	Management of Forest Asahikawa Country Club
Capital	475 million yen
Net Assets	▲4,623 million yen
Total Assets	40 million yen
Percentage of Voting Rights	Japan Airlines International 100% (post assignment) Asahi Corporation 100%

Company Name	Tomakomai Ryokka Kaihatsu Company Limited
Date Established	April 10, 1989
Main Business	Management of Tomakomai Country Club Brookes Course
Capital	50 million yen


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/


JAL GR
JAL

Net Assets	▲11,099 million yen
Total Assets	48 million yen
Percentage of Voting Rights	Japan Airlines International 100% (post assignment) Sanit Company Limited 100%

Company Name	Asahi Corporation
Date Established	June 21, 2001
Main Business	Golf course management
Capital	10 million yen
Stockholders	Hiroshi Tezuka (100%)

Company Name	Sanit Company Limited
Date Established	April 28, 1997
Main Business	Golf course management
Capital	10 million yen
Stockholders	Five companies in Hokkaido

Company Name	Pacific Sports and Resorts
Date Established	February 1, 2006
Main Business	Golf course management
Capital	100 million yen
Stockholders	Pacific Management Co. Ltd. (100%)

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Introduction of JAL Domestic First Class Service on Tokyo – Sapporo Route


JAL FIRST CLASS

Tokyo March 27, 2008: Japan Airlines (JAL) will introduce its new domestic first class service to the Tokyo – Sapporo route from June 1, 2008. Seat reservations can be made from April 1 2008.

The new first class service, the first-ever introduced on Japan domestic flights, will be offered on two round trip flights per day between Tokyo (Haneda) and Sapporo (Chitose), the largest city in Hokkaido. The flight time between the two cities is approximately an hour and a half.

At Chitose airport, JAL will provide dedicated first class check-in counters, and passengers will be able to enjoy priority boarding, priority baggage claim and access to the Sakura Lounge.

JAL's domestic first class service was first introduced on the Haneda, Tokyo – Itami, Osaka route from December 1 2007 and from April 1 2008 the service will also be introduced on flights between Haneda, Tokyo and Fukuoka. By the beginning of May, JAL will have increased the number of flights the first class service is available to 10 flights per day on the Osaka route and 6 flights per day on the Fukuoka route.

Also during June, JAL will serve in first class on all of these routes as its recommended drink of the month a range of *sake* produced by 11 members of the Hokkaido Sake Brewers Association. The *sake*, specially branded under the name *saikatouya*, have been produced to mark the holding of the G8 Summit in Toyako, Hokkaido in July 2008.

First Class Seat - Passengers choosing JAL's domestic first class service can completely relax in a seat as comfortable as a sofa. Upholstered in the finest leather, the seat reclines to a maximum angle of 132°, and has a generous seat pitch (legroom) and width of 130cm and 53cm respectively. The seats are arranged on board B777-200 aircraft in a 2-2-2 configuration, and a center partition made with a wood finish has been added between each pair of seats for extra passenger privacy. The customer-friendly principles of Universal Design have been incorporated into the seat's design to ensure that it is usable by as many people as possible regardless of age or physical condition.

First Class Cuisine - On board, JAL serves first class passengers a choice of either a main meal or a light snack which are changed every 10 days to ensure that only the freshest ingredients are used. Some of the main meals and snacks are created by some of the top restaurants and shops in Japan. Most of the restaurants being used to create the evening main meals were awarded 1 star by Michelin in its Tokyo Guide 2008. Between the hours 9am and 5pm passengers can choose between a *bento* box light meal, or delicious desserts.

First Class Service - In addition to the complimentary blankets, headphones and soft drinks already provided in economy class and in JAL's award-winning domestic business class, *Class J*, domestic first class passengers will be given a cushion and slippers for extra comfort and can enjoy a selection of complimentary alcoholic beverages including beer, wine, and shochu. The drinks menu will also feature a monthly recommendation of a champagne, wine or sake.

Passengers who have purchased a domestic fare ticket can upgrade from economy class to first class by paying just 8,000 yen for each sector of their journey, subject to seat availability. Ticket rules and conditions apply. Passengers traveling internationally in JAL First Class will be seated at no additional cost in the new domestic first class cabin on applicable domestic routes.

Quick Reference JAL Domestic Seat Comparison Chart

	New First Class	Class J	Economy
Seat Surcharge	JPY8,000	JPY1,000	n/a
Seat Pitch	130 cm	95 cm	79 cm
Seat Width	53 cm	47 cm	44 cm
Armrest width	33 cm	18 cm	6 cm
Max. Angle of Recline	132°	121°	-
Complimentary Drinks	Alcohol and soft drinks	Soft drinks	Soft drinks


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For customer & general enquiries, please contact your local JAL office: www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



Meal Service	Yes	No	No
Other amenities	Blanket, headphones cushion, slippers.	Blankets, headphones	Blankets, headphones
Priority Boarding	Yes	No	No
Lounge Access	Yes	No	No
Luggage Allow[illegible]	[illegible]g	15kg	15kg
JMB Mileage Accrual	+ 50% of the sector miles	+ 10% of the sector miles	n/a

** International luggage allowances apply to passengers with same day connections from international to domestic flights and vice verse.*

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For customer & general enquiries, please contact your local JAL office: www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

New JAL Economy Class Check-in Area at Narita Terminal 2

- New Self Check-in Machines & In-line Luggage Screening System -



Tokyo March 31, 2008: On April 2, 2008, JAL will unveil at Narita Airport Terminal 2 - the airline's main international hub - a new economy class check-in area. The improved area will enable JAL to provide its passengers with a more convenient, user-friendly, stress free check-in experience at the airport.

Passengers will be able to check themselves in using one of 36 of the latest easy-to-use Self Check-in Machines (SCM) installed in the area to speed up the whole departure process. After doing this, if they have luggage to check in they must then proceed to a nearby luggage check-in counter, otherwise they can head directly to immigration.

In addition to the self check-in machines, economy class passengers without luggage can also check-in at a new express counter conveniently located in the departure lobby close to the south entrance for immigration control.


JAL
JAL

A counter for the exclusive use of JAL Premium Economy passengers will also be unveiled in the new area.

This summer, the economy class check-in area will be expanded further with the opening up of an e-style section dedicated to customers who have checked in already using the Internet.

Furthermore, with the introduction of an inline luggage screening system to Narita Terminal 2 on April 22, passengers in all classes of travel will no longer have to present their luggage for x-ray machine security checks prior to checking in. Passengers will be able to go straight to one of the self check-in machines or check-in counters.

Improvements to the economy class check-in counter area form just one part of JAL's efforts to strengthen customer service at Narita Airport Terminal 2.

On December 18, 2007, JAL unveiled completely renovated check-in counters for First Class and Executive Class passengers, as well as new counters exclusively for the use of the airline's frequent flyers who are either JAL Global Club (JGC) or JMB Sapphire members. At the same time, JAL unveiled Support Counters dedicated to servicing the needs of priority guests, such as passengers with disabilities, passengers traveling with babies or expectant mothers.

On July 19 2007, JAL opened the doors to a completely revamped JAL First Class Lounge and JAL Sakura Lounge at the terminal's main building, both featuring a buffet-style hot meal service, stylish bar-counters, resident professional masseuses, and shower rooms.

###


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

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www.jal.com/en/corporate/

JAL Eco Jet to Raise Awareness of Global Environment



Tokyo, April 22, 2008: Japan Airlines (JAL) has decorated a 777-200 aircraft with a 'green' design to help in raising people's awareness of the issue of climate change and global warming, and clearly re-state the company's unwavering commitment to reducing the impact its business activities have on the global environment.

Called the JAL Eco Jet, the aircraft will carry on its fuselage a 2-meter high by 7-meter wide green origami paper plane motif accompanied by the words 'Sky Eco' in both Japanese and English. The conventional JAL livery of the aircraft will be modified by changing the color of the 'arc of the sun' design on its tailfin from red to green. JAL plans to operate the aircraft from June 2008 on Japan routes serving Haneda airport, Tokyo, its main domestic hub.

While JAL plays a vital role in bringing people together from around the world for business, pleasure, cultural exchange and so on, it is fully aware of the impact its business operations have on the environment. IATA has estimated that the airline industry generates 3% of the total man-made contribution to climate change, with the possibility of this increasing to 5% by 2050. In terms of CO_2 - one of the key culprits behind global warming - aviation is responsible for approximately 2% of global emissions.

With this in mind, JAL has been implementing for more than 15 years a variety of measures designed to reduce and offset the impact its business activities have on the environment - from the introduction of more fuel efficient aircraft to the fitting of specially developed air-sampling equipment on its aircraft to help scientists better understand the causes and effects of global warming.

Since 2002, the airline has been closely following an action plan called Sky Eco [2010], which sets specific environmental goals for the company to achieve by 2010. JAL aims to reduce its environmental footprint by cutting fuel consumption and, consequently CO_2 emissions per available ton kilometers (ATK) of its fleet by 20 per cent in the 20 years to 2010. It has already achieved a 15 per cent reduction since 1990.

Examples of JAL Environmental Activities

Fleet renewal: The introduction of more fuel efficient aircraft fitted with state-of-the-art engines combined with the retirement of older type aircraft has been essential to JAL achieving CO_2 emission cuts. Almost 30% of the aircraft in its fleet have been delivered in the past five years as it has retired 90 older models. Substantial investment in new more fuel efficient aircraft continues as JAL still has outstanding orders for over 80 new aircraft, including the super-advanced Boeing 787 fitted with GE's next generation turbofan, the GEnx.

Weight reduction: JAL has estimated that by trimming 1 kg (2.2 lb) from the weight of each aircraft will reduce CO_2 emissions


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across its fleet by 76 tons a year. The airline has been looking at its operations from every angle to find ways of reducing weight from aircraft, even if it is just by 1gm. By using lighter materials, JAL has reduced by 26 kg the average weight of cargo containers; introduced to first and business classes porcelain which is 20 per cent lighter; and shaved off 2gm of weight from each spoon used on board aircraft.

Flight operations: It is making more use of flight simulators, to reduce actual flight training hours; adopted more stringent procedures for loading cargo to ensure the aircraft's centre of gravity is at the optimum position to reduce wind drag; and is operating more of its freighters in bare metal, saving the weight of paint. By regularly cleaning the jet engines of large and medium-size aircraft with hot water, JAL has been managing to improve engine performance by around 1 percent resulting in to date an estimated 53,000 tons reduction in its fleets CO_2 emissions.

Team Minus 6%: On the ground, JAL is supporting the Japanese government's energy-saving Team Minus 6% initiative, reducing levels of office heating in winter and cooling in summer, cutting CO_2 emissions by more than 10% over the past 5 years. Also in support of the campaign, in previous years JAL has shown onboard domestic flights a "Team Minus 6%" public information video appealing to the general public to consider how they use energy in their everyday lives, and to economically utilize and conserve energy in whatever ways are possible.

Recycling/ Green Procurement: JAL recycles everything it can - from aluminium cans and paper through to old uniforms and polythene sheets - and adopts a green procurement policy whenever possible, for instance only now buying wooden chopsticks made from sustainable timber.

Boreal Forest Fire Control Initiative: As forests mitigate global warming by absorbing CO_2 emitted by burning fossil fuels, JAL has been supporting the Boreal Forest Fire Control Initiative and other similar projects. With the aim of preventing or containing wild fires through early detection, information gathering and analysis, JAL's pilots flying over Siberia, Alaska and Indonesia have been reporting any fire outbreaks they spot, with more than 500 blazes reported in the past five years.

Global Warming Observation Project: Since 1993, JAL has also been participating in a global warming observation project to monitor greenhouse gases in the upper atmosphere using specially fitted air sample collection and measuring equipment. The programme now involves five JAL aircraft measuring the composition of the upper atmosphere on international routes. The data collected using JAL aircraft is helping scientists better understand the causes and effects of global warming.

For more information on JAL's environmental programs: www.jal.com/en/environment/


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JAL Inaugurates Daily Service Between Haneda Airport, Tokyo & Hong Kong

Tokyo April 25, 2008: Japan Airlines (JAL) will inaugurate a regular daily charter service between Haneda Airport, Tokyo and Hong Kong from July 1, 2008. Tickets for the new route go on sales today (April 25, 2008).

The new JAL route will provide customers traveling to and from Hong Kong with added convenience as central Tokyo can be reached in less than 30 minutes from Haneda airport (HND).

The airline plans to operate a 237-seat B767-300ER on the new route. The aircraft will feature an economy class cabin and, still to be decided, possibly business class as well.

JAL currently offers 2 flights a day between Narita International Airport, Tokyo (NRT) and Hong Kong. Including code shares, the airline offers a twice daily service between Osaka (Kansai) and Hong Kong, a daily service between Nagoya (Chubu) and Hong Kong, and a daily service between Fukuoka and Hong Kong which is routed via Taipei.

The airline already operates a twice-daily service between Haneda and Seoul (Gimpo Airport) and a daily service between Haneda and Shanghai (Hongqiao Airport). From April 5, 2008 JAL also started offering a twice weekly service between Haneda and Seoul (Incheon Airport). Although these flights are classified as charters, they offer the same regular service as a scheduled flight.

Tokyo (Haneda) – Hong Kong

Flight No.	Depart	Time (local time)	Arrive	Time (local time)	Days of operation	Aircraft	Start date
JL (tbc)	Tokyo (Haneda)	20:30	Hong Kong	00:05	Daily	767-300ER	July 1, 2008
JL (tbc)	Hong Kong	01:20	Tokyo (Haneda)	06:30	Daily	767-300ER	July 2, 2008

###


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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/



JAL Announces Revised Consolidated Financial Forecast for FY2007

Tokyo May 2, 2008: JAL Group today announced a revision of its consolidated financial forecast for FY2007, the year ended March 31, 2008, reflecting the trends of recent performance.

Today's revised forecast supersedes the Group's last forecast announced on November 6, 2007 when the airline issued its financial results for the half-year results for financial year 2007 (the period from April 1, 2007 to September 30, 2007).

Compared to the previous forecast, JAL Group's revised forecast for FY2007 operating revenue is now estimated at 2,230.0 billion yen, down 8.0 billion yen or 0.4%. Operating costs are estimated at 2140.4 billion yen, down by 49.5 billion yen or 2.3%. Ordinary income is now estimated at 90.0 billion yen, up 42.0 billion yen or 87.5%; ordinary income at 69.0 billion yen up 25.0 billion yen or 56.8%; and net income at 16.0 billion yen, up 9.0 billion yen or 128.6%.

If a company registered in Japan at anytime expects net income to change by more than 30% - either up or down – from previously announced forecasts it must notify the Tokyo Stock Exchange.

The JAL Group is currently in the process of making final calculations for FY2007 and these will announced on May 9, 2008.

Revision of JAL Group Forecast Consolidated Financial Results for FY2007 (April 1, 2007 - March 31,2008)

FY2007 FORECAST *Units: Japanese yen billions*	**FY2007 Revised Forecast** Year ending Mar 31, 2008	**FY2007 Previous Forecast** Announced Nov 6, 2007	**Difference in forecasts**	**% Change in forecasts**	**FY2006 Result** (Year ended March 31, 2007)
Operating revenue	2,230.0	2,238.0	- 8.0	-0.4%	2,301.9
Operating costs	2,140.4	2,190.0	-49.5	- 2.3%	2,278.9
Operating income	90.0	48.0	42.0	+ 87.5%	22.9
Ordinary income	69.0	44.0	25.0	+ 56.8%	20.5
Net income	16.0	7.0	9.0	+ 128.6%	- 16.2

**All figures rounded down to the nearest tenth of a billion yen.*

FY2007 FORECAST *Units: Japanese yen*	**FY2007 Revised Forecast** Year ending Mar 31, 2008	**FY2007 Previous Forecast** Announced Nov 6, 2007	**Difference in forecasts**	**% Change in forecasts**	**FY2006 Result** (Year ended March 31, 2007)
Net income per share	5.86	2.56	3.3	128.6%	- 6.52

The JAL Group is focusing its energy and resources on the creation of a business foundation capable of stable growth and profit generation in any environment.

As a result of the effectiveness of 'premium strategies' aimed at attracting business and top-tier travelers through product and service enhancement and development, international business passenger demand has been robust. Even though domestic passenger demand is slightly lower than expected, the JAL Group's revised forecast for operating revenue is almost the same as its previous forecast announced in November last year.

Due to the effectiveness of group-wide cost reform implemented during FY2007 with the objective of increasing profitability and tackling, for example, increases in the cost of jet fuel, the JAL Group now forecasts that operating cost reductions will be greater than previously expected.

To reflect this, both operating and ordinary income forecasts have been revised upwards.

To remove risks in business operations, we have posted the extraordinary losses outlined below, but net income for F[illegible] s[illegible]ected to exceed previously announced estimates as a result of the forecast increase in ordinary i[illegible]m[illegible]

END

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www.jal.com/en/corporate/



Main Extraordinary Losses

a. Temporary depreciation costs of 7,068 million yen will be posted for FY2007, as the expected lifetime of spare parts for some aircraft models has been adjusted.

b. A reserve fund of 6,193 million yen has been set aside for an ongoing investigation by the European Commission into alleged violations of the anti-trust law regarding international air cargo operations involving major global airlines. The reserve is the best estimate of future possible losses related to this investigation, based on currently available information. There is the possibility of a fluctuation in this estimate.

   This is additional to the extraordinary loss resulting from JAL International (JALI) entering into a plea agreement with the US Department of Justice for violations of the antitrust law in which the company agreed to plead guilty concerning certain alleged violations of the antitrust laws in the U.S./trans-Pacific international air cargo business and to pay a fine of US$110 million.

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END

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